   As filed with the Securities and Exchange Commission on September 15, 2000

                                                      Registration No. 333-40248
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                         PRE-EFFECTIVE AMENDMENT NO. TWO
                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               -------------------

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)


               Delaware                                      87-0418807
   -------------------------------                     ----------------------
   (State or other jurisdiction of                        (I.R.S. Employer
    incorporation or organization)                     Identification Number)

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                              103 Springer Building
                              3411 Silverside Road
                           Wilmington, Delaware 19810
                                 (302) 478-6160
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ANTHONY J. SANTILLI
                  Chairman, President, Chief Executive Officer,
                      Chief Operating Officer and Director
                   American Business Financial Services, Inc.
                            Balapointe Office Center
                           111 Presidential Boulevard
                              Bala Cynwyd, PA 19004
                                 (610) 668-2440
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                            JANE K. STORERO, ESQUIRE
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                      Philadelphia, Pennsylvania 19103-6998
                                 (215) 569-5500

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective registration statement filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective registration statement filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434 please check the following box. [ ]

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 Subject to Completion, Dated September 15, 2000


[LOGO]

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                  $350,000,000 of Subordinated Debt Securities

         American Business Financial Services, Inc. is offering the subordinated investment notes and the adjustable-rate, subordinated money market notes. We offer investment notes with maturities of three months to 120 months. The money market notes have no stated maturity. For a more detailed description of these securities, see "Highlights of Terms of the Debt Securities" and "Description of the Debt Securities Offered and the Indenture." We will provide the interest rates currently being offered on the debt securities in a supplement to this prospectus. You should read this prospectus and the rate supplement carefully before you invest.

         We will receive all of the proceeds from the sale of the debt securities which we estimate will total approximately $342.1 million after paying expenses.

         These debt securities are not certificates of deposit or other obligations of, or guaranteed by a depository institution. The payment of principal and interest on these securities is not insured by the FDIC or guaranteed by the FDIC, any governmental or private insurance fund, or any other entity.

         These debt securities are our unsecured obligations. We do not contribute funds to a separate account such as a sinking fund to repay the debt represented by these securities upon maturity.

         There is no public trading market for these securities and it is unlikely that an active trading market will develop or be sustained.

         An investment in these securities involves risks and uncertainties. These securities are unsecured obligations, which are subordinated to our senior debt. You should consider carefully the risk factors and the other information set forth in this prospectus before you decide to purchase these securities. See "Risk Factors" beginning on page 11.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                          -----------------------------


                The date of this prospectus is ____________, 2000

                                TABLE OF CONTENTS

                                                                                           Page
                                                                                           ----
Prospectus Summary...........................................................................3
Highlights of Terms of The Debt Securities Offered..........................................10
Risk Factors................................................................................11
Forward Looking Statements..................................................................21
Use of Proceeds.............................................................................22
Description of The Debt Securities Offered and The Indenture................................23
Selected Consolidated Financial Data........................................................37
Management's Discussion and Analysis of Financial Condition and Results of Operations.......39
Business....................................................................................87
Where You Can Find More Information........................................................106
Management.................................................................................107
Principal Shareholders.....................................................................110
Market For Common Stock and Related Stockholder Matters....................................112
Plan of Distribution.......................................................................114
Legal Matters..............................................................................114
Experts....................................................................................114
Index To Consolidated Financial Statements.................................................F-1

                               PROSPECTUS SUMMARY

         This summary includes an overview of the material terms of the offering which are discussed in detail in this prospectus. It does not contain all of the information that is necessary to make an informed investment decision. To fully understand the offering, you should read the entire prospectus carefully, including the "Risk Factors" and the consolidated financial statements and the related notes before you decide to purchase these securities.

                   General Information Regarding Our Business

         American Business Financial Services, Inc. is a diversified financial services company operating throughout the United States. We originate loans through a combination of channels including a national processing center located at our centralized operating office in Bala Cynwyd, Pennsylvania, and a retail branch network of offices. Through our principal direct and indirect subsidiaries, we originate, service and sell:

         o loans to businesses secured by real estate and other business assets, which we refer to in this document as business purpose loans;

         o mortgage loans which are secured by first and second mortgages on single-family residences and which do not satisfy the eligibility requirements of Fannie Mae, Freddie Mac or similar buyers which we refer to in this document as home equity loans; and

         o mortgage loans which are secured by first mortgages on one-to four-unit residential properties, most of which satisfy the eligibility requirements of Fannie Mae and Freddie Mac, which are referred to in this document as conventional first mortgage loans.

            In addition, we have entered into business arrangements with several financial institutions. According to these business arrangements, we will purchase home equity loans that meet our underwriting criteria but do not meet the underwriting guidelines of the selling institution for loans it holds in its portfolio. The loans are originated by the selling institution and immediately sold to us. Following our purchase of the loans through this program, we hold these loans in our portfolio until they are sold in connection with a future securitization. We refer to these business arrangements in this document as the Bank Alliance Program.

         Prior to December 31, 1999, we also originated equipment leases. Effective December 31, 1999, we de-emphasized the leasing origination business as a result of our strategy of focusing on our most profitable lines of business. We are continuing to service the remaining leases in our managed portfolio, which totaled $134.8 million in gross receivables at March 31, 2000 and we may from time to time consider originating or purchasing new leases.

         Our loan customers fall primarily into two categories. The first category of customers includes credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations. These institutions have historically provided loans only to individuals with the most favorable credit characteristics. These borrowers generally have impaired or unsubstantiated credit histories and/or unverifiable income. The second category of customers includes borrowers who would qualify for loans from traditional lending sources but who still prefer to use our products and services. Our experience has indicated that these borrowers are attracted to our loan products as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan requests. Historically, both categories of customers have been willing to pay our origination fees and interest rates even though they are generally higher than those charged by traditional lending sources. Leases in our managed portfolio were typically made to small businesses or proprietorships with less than 100 employees and favorable credit histories.

         We were incorporated in Delaware in 1985 and we began operations in 1988, initially offering business purpose loans secured by real estate through our subsidiary, American Business Credit.

         The ongoing securitization of our loans is a central part of our current business strategy. A securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the transfer of a pool of financial assets, in our case, loans, to a trust in exchange for certificates, notes or other securities issued by the trust and representing an undivided interest in the trust assets. The transfer to the trust could involve a sale or pledge of the financial assets depending on the particular transaction. Next, we sell a portion of the certificates, notes or other securities to investors for cash. Often the originator of the loans retains the servicing rights, which is the right to service the loans for a fee. The originator may also retain an interest in the cash flows generated by the securitized loans which is subordinate to the regular interest sold to investors. This interest in the cash flows generated by the securitized loans is called an interest-only strip. Through March 31, 2000, we had securitized an aggregate of $2.0 billion of loans and leases, consisting of $280.1 million of business purpose loans, $1.6 billion of home equity loans, and $161.6 million of equipment leases. We retain the servicing rights on all securitized loans and leases. See "Business -- Securitizations."

         In addition to securitizations, we fund our operations with subordinated debt that we offer from our principal operating office located in Pennsylvania and branch offices located in Florida and Arizona. We offer this debt without the assistance of an underwriter or dealer. At March 31, 2000, we had $329.0 million in subordinated debt outstanding. This debt had a weighted average interest rate of 10.1% and a weighted average maturity of 21 months as of March 31, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         We continue to explore a variety of strategic options to broaden our product offerings and reduce our cost of funds. To achieve these goals, we may consider various electronic commerce initiatives, the acquisition of other finance companies or related companies, the purchase of portfolios of loans, the issuance of secured credit cards, the origination and servicing of loans insured by the Small Business Administration and the engagement of independent NASD registered brokers to assist in the sale of the subordinated debt securities. We cannot assure you that we will engage in any of the activities listed above or the impact of those activities on our financial condition or results of operations.

         Our principal executive office is located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The telephone number at that address is (302) 478-6160. Our principal operating office is located at Balapointe Office Centre, 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania 19004. The telephone number at the Balapointe Office Centre is (610) 668-2440. We maintain a site on the World Wide Web at www.abfsonline.com. The information on our web site is not and should not be considered part of this document.

                       Summary Consolidated Financial Data

         You should consider our consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.




                                                      Nine Months Ended
                                                          March 31,                       Year Ended June 30,
                                                      -----------------    ----------------------------------------------
                                                        2000      1999       1999     1998       1997      1996     1995
                                                      -------   -------    -------  -------    -------   -------  -------
Statement of Income Data:                                        (Dollars in thousands, except per share data)
Revenues:
  Gain on sale of loans and leases..............      $ 63,025  $ 45,789  $ 64,490  $ 40,778  $ 19,942   $ 8,721  $ 1,350
  Interest and fees.............................        14,219    12,717    16,553    17,386     5,584     3,245    4,058
  Interest accretion on interest-only strips....        11,902       699     2,021       538       101        --       --
  Other.........................................         3,417     2,004     3,360       633       335       129      143
                                                      --------  --------  --------  --------  --------   -------  -------
Total revenues..................................        92,563    61,209    86,424    59,335    25,962    12,095    5,551
Total expenses..................................        73,458    45,078    64,573    41,445    16,960     8,974    4,657
                                                      --------  --------  --------  --------  --------   -------  -------
Operating income before income taxes............        19,105    16,131    21,851    17,890     9,002     3,121      894
Income taxes....................................         7,642     5,704     7,763     6,435     3,062       802      313
                                                      --------  --------  --------  --------  --------   -------  -------
Net income......................................      $ 11,463  $ 10,427  $ 14,088  $ 11,455  $  5,940   $ 2,319  $   581
                                                      ========  ========  ========  ========  ========   =======  =======
Per Common Share Data:
  Basic earnings per common share(a)............      $   3.32  $   2.82  $   3.83  $   3.10  $   2.03   $  0.96  $  0.26
  Diluted earnings per common share(a)..........          3.23      2.74      3.72      2.98      1.95      0.96     0.26
  Cash dividends declared per common share......          0.22     0.115     0.165      0.06      0.06      0.03       --

----------------------
(a) Amounts for the nine months ended March 31, 2000 and for the years ended June 30, 1999, 1998, 1997, 1996 and 1995 have been retroactively adjusted to reflect the effect of a 5% stock dividend declared August 18, 1999 as if the additional shares had been outstanding for each period presented.


                                                  March 31,                                   June 30,
                                                -----------  ------------------------------------------------------------
                                                    2000        1999         1998         1997        1996         1995
                                                -----------  ------------------------------------------------------------
                                                                               (In thousands)
Balance Sheet Data:
Cash and cash equivalents...................    $  45,399    $ 22,395    $   4,486    $   5,014    $  5,345     $  4,734
Loan and lease receivables, net
  Available for sale........................       33,259       33,776      62,382       35,712      18,003        8,669
  Other.....................................       10,819        6,863       4,096        1,144         534          328
Interest-only strips........................      258,772      178,218      95,913       37,507      32,639       13,448
Receivables for sold loans and leases.......       62,651       66,086       2,337          960          26           86
Servicing rights............................       66,081       43,210      18,472        8,083       5,907        1,388
Total assets................................      533,757      396,301     226,551      103,989      46,894       22,175
Subordinated debt...........................      329,038      211,652     112,182       56,486      33,620       17,800
Total liabilities...........................      467,265      338,055     183,809       73,077      42,503       20,031
Stockholders' equity........................       66,492       58,246      42,742       30,912       4,392        2,143


                                                   Nine Months Ended
                                                        March 31,                           Year Ended June 30,
                                              --------------------------  ----------------------------------------------------------
                                                  2000          1999          1999         1998        1997       1996       1995
                                              -----------    -----------  -----------   ---------   ---------   --------  ----------
Other Data:                                                          (Dollars in thousands, except per share data)
Originations:
  Business Purpose Loans................      $    81,056   $    42,721   $    64,818   $  52,335   $  38,712   $ 28,272  $  18,170
  Home Equity Loans.....................          668,704       449,891       634,820     328,089      91,819     36,479     16,963
  Conventional First Mortgage Loans.....           31,590        50,230        66,519      33,671          --         --         --
  Equipment Leases......................           19,631        76,745        96,289      70,480       8,004      5,967      2,220
Loans and Leases sold:
  Securitizations.......................          710,993       523,694       777,598     384,700     115,000     36,506      9,777
  Other.................................           77,645        83,952       105,751      51,594       3,817     19,438     31,948
Total managed loan and lease portfolio..        1,697,216     1,011,758     1,176,918     559,398     176,651     59,891     17,774
Average loan/lease size:
  Business Purpose Loans................               88            76            80          83          78         78         71
  Home Equity Loans.....................               69            82            74          62          51         47         46
  Conventional First Mortgage Loans.....              151           164           165         154          --         --         --
  Equipment Leases......................               19            24            23          21          11         11         12
Weighted average interest rate on Loans
  and Leases
  Business Purpose Loans................            15.96%        15.99%        15.91%      15.96%      15.91%     15.83%     16.05%
  Home Equity Loans.....................            11.19         10.82         11.05       11.95       11.69       9.94      12.68
  Conventional First Mortgage Loans.....             8.57          7.34          7.67        8.22          --         --         --
  Equipment Leases......................            11.25         11.45         11.40       12.19       15.48      17.22      15.85



                                                   Nine Months Ended
                                                        March 31,                           Year Ended June 30,
                                              --------------------------  ----------------------------------------------------------
                                                  2000          1999          1999         1998        1997       1996       1995
                                              -----------    -----------  -----------   ---------   ---------   --------  ----------
Financial Ratios:
Return on average assets................             3.29%         4.84%         4.56%       6.93%       7.87%      6.71%      3.37%
Return on average equity................            24.35         28.88         28.10       31.10       33.65      70.96      31.36
Total delinquencies as a percentage of
  total managed portfolio at end of
  period ...............................             3.18          3.22          3.19        3.01        2.15       2.30       3.84
Real estate owned as a percentage of
  total managed portfolio at end
  of period.............................              .85           .68           .85         .16         .34       1.01       4.29
Loan and lease losses as a percentage of
  the average total managed portfolio
  during the period.....................              .24           .10           .12         .12         .07        .33        .66
Pre-tax income as a percentage of total
  revenues..............................            20.64         26.35         25.28       30.15       33.99      25.81      16.11
Ratio of earnings to fixed charges......             1.69          1.97          1.92        2.23        2.56       1.97       1.54


                            Overview of the Offering

         The Offering. We are offering up to $350.0 million of subordinated investment notes and adjustable rate subordinated money market debt securities referred to in this prospectus as debt securities. In connection with this offering of debt securities, we have entered into an agreement called an indenture with U.S. Bank Trust National Association, a national banking association who will act as the trustee. The indenture provides detailed information regarding the terms of debt securities and what happens in the event we fail to make a payment. The trustee monitors our compliance with the terms of the indenture and takes actions to protect the rights of holders of the debt securities if we do not comply with these terms. There is no minimum amount of debt securities that must be sold in the offering. We may withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, the debt securities previously sold will remain outstanding until maturity and pending orders will be irrevocable. See "Plan of Distribution."

         Unsecured Obligations. The debt securities are not insured, guaranteed or secured by the FDIC or other government agencies or by any lien on any of our assets. We do not intend to contribute funds to a separate fund, such as a sinking fund, to provide funds to repay the debt securities upon maturity. Our sources of funds for the repayment of principal at maturity and the ongoing payment of interest on these debt securities include revenues from operations, including the securitization or sale of available for sale loans, working capital, and cash generated from additional debt financing. See "Risk Factors -- Since we do not set aside funds to repay the debt securities offered and you must rely on our revenues from operations and other sources for repayment, if our sources of repayment are not adequate, you could lose all or a part of your investment."

         Subordinated Obligations. The debt securities are second in right of repayment, or subordinated, to our senior debt and debt of our subsidiaries, other than the senior debt. There is no limitation on the amount of senior debt or subsidiary debt we may incur. See "Description of the Debt Securities Offered and the Indenture" for a description of what constitutes senior debt and debt of our subsidiaries.

         Parity Debt. Upon liquidation or dissolution, our indebtedness, other than the senior debt, will have rights equal to those of the debt securities being offered. As of March 31, 2000, we had $329.0 million of indebtedness which will rank equally in right of payment with the debt securities. See "Description of the Debt Securities Offered and the Indenture."

         Orders. Your order is irrevocable upon submission to us. We may reject your order in whole or in part, for any reason. If your order is not accepted by us, we will promptly refund the funds you paid with your order to you without deduction of any costs and without interest. See "Plan of Distribution."

         Upon acceptance of an order, we send an initial transaction statement to each purchaser which shows each purchaser's ownership. Purchasers may not transfer rights of ownership in the security by the endorsement and delivery of the statement to another purchaser. See "Provisions Relating to All Securities" for information on how to transfer this debt security.

         Overview of Terms of Debt Securities. For an overview of the debt securities, see "Highlights of Terms of Debt Securities Offered" and "Description of the Debt Securities Offered" appearing in this prospectus.

         Use of Proceeds. Assuming that we sell all of the $350.0 million of debt securities offered, we will receive net proceeds of approximately $342.1 million after paying expenses which we estimate to be approximately $7.9 million. We may use up to approximately $140.0 million to $160.0 million of the net proceeds to repay maturing notes with maturities of 1 day to 10 years and interest rates ranging from 6.15% to 12.90%. We intend to use the remainder of the net proceeds we receive from the sale of the debt securities for our general corporate purposes as described under "Use of Proceeds."

         We do not presently intend to use registered broker-dealers to assist with the sale of the debt securities. If we elect to use broker-dealers on a best efforts basis in connection with future sales of the investment notes or money market notes, we anticipate that we will pay commissions of up to 10% of the sales price to those brokers and we may reimburse those brokers for costs and expenses related to those sales. If we use brokers, expenses of the offering will increase and the proceeds we receive will be less than currently estimated.

               HIGHLIGHTS OF TERMS OF THE DEBT SECURITIES OFFERED

-----------------------------------------------------------------------------------------------------------------------
                                                Investment Notes                        Money Market Notes
-----------------------------------------------------------------------------------------------------------------------
Types of Security Offered.......     Unsecured, subordinated, fixed term        Unsecured, adjustable rate, subordinated
                                     subordinated debt security.                debt security.
-----------------------------------------------------------------------------------------------------------------------
Denomination of Initial Purchase
and Additional Purchases........     Minimum purchase:  $1,000 per security     Minimum purchase: $1,000 per security
                                     or any amount in excess of $1,000.         or any amount in excess of $1,000.
-----------------------------------------------------------------------------------------------------------------------
Annual Interest Rate............     Fixed upon issuance.  You may choose a     We will adjust the interest rate paid
                                     term length and the applicable             from time to time in our sole
                                     interest rate will be based upon the       discretion. The rate shall not be less
                                     term chosen.                               than 4.0% per year. We will notify
                                                                                holders in writing at least 14 days
                                                                                prior to any decrease in the interest
                                                                                rate. No interest will be paid for any
                                                                                day on which the principal balance is
                                                                                below $1,000.
-----------------------------------------------------------------------------------------------------------------------
Payment of Interest.............     Interest on investment notes with          Interest will be compounded daily and
                                     maturities of less than one year will      credited monthly at the end of each
                                     be compounded daily and paid at            month. No checks will be issued in
                                     maturity.  Interest on investment          payment of interest. Accrued interest
                                     notes with maturities of one year or       will be added to principal in each
                                     greater will be compounded daily and,      account in the form of additional
                                     at the election of the holder, paid at     securities.
                                     maturity, monthly, quarterly,
                                     semi-annually or annually.
-----------------------------------------------------------------------------------------------------------------------
Redemption by Holder............     Investment notes with remaining            May be redeemed by the holder upon
                                     maturities of less than one year are       written notice to us with payment to be
                                     not redeemable prior to maturity.          made within 10 business days of our
                                     Investment notes with remaining            receipt of such notice from the holder.
                                     maturities of one year or greater may      Redemptions must be at least $500,
                                     be redeemed by the holder, who is a        except for redemptions to close an
                                     natural person, following his/her          account. Redemptions may be made by
                                     total permanent disability (as             drafts, which are similar to checks.
                                     described under the heading                We will charge a service fee if you use
                                     "Description of the Debt Securities        more than three (3) drafts per month.
                                     Offered and the Indenture _ Provisions
                                     Relating to Investment Notes"), or by
                                     the holder's estate after his/her
                                     death, at the principal amount plus
                                     accrued interest.  Any holder who is
                                     not a natural person, such as a trust,
                                     partnership or corporation, will have
                                     no right to cause redemption prior to
                                     maturity (for joint holders, see
                                     "Description of the Debt Securities
                                     Offered and the Indenture Provisions
                                     Relating to Investment Notes").
-----------------------------------------------------------------------------------------------------------------------
Redemption by Company...........     Redeemable upon 90 days written notice     Redeemable upon 30 days written notice
                                     to the holder.                             to the holder.
-----------------------------------------------------------------------------------------------------------------------
Form/Transferability............     In book-entry form and                     In book-entry form and non-negotiable.
                                     non-negotiable.  (A transaction            (A transaction statement will be issued,
                                     statement will be issued, not an           not an individual promissory note.) Not
                                     individual promissory note.)  Not          transferable without our prior written
                                     transferable without our prior written     consent.
                                     consent.
-----------------------------------------------------------------------------------------------------------------------
Maturity........................     Investment notes are offered with          No fixed maturity.
                                     terms to maturity of three to 120
                                     months, the term of each note is
                                     established at the time of purchase.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                Investment Notes                        Money Market Notes
-----------------------------------------------------------------------------------------------------------------------
Automatic Extension.............     The investment notes will be               Not applicable.
                                     automatically extended for a period
                                     equal to the original term unless: (i)
                                     we notify the holder at least seven
                                     days prior to the maturity date that
                                     an extension will not be provided; or
                                     (ii) the holder elects to redeem
                                     his/her notes within seven days after
                                     the maturity date.  Investment notes
                                     to be extended will be extended at a
                                     fixed rate equal to the rate then
                                     being offered on newly issued
                                     investment notes of like tenor, term
                                     and denomination at their respective
                                     maturity dates.
-----------------------------------------------------------------------------------------------------------------------
Periodic Statements.............     Not applicable.                            Monthly statements detailing the current
                                                                                balance and interest rate paid on each
                                                                                account will be mailed to each holder no
                                                                                later than the tenth business day
                                                                                following the end of each month.
-----------------------------------------------------------------------------------------------------------------------


                                  RISK FACTORS

         Before you invest in our debt securities, you should be aware that there are various risks, including those described in this section. You should consider carefully these risk factors together with all of the other information included in this prospectus and the rate supplement provided to you with this prospectus before you decide to purchase any debt securities we are offering.

Risks Related to the Offering

Because the debt securities are not insured against loss by the FDIC or any governmental agency, you could lose your entire investment.

         Neither the FDIC nor any other governmental or private agency insures the debt securities offered by this prospectus. The holder of the debt securities is dependent solely upon sources such as our earnings, proceeds from the sale or securitization of available for sale loans, our working capital and other sources of funds, including proceeds from the continuing sale of subordinated debt and lines of credit for repayment of principal at maturity and the ongoing payment of interest on the debt securities.

Because our business operations are generally not subject to regulation and examination by federal banking regulators, these protections are not available to protect purchasers of our debt securities.

         Currently, our operations are not regulated or subject to examination in the same manner as commercial banks, savings banks and thrift institutions. Although, if approved, our industrial loan company will be subject to such regulation, currently our operations are not subject to the stringent regulatory requirements imposed upon the operations of those entities and are not subject to periodic compliance examinations by federal banking regulators designed to protect investors. See "Business."

Our residential lending business is subject to government regulation and licensing requirements which may hinder our ability to operate profitably and repay the notes.

         Our residential lending business is subject to extensive regulation, supervision and licensing by various state departments of banking or financial services. Our lending business is also subject to various laws and judicial and administrative decisions imposing requirements and restrictions on all or part of our home equity and conventional first mortgage lending activities. We are also subject to examinations by state departments of banking or financial services in the 47 states where we are licensed with respect to originating, processing, underwriting, selling and servicing home equity loans and conventional first mortgage loans. We are also subject to Federal Reserve Board regulations related to residential mortgage lending and servicing and the Department of Housing and Urban Development regulation and reporting requirements. Failure to comply with these requirements can lead to, among other remedies, termination or suspension of licenses, rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

         Federal and state government agencies have recently begun to consider, and in some instances have adopted, legislation to restrict lenders' ability to charge rates and fees in connection with subprime residential mortgage loans and loans to borrowers with problem credit. Such legislation also imposes various loan term restrictions, e.g., limits on balloon loan features. Frequently referred to generally as "predatory lending" legislation, this legislation may limit our ability to impose fees, charge interest rates on consumer loans to those borrowers with problem credit and may impose additional regulatory restrictions on our business.

         Although we believe that we have implemented systems and procedures to facilitate compliance with the foregoing requirements, more restrictive laws, rules and regulations may be adopted in the future that could make compliance more difficult or expensive and hinder our ability to operate profitably and repay the notes. See "Business -- Regulation."

Since the debt securities are unsecured and second in right of repayment to our senior debt borrowed from institutional lenders, in the event of insolvency, debt holders would be repaid only if funds remain after the repayment of our senior debt.

         The debt securities offered by this prospectus will be subordinated, or second in right of repayment, to our senior debt and debt of our subsidiaries. As of May 31, 2000, there was $140.4 million of senior debt and subsidiary debt outstanding. As of March 31, 2000, there was $57.3 million of senior debt and subsidiary debt outstanding. There is no limitation on the amount of senior debt we can incur. Senior debt includes any indebtedness incurred in connection with our (including our subsidiaries) borrowings from a bank, trust company, insurance company, or from any other institutional lender. These borrowings do not have to be specifically designated as "senior debt." If we were to become insolvent, our senior debt would have to be paid in full prior to payment of debt securities in our liquidation. In addition, any indebtedness of our subsidiaries, other than the senior debt, will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the debt securities. There may not be adequate funds remaining to pay the principal and interest on the debt securities. See "Description of the Debt Securities Offered and the Indenture -- Provisions Relating to All Securities."

Since we do not set aside funds to repay the debt securities offered and you must rely on our revenues from operations and other sources for repayment, if our sources of repayment are not adequate, you could lose all or a part of your investment.

         We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to repay the debt securities upon maturity. Because funds are not set aside periodically for the repayment of the debt securities over their term, holders of the debt securities must rely on our revenues from operations and other sources for repayment. To the extent revenues from operations are not sufficient to repay the debt, holders may lose all or a part of their investment. See "Description of the Debt Securities Offered and the Indenture -- General."

Your ability to liquidate your investment is limited because of transfer restrictions and the lack of a trading market.

         The debt securities sold under this prospectus may not be transferred without our prior written consent. There is no established trading market for the debt securities. Due to the non-transferable nature of the debt securities and the lack of a market for the sale of the debt securities, even if we permitted a transfer, investors would be unable to liquidate their investment. See "Description of the Debt Securities Offered and the Indenture."

Since our management has broad discretion over how to use the proceeds from the offering, they could use the proceeds in a manner contrary to the best interests of investors.

         Since no specific allocation of the proceeds has been determined as of the date of this Prospectus, our management will have broad discretion in determining how the proceeds of the offering will be used. As a result, management could use the funds in a manner contrary to the best interest of investors. See "Use of Proceeds."

Risks Related to Our Business

Since we have historically experienced negative cash flows from our operations and expect to do so in the foreseeable future, our ability to repay the investment notes could be impaired.

         We have historically experienced negative cash flow from operations since 1996 primarily because our strategy of selling loans through securitization requires us to build an inventory of loans over time. During the period we are building this inventory of loans, we incur costs and expenses. We do not recognize a gain on the sale of loans until we complete a securitization, which may not occur until a subsequent period. In addition, our gain on a securitization results from our retained interests in the securitized loans, consisting primarily of interest-only strips, which do not generate cash flow immediately. We expect this negative cash flow from operations to continue in the foreseeable future. Should we continue to experience negative cash flows from operations, it could impair our ability to make principal and interest payments due under the terms of the investor notes. At March 31, 2000, there was $206.0 million of investment notes which will mature through June 30, 2001.

         We obtain the funds to repay the investment notes at their maturities by securitizing our loans, selling whole loans and selling additional investment notes. We may in the future generate cash flows by securitizing or selling interest-only strips and selling servicing rights generated in past securitizations. If we are unable in the future to securitize our loans, to sell whole loans, or to realize cash flows from interest-only strips and servicing rights generated in past securitizations, our ability to repay the investment notes could be impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our estimates of the value of interest-only strips and servicing rights we retain when we securitize loans could be inaccurate and could result in reduced profits and impair our ability to repay the notes.


         We generally retain interest-only strips and servicing rights in the securitization transactions we complete. We estimate the fair value of the interest-only strips and servicing rights based upon discount rates established by management of our company and prepayment and default assumptions. Together, these two assets represent 61% of our total assets at March 31, 2000. The value of our interest-only strips totaled $259.0 million and the value of our servicing rights totaled $66.0 million at March 31, 2000. Although we believe that these amounts represent the fair value of these assets, the amounts were estimated based on discounting the expected cash flows to be received in connection with our securitizations using discount rates established by us, prepayment rates and default rate assumptions. Changes in market interest rates may impact our discount rate assumptions and our actual prepayment and default experience may vary materially from these estimates. Even a small unfavorable change in these assumptions utilized could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an adjustment which would adversely affect our income in the period of adjustment and impair our ability to repay the notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Since we depend upon the availability of financing to fund our continuing operations, any failure to obtain adequate funding could hurt our profitability and restrict our ability to repay the notes on maturity.

         For our ongoing operations, we depend upon frequent financings, including the sale of unsecured subordinated debt securities and warehouse credit facilities or lines of credit. If we are unable to renew or obtain adequate funding under a warehouse credit facility, or other borrowings, the lack of adequate funds would reduce our profitability and restrict our ability to repay the notes upon maturity. To the extent that we are not successful in maintaining or replacing existing subordinated debt securities upon maturity, we may have to limit our loan originations or sell loans earlier than intended and restructure our operations. Limiting our originations or earlier sales of loans could reduce our profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Lending to credit-impaired borrowers may result in higher delinquencies in our managed portfolio which could result in a reduction in profits and restrict our ability to repay the notes.

         We market a significant portion of our loans to borrowers who are either unable or unwilling to obtain financing from traditional sources, such as commercial banks. Loans made to these borrowers may entail a higher risk of delinquency and loss than loans made to borrowers who use traditional financing sources. Historically, we have experienced a higher rate of delinquencies on loans made to these credit-impaired borrowers as compared to delinquency rates experienced by banks on loans to conforming borrowers. While we use underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers, our standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses in our sold and serviced loans, would reduce our profits which could restrict our ability to repay the notes upon maturity. See "Business -- Lending and Leasing Activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our reliance upon the sale of our loans through securitization may result in fluctuating operating results which could restrict our ability to repay the notes when due.

         In recent periods, a significant portion of our revenue and net income represented gain on the sale of loans and leases in securitization transactions. Operating results for a given period can fluctuate significantly as a result of the timing and size of securitizations. If we do not close securitizations when expected, we could experience a loss for a period. In addition, we rely primarily on securitizations to generate cash proceeds for the repayment of our warehouse credit facilities and origination of additional loans.

         Our ability to complete securitizations depends on several factors, including:

         o conditions in the securities markets generally including market interest rates;

         o conditions in the asset-backed securities markets specifically; and

         o        the credit quality of our managed portfolio.

Any substantial impairment in the size or availability of the market for our loans could result in our inability to continue to originate loans and repay the notes upon maturity. See "Business --Securitizations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations."

A change in market interest rates may result in a reduction in our profits and impair our ability to repay the notes.

         Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future rise in interest rates may:

         o        reduce customer demand for our products;
         o widen investor spread requirements and increase overcollateralization requirements in future securitizations;
         o        increase our cost of funds;
         o reduce the spread between the rate of interest we receive on loans and interest rates we must pay under our outstanding credit facilities and debt securities;
         o reduce the profit we will realize in securitizations or other sales of loans; and
         o        limit our access to borrowings in the capital markets.

         Gain on sale of loans may be unfavorably impacted to the extent that we hold fixed rate mortgages prior to securitization and a change in rates reduces the spread between the average coupon rate on fixed rate loans and the weighted average pass-through rate to investors for interests issued in connection with the securitization. Although the average loan coupon rate is fixed at the time the loan is originated, the pass-through rate to investors is not fixed until the pricing of the securitization which occurs just prior to the sale of the loans. Therefore, if market rates required by investors increase prior to securitization of the loans, the spread between the average coupon rate on the loans and the pass-through rate to investors may be reduced or eliminated which would reduce or eliminate our profit on the sale of the loans. Any reduction in our profits could impair our ability to repay the notes upon maturity. In addition, an increase in interest rates could increase interest costs on all sources of borrowed funds and reduce spreads on securitized loans which could negatively impact our liquidity and capital resources by reducing cash flows which would decrease our profitability.

         Since a portion of the certificates issued to investors by securitization trusts are floating rate certificates, the interest rates on these certificates adjust based on an established index plus a spread. The fair value of the excess cash flow we will receive from these trusts would be reduced as a result of any changes in rates paid on the floating certificates. At March 31, 2000, $143.6 million of debt issued by securitization was floating rate debt representing 9.38% of total debt issued by securitization trusts.

If we are not able to sustain the levels of growth in revenues and earnings that we experienced in the past, our future profits may be reduced and our ability to repay the notes may be impaired.

         During the year ended June 30, 1999 and the nine months ended March 31, 2000, we experienced record levels of total revenue and net income as a result of increases in loan and lease originations and the securitization of loans and leases. Our ability to sustain the level of growth in total revenue and net income experienced in the past depends upon a variety of factors outside our control, including:

         o        interest rates,
         o        conditions in the asset-backed securities markets,
         o        economic conditions in our primary market area,
         o        competition, and
         o        regulatory restrictions.

         Our ability to sustain the levels of growth experienced in the past will become increasingly difficult in light of rising interest rates experienced during the nine months ended March 31, 2000 as compared to a falling or stable interest rate environment. If we are unable to sustain our levels of growth, our profits may be reduced and our ability to repay the notes upon maturity impaired. See " -- A change in market interest rates may result in a reduction in our profits and impair our ability to repay the notes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Decreasing market interest rates could reduce our profitability due to the length of maturities of our outstanding subordinated debt which could impair our ability to repay the notes.

         We are subject to risks associated with changes in interest rates to the extent that we have issued fixed rate subordinated debt securities with scheduled maturities of one to ten years. At March 31, 2000, we had $149.9 million of subordinated debt securities with scheduled maturities greater than one year which is not subject to early redemption at our option. If market interest rates decrease in the future, the rates paid on our long term subordinated debt could exceed the current market rate paid for similar instruments which could result in a reduction in our profitability which could impair our ability to repay the notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

If we are unable to continue to successfully implement our business strategy, our revenues may decrease which could impair our ability to repay the notes.

         Our business strategy seeks to increase our loan volume through further development of existing markets while maintaining our customary origination fees, the spread between loan interest rates and the interest rates we pay for capital and underwriting criteria. Implementation of this strategy will depend in large part on our ability to:

         o open or expand offices in markets with a sufficient concentration of borrowers who meet our underwriting criteria;
         o        obtain adequate financing on favorable terms;
         o profitably securitize our loans in the secondary market on a regular basis;
         o        hire, train and retain skilled employees;
         o        successfully implement our marketing campaigns; and
         o continue to expand in the face of increasing competition from other lenders.

Our inability to achieve any or all of these factors could impair our ability to implement our business strategy and successfully leverage our fixed costs which could result in a reduction in our revenues and impair our ability to repay the notes. See "Business -- Lending and Leasing Activities."

If loan prepayment rates are higher than anticipated, our profits could be reduced and our ability to repay the notes impaired.

         A significant decline in market interest rates could increase the level of loan prepayments, which would decrease the size of the total managed loan portfolio and the related projected cash flows. Higher than anticipated rates of loan prepayments could require a write down of the fair value of the related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment which would result in a reduction in our profitability and limit our ability to repay the notes upon maturity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

A decline in real estate values could result in a reduction in originations which could reduce our revenues and our ability to repay the notes impaired.

         Our business may be adversely affected by declining real estate values. Any significant decline in real estate values reduces the ability of borrowers to use home equity as collateral for borrowings. This reduction in real estate values may reduce the number of loans we are able to make, which will reduce the gain on sale of loans and servicing and origination fees we will collect which could reduce our revenues and limit our ability to repay the notes upon maturity. See "Business -- Lending and Leasing Activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure which could reduce our profitability and limit our ability to repay the notes.

         Declining real estate values will also increase the loan-to-value ratios of loans we previously made, which in turn, increases the probability of a loss in the event the borrower defaults and we have to sell the mortgaged property. In addition, delinquencies and foreclosures generally increase during economic slowdowns or recessions. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans which could reduce our profitability and limit our ability to repay the notes. See "Business--Lending and Leasing Activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

If we experience losses in the value of our leased equipment securing the leases we hold, our revenues may be reduced and our ability to repay the notes impaired.

         The equipment which secures the leases we hold is subject to the risk of damage, destruction or obsolescence prior to the termination of the lease. In the case of our fair market value leases, lessees may choose not to exercise their option to purchase the equipment for its fair market value at the termination of the lease. When this happens, we may have to sell the equipment to third party buyers at a discount which may result in reduced revenues and impair our ability to repay the notes. See "Business -- Lending and Leasing Activities."

If we are unable to implement an effective hedging strategy, our net income may be reduced which would reduce the funds available to repay the notes.

         We have implemented a hedging strategy in an attempt to mitigate the effect of changes in interest rates on our fixed rate mortgage loans prior to securitization that involves the use of derivative financial instruments such as futures, interest rate swaps and forward pricing of securitizations. An effective hedging strategy is complex and no strategy can completely insulate us from interest rate risk. In fact, poorly designed strategies or improperly executed transactions may increase rather than mitigate interest rate risk. Hedging involves transaction and other costs, and these costs could increase as the period covered by the hedging protection increases or in periods of rising and fluctuating interest rates. In addition, this interest rate hedging strategy may not be effective against the risk that the difference between the treasury rate and the rate needed to attract potential buyers of asset backed securities may widen. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

Competition from other lenders could adversely affect our profitability and our ability to repay the notes.

         The lending markets that we compete in are highly competitive. Some competing lenders have substantially greater resources, greater experience, lower cost of funds, and a more established market presence than we have. If our competitors increase their marketing efforts to include our market niche of borrowers, we may be forced to reduce the rates and fees we currently charge in order to maintain and expand our market share. Any reduction in our rates or fees could have an adverse impact on our profitability and our ability to repay the notes. Our profitability and the profitability of other similar lenders may attract additional competitors into this market. See "Business -- Competition."

An economic downturn in the eastern half of the United States could result in reduced revenues which would reduce the funds available to repay the notes.

         We currently originate loans primarily in the eastern half of the United States. The concentration of loans in a specific geographic region subjects us to the risk that a downturn in the economy in the eastern half of the country would more greatly affect us than if our lending business were more geographically diversified. As a result, an economic downturn in this region could result in reduced revenues which would reduce the funds available to repay the notes. See "Business -- Lending and Leasing Activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our securitization agreements require us to retain some risk on loans that do not meet the requirements in these agreements which could result in a reduction in revenues which would reduce the funds available to repay the notes.

         Although we sell substantially all of the loans we originate through securitizations, all of the securitization agreements require that we replace or repurchase loans which do not conform to the representations and warranties made by us at the time of sale. Additionally, when borrowers are delinquent in making monthly payments on loans included in a securitization trust, we are required to advance interest payments for the delinquent loans if we deem that the advances will be ultimately recoverable. These advances require funding from our capital resources but have priority of repayment from the succeeding month's collections. See "Business -- Securitizations."

Claims by borrowers or investors could result in reduced revenues which would reduce the funds available to repay the notes.

         In the ordinary course of our business, we are subject to claims made against us by borrowers and private investors arising from, among other things:

         o losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentation, error and omission by our employees, officers and agents (including our appraisers);
         o        incomplete documentation; and
         o failure to comply with various laws and regulations applicable to our business.

         Although no material claims or legal actions are currently assessed against us, any claims asserted in the future may result in legal expenses, liability, and reduced revenues. See "Business--Legal Proceedings."

We depend on the services of key people, and the loss of any of these people could disrupt our operations and result in reduced revenues which could reduce the funds available to repay the notes.

         The success of our operations depends on the continued employment of our senior level management. If key members of the senior level management were for some reason unable to perform their duties or were to leave us for any reason, we may not be able to find capable replacements which could disrupt operations and result in reduced revenues. Any reduction in revenues could reduce the funds available to repay the notes. See "Management."

Environmental laws and regulations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could reduce our revenues and the funds available to repay the notes.

         Our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, it is possible that the environmental contamination would not be discovered until after we had made the loan.

         To date there have been three instances where we have determined not to foreclose on the real estate collateralizing a delinquent loan because of environmental considerations. Any losses we may sustain on these three loans will not have a material adverse effect on our profitability.

         In addition to federal or state regulations, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. See "Business--Loan and Lease Servicing."

                           FORWARD LOOKING STATEMENTS

         Some of the information in this prospectus or the documents incorporated by reference in this prospectus may contain forward-looking statements. You can identify these statements by words or phrases such as "will likely result," "may," "are expected to," "will continue to," "is anticipated," "estimate," "projected," "intends to" or other similar words. These forward-looking statements regarding our business and prospects are based upon numerous assumptions about future conditions, which may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in those statements. Forward-looking statements involve risks and uncertainties described under "Risk Factors" as well as other portions of the prospectus, which could cause our actual results to differ materially from historical earnings and those presently anticipated. When considering forward-looking statements, you should keep these risk factors in mind as well as the other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement.

                                 USE OF PROCEEDS

         We estimate that the net proceeds resulting from the sale of the debt securities will be approximately $342.1 million net of estimated offering expenses if we sell all of the securities we are offering through this prospectus. We may use approximately $140.0 million to $160.0 million of the proceeds to repay maturing notes with maturities of 1 day to 10 years and interest rates ranging from 6.15% to 12.90%. A portion of the indebtedness to be repaid was issued within one year and was used for the general corporate purposes described below. The remainder of the proceeds will be used for general corporate purposes including, but not limited to:

         o financing the future growth of our loan portfolios and capital expenditures;
         o the repayment of warehouse credit facilities and lines of credit;
         o funding our overcollateralization requirements in connection with securitizations;
         o        paying interest and operating expenses;
         o possible future acquisitions of related businesses or assets, although none are currently contemplated;
         o        repurchasing our common stock; and
         o        general operating activities.

         In addition, the precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds, actual funding requirements and the availability of other sources of funding. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to:

         o        treasury bills,
         o        commercial paper,
         o        certificates of deposit,
         o        securities issued by U.S. government agencies,
         o        money market funds; and
         o        repurchase agreements.

Our investment policies permit significant flexibility as to the types of such investments that we may make. We may also maintain daily unsettled balances with broker-dealers. We are reviewing our strategic options with respect to growth through acquisitions and otherwise. Our initiative may include consideration of, and discussions with, potential target institutions from time to time, which may include mortgage companies, leasing companies, banks and thrifts. As of the date of this prospectus, we had no commitments or agreements with respect to any material acquisitions.

          DESCRIPTION OF THE DEBT SECURITIES OFFERED AND THE INDENTURE

General

         The debt securities represent our unsecured debt obligations. In connection with this offering of debt securities, we have entered into an agreement, called an indenture, with U.S. Bank Trust National Association, a national banking association. The terms of the debt securities include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, in effect on the date the indenture is qualified under that act. The debt securities are subject to all terms and conditions of the indenture and Trust Indenture Act. We refer you to the indenture and the Trust Indenture Act for a complete understanding of the debt securities. The following includes a summary of some provisions of the indenture, and a copy of the indenture is available from us upon request. This summary does not purport to be complete and is qualified in its entirety by reference to the indenture, including the definitions in the indenture of some of the terms used below.

         The debt securities will be subordinated in right of payment to, or subordinate to, the prior payment in full of all senior debt further described in our prospectus, whether outstanding on the date of the indenture or incurred following the date of the indenture. There is no limit on the amount of senior debt we may incur. The stock we hold in our subsidiaries, as well as any of our other assets, is available to repay the debt securities in the event of default. In the event of our default and liquidation of our subsidiaries to repay the noteholders, we must pay or make provisions for the payment of creditors of the subsidiaries from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the debt securities. See "-- Provisions Relating to All Securities -- Subordination."

         The debt securities are not secured by any collateral or lien. The debt securities do not contain provisions for a sinking fund or similar fund providing for payments on the debt securities. See "Risk Factors -- Since we do not set aside funds to repay the debt securities offered and you must rely on our revenues from operations and other sources for repayment, if our sources of repayment are not adequate, you could lose all or a part of your investment."

         Debt securities may be purchased in the minimum amount of $1,000 or any amount in excess of $1,000. You may not cumulate separate purchases to satisfy the minimum denomination requirement.

Provisions Relating to Investment Notes

         Maturity. We are offering investment notes with terms ranging from three to 120 months. You will select the term of each investment note upon your order.

         Book Entry. Upon acceptance of an order, we will credit our book-entry registration and transfer system to the account of the purchaser of the investment note, the principal amount of such security owned of record by such purchaser, which record holder is referred to as the holder or registered holder in this document and in the indenture. Also upon acceptance of an order, we will send each holder a transaction statement which will indicate our acceptance of the order.

         The holders of investment notes issued in a book-entry form will not receive or be entitled to receive physical delivery of a note or certificate evidencing such indebtedness. The holders of the accounts we establish upon the purchase or transfer of investment notes shall be deemed to be the owners of the investment notes under the indenture. The holder of the investment notes must rely upon the procedures established by the trustee to exercise any rights of a holder of investment notes under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

         We will provide the trustee with information, as requested, regarding the total amount of any principal and/or interest due to holders with regard to the investment notes on any interest payment date or upon redemption. On each interest payment date, we will credit interest due on each account. We will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.

         Book-entry notations in the accounts evidencing ownership of the investment notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and are fully registered in those names as we direct only if:

         o we, at our option, advise the trustee in writing of its election to terminate the book-entry system, or

         o after the occurrence of an event of default under the indenture, holders of the investment notes aggregating more than 50% of the aggregate outstanding amount of the investment notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of investment notes and the trustee notifies all registered holders of these securities, of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting such notes.

         Subject to the exceptions described above, the book-entry interests in these securities shall not otherwise be exchangeable for fully registered notes.

         Interest. The interest rate payable on an investment note will be determined based upon the maturity date and term established for the investment note at the time of order. Prevailing rates will be set forth in a supplement to this prospectus. We will establish the interest rates payable on the investment notes from time to time based on market conditions and our financial requirements. We constantly re-evaluate our interest rates based upon this analysis. Once determined, the rate of interest payable on an investment note will remain fixed for the original term of the investment note.

         We will compute interest on investment notes on the basis of an actual calendar year and interest will compound daily. We will pay interest on investment notes with terms of less than twelve months at maturity. Holders of investment notes with terms of twelve months or greater may elect to have interest paid monthly, quarterly, semiannually, annually or at maturity. This election may be changed one time by the holder during the term of these longer term investment notes. Holders must request to change the election in writing to us. No specific change in election form is required. Any interest not otherwise paid on an interest payment date will be paid at maturity.

         We reserve the right to vary from time to time, at our discretion, the interest rates we offer on the investment notes based on numerous factors other than length of term to maturity. These factors may include, but are not limited to: the desire to attract new investors; investment notes in excess of specified principal amounts; investment notes purchased for IRA and/or Keogh accounts; rollover investments; and investment notes beneficially owned by persons residing in particular geographic localities. We may make a decision to vary interest rates in the future based on our fundraising objectives including, but not limited to, the attraction of new investors in particular regions, the encouragement of the rollover of investment notes by current holders, circumstances in the financial markets and the economy, additional costs which we may incur in selling investment notes in a particular jurisdiction which may at the time be relevant to our operations and other factors.

         Automatic Extension. The term of the investment note will automatically extend for a term identical to the term of the original investment note unless:

         o We notify the holder at least seven days prior to the maturity date of our intention not to extend the investment note; or

         o The holder elects to redeem the investment note within seven days after the maturity date.

         Until either we or the holder terminate or redeem the investment notes, they will continue to renew in this manner. Each renewed investment note will continue in all its provisions, including provisions relating to payment, except that the interest rate payable during any renewed term will be the interest rate which is then being offered on similar investment notes being offered as of the renewal date. If similar investment notes are not being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the investment note's then current rate if no rate is specified. If we notify the holder of our intention to repay an investment note at maturity, no interest will accrue after the date of maturity. Otherwise, if a holder requests repayment within seven days after its maturity date, we will pay interest during the period after its maturity date and prior to repayment at the lower of:

         o the lowest interest rate then being paid on the investment notes we offer to the general public; or

         o the rate we pay on the investment note immediately prior to its maturity.

As a courtesy, we provide a request for repayment form with the notice. Use of the form by a holder is not a condition of repayment. Holder may also request repayment by writing to us.

         Optional Renewal Programs. From time to time, we may offer, in our sole discretion, some investment note holders the ability to extend the maturity of an existing investment note. This extension option if and when offered will not be subject to the 90 day notice of redemption described in this prospectus. If the holder elects to extend the investment note, we will issue a new note in accordance with the terms and interest rate prevailing at the extension date.

         Place and Method of Payment. We will pay principal and interest on the investment notes at our principal executive office or at another place that we designate for that purpose. However, we may choose to make payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register which we maintain for that purpose.

         Redemption by Us. We have the right to redeem any investment note at any time, prior to its stated maturity, upon 90 days written notice to the holder of the note. The holder has no right to require us to prepay any investment note prior to its maturity date as originally stated or as it may be extended, except as indicated below.

         Redemption by the Holder upon Death or Total Permanent Disability. Investment notes with remaining maturities of one year or greater may be redeemed at the election of the holder, who is a natural person, following his/her total permanent disability, as established to our satisfaction, or by his/her estate following his/her death. The redemption price, in the event of such a death or disability, will be the principal amount of the investment note, plus interest accrued and not previously paid, to the date of redemption. If spouses are joint registered holders of an investment note, the election to redeem will apply when either registered holder dies or becomes subject to a total permanent disability. In other cases of investment notes jointly held by persons who are not legally married, the election to redeem upon the death of one joint holder will not apply. If the investment note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the redemption upon death or disability does not apply.

         We may modify the foregoing policy on redemption after death or disability in the future. However, no modification will affect the right of redemption applicable to any outstanding investment note.

         For the purpose of determining the right of a holder to demand early repayment of an investment note, total permanent disability means a determination by a physician chosen by us that the holder, who was gainfully employed on a full time basis at the time of purchase, is unable to work on a full time basis, at least forty hours per week, during the succeeding twenty-four months.

         Quarterly Statements. We will provide holders of the investment notes with quarterly statements, which will indicate, among other things, the current account balance (including interest paid). These statements will be mailed not later than the tenth business day following the end of each calendar quarter.

Provisions Relating to Money Market Notes

         Maturity. The money market notes have no stated maturity and are redeemable at any time in minimum amounts of $500 (or a lesser amount available to close an account) at the option of the holder. See "--Redemptions by the Holder of Money Market Notes."

         Book-Entry System. Upon acceptance of an order, we will credit our book-entry registration and transfer system, the principal amount of the money market notes owned of record by that purchaser to the account of the purchaser of the money market note which record holder is referred to as the holder or registered holder in this document and in the indenture. Upon acceptance of the purchaser's order, we will send each purchaser a transaction statement which will indicate our acceptance of the order. The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. These legal requirements may impair the holder's ability to transfer the record ownership of the money market notes.

         The registered holders of money market notes issued in a book-entry only form will not receive or be entitled to receive physical delivery of a note or certificate. The registered holders of the accounts we establish upon the purchase or transfer of money market notes will be deemed to be the owners of the money market notes under the indenture. Each person holding a book-entry interest in the money market notes must rely upon the procedures established by the trustee to exercise any rights of a holder of the money market notes under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

         We will make the information regarding the total amount of any principal and/or interest, which we will pay in the form of additional securities, due to registered holders with regard to the money market notes on any interest payment date or upon redemption available to the trustee upon the trustee's request. On each interest payment date, we will credit each account, the interest due. We will determine the interest payments to be made to the book-entry accounts and will maintain, supervise and review any records relating to book-entry beneficial interests in money market notes.

         Book-entry interests in the accounts evidencing ownership of the money market notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and are fully registered in the names of the accounts as we direct only if:

         o we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

         o after the occurrence of an event of default under the indenture, holders of the money market notes aggregating more than 50% of the aggregate outstanding amount of the money market notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of money market notes and the trustee notifies all registered holders of the money market notes, of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting the notes.

         The book-entry interests in the money market notes are not otherwise be exchangeable for fully registered notes.

         Interest. We will adjust the interest rates payable on the money market notes from time to time in our sole discretion provided that the rate will not be less than 4.0% per year. We will provide written notice to all holders of the money market notes at least 14 days prior to any decrease in the interest rate. The notice will set forth the new interest rate to be paid and the effective date of the change. We reserve the right to increase the interest rate paid on the money market notes at any time without prior notice to the holders of the money market notes. Investors may inquire about the current interest rate on the outstanding money market notes by calling us at (800) 776-4001.

         Interest on each account with a balance of at least $1,000 accrues daily and is credited monthly on the last day of each calendar month. Interest accrued during each monthly period will not be paid by check but will be added to the note holder's principal balance of the account in the form of additional securities. Interest will continue to accrue on the principal balance of each security through the date of redemption. If a holder redeems the security in full, the principal balance of the account (including accrued interest) will be paid by check as soon as practicable. No interest shall be paid for any day the principal amount in any account is less than $1,000.

         Subject to the limitations set forth in this prospectus, we may vary, at our discretion, the interest rates we offer on the money market notes based on numerous factors. These factors may include, but are not limited to: the desire to attract new investors; money market notes in excess of specified principal amounts; money market notes purchased for IRA and/or Keogh accounts; rollover investments; and money market notes beneficially owned by persons residing in particular geographic localities. As of the date of this prospectus, we are not offering money market notes at varying rates to different investors. However, we may make a decision to vary interest rates in the future based on our fundraising objectives including, but not limited to, the attraction of new investors in particular regions, circumstances in the financial markets and the economy, any additional costs which may be incurred by us in selling money market notes in a particular jurisdiction which may at the time be relevant to our operations and other factors.

         Redemption by the Holder of Money Market Notes. The holder of the money market notes may redeem the security at any time in minimum amounts of $500 (or any amount to close an account) upon not less than 10 business days written notice to us or pursuant to the draft procedure described below.

         To the extent a holder of the money market notes redeems the money market notes and purchases new ones, the redemptions are treated as being made on a first-in, first-out basis.

         In addition, subject to any established minimum redemption amount, a holder of money market notes may make redemptions by draft, which is similar to a check, made payable to the order of any payee. At the request of a holder, we will provide drafts drawn on us that will be payable through our designated bank. All authorized signers on a money market note must submit specimen signatures to us and must agree to abide by our rules and regulations pertaining to money market notes. Some banks may not provide cash at the time of deposit of a draft, but will wait until they have received payment from our designated bank. When a draft is presented to the bank for payment, the bank, as agent of the holder, will cause us to redeem a sufficient amount from the holder's money market note to cover the amount of the draft. If a holder of more than one money market note wishes to redeem less than all of that holder's money market notes, then the holder must direct as to which of the holder's money market notes to redeem in whole or in part. Interest continues to accrue on the amount of a money market note covered by a draft until the draft is presented to our bank for payment. The bank will return a draft if the amount of collected funds in the holder's money market notes is insufficient to cover the draft or if the signature(s) on the draft is (are) not, in our judgment, the same as the specimen signature(s) previously submitted to us. We reserve the right to charge a fee for insufficient funds, the dishonor of a draft, a stop payment order, account research and other services.

         If checks are lost, stolen or otherwise held or used by an unauthorized individual, the rightful holder of the money market note checks must notify us within 24 hours; otherwise we will not be responsible for any misappropriation of the underlying funds.

         In our sole discretion, check writing capabilities may be deferred for up to 30 days from the date of opening an account. In such event, the money market notes may be redeemed upon 10 business days written notice to us.

         Neither we nor our bank will return canceled drafts to the holders of money market notes, although we will provide the holders with copies of drafts upon request and payment of a service charge. Holders of money market notes will receive statements as described under "--Monthly Statements," which will reflect draft transactions.

         We will charge holders a service fee for each draft presented in excess of three drafts during any statement period. We may increase our service charge by providing 30 days' prior written notice to each holder of a money market note.

         Redemption by Us. We have the right to redeem a money market note at any time upon 30 days written notice to the holder of the note.

         Place and Method of Payment Upon Redemption. We will make payments upon the redemption of the money market notes at our principal executive office, or at another place that we may designate for that purpose. However, we may, at our option, make payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register which we maintain for that purpose.

         Monthly Statements. We will provide holders of the money market notes with monthly statements which will indicate, among other things, the current account balance (including interest credited and withdrawals made, if any) and the interest rate paid on those money market notes as of the month end preceding the issuance of the statement. The statements will be mailed not later than the tenth business day following the end of each month. We will provide additional statements as the holders of these securities may reasonably request from time to time. We may require holders requesting additional statements to pay all charges incurred by us in providing the additional statements.

Provisions Relating to All Securities

         Form and Denominations/Transfers. The debt securities are not negotiable debt instruments and, subject to some exceptions, will be issued only in book-entry form. Upon the submission of an order, we will issue a transaction statement reflecting the ownership of a debt security to each purchaser upon our acceptance of the order. The transaction statement is not a negotiable instrument, and purchasers cannot transfer record ownership without our prior written consent. Each holder of a debt security will receive a periodic statement indicating any transactions in the holder's account, as well as interest credited. Owners may transfer ownership of the debt securities on our register only by written notice to us signed by the owners or the owners' duly authorized representatives on a form we supply and with our written consent (which we will not unreasonably withhold). We may also, in our discretion, require an opinion from the holder's counsel that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee in connection with the transfer. Upon transfer of a debt security, we will provide the new owner of the security with a transaction statement which will evidence the transfer of the account on our records.

         Interest Accrual Date. Interest on the debt securities will accrue from the date of purchase. The date of purchase will be for accepted orders, the date we receive funds, if the funds are received prior to 3:00 p.m. on a business day, or the next business day if the funds are received on a non-business day or after 3:00 p.m. on a business day. For this purpose, our business days are Monday through Friday, except for legal holidays in the State of Delaware.

         Right of Set-off In Circumstances Described in this Section. Subject to the provisions of applicable law, if the holder of an investment note or a money market note is a borrower or guarantor on a loan, lease or other obligation owned by one of our direct or indirect subsidiaries or affiliates, and that obligation becomes delinquent or otherwise in default, we may have the right to set-off principal and interest payments due on the investment note or money market note against all sums due by the holder to our subsidiary or affiliate pursuant to the set-off terms contained in the loan, lease, other indebtedness or the guarantee. If we elect to exercise our right of set-off, the investment note or money market note will automatically be deemed redeemed as of the date of set-off without regard to any notice period otherwise applicable to any redemption by us.

         Subordination. The indebtedness evidenced by the debt securities, and any interest, are subordinated to all of our senior debt. The term senior debt is defined for this purpose to include any indebtedness (whether outstanding on the date of this prospectus or created later) incurred by us in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether the indebtedness is or is not specifically designated by us as being "senior debt" in its defining instruments. The debt securities are not guaranteed by any of our subsidiaries. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, the law requires that we pay or make provisions for payment of the creditors of that subsidiary from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, creditors of that subsidiary will receive payment of their claims prior to any payment to the holders of the debt securities. As of May 31, 2000, $140.4 million of senior debt and subsidiary debt were outstanding, and as of March 31, 2000, $57.3 million of senior debt and subsidiary debt were outstanding. The provisions of indenture do not limit the amount of senior debt or subsidiary debt we can incur. Any of our indebtedness, other than that described as senior debt and the debt of the subsidiaries, will have rights upon liquidation or dissolution of us which ranks equally in right of payment to the debt securities being offered. As of May 31, 2000 we had $369.9 million, and as of March 31, 2000 we had $329.0 million of debt outstanding, which ranks equally in right of payment to the debt securities offered.

         For a discussion of the lack of insurance or guarantees to support the repayment of the debt securities, see "Risk Factors -- Because our business operations are generally not subject to regulation and examination by federal banking regulators, these protections are not available to protect purchasers of our debt securities."

         In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), no payment may be made on the notes until all senior debt has been paid. If any of the above events occurs, holders of senior debt may also submit claims on behalf of holders of the notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the debt securities. If any distribution is nonetheless made to holders of the debt securities, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full. See "Risk Factors -- Since the debt securities are unsecured and second in right of repayment to our senior debt borrowed from institutional lenders, in the event of insolvency, debt holders would be repaid only if funds remain after the repayment of our senior debt."

         Events of Default. The indenture provides that each of the following constitutes an event of default:

         o default for 30 days in the payment of interest when due on the debt securities (whether or not prohibited by the subordination provisions of the indenture);

         o default in payment of principal when due on the debt securities (whether or not prohibited by the subordination provisions of the indenture) and continuation of the default for 30 days;

         o our failure to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within 60 days after receipt of notice);

         o our failure for 60 days after notice to comply with other agreements described in the indenture or the debt securities; and

         o specific events of bankruptcy or insolvency with respect to us.

         If any event of default occurs and continues, the trustee or the holders of at least a majority in principal amount of the then outstanding notes may declare the unpaid principal of and any accrued interest on the debt securities to be due and payable immediately. However, so long as we have any outstanding senior debt, a declaration of this kind will not become effective until the earlier of:

         o the day which is five business days after the receipt by representatives of senior debt of such written notice of acceleration or

         o        the date of acceleration of any senior debt.

         In the case of an event of default arising from specific events of bankruptcy or insolvency, with respect to us, all outstanding debt securities will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the debt securities except as provided in the indenture. Subject to these limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee determines that withholding notice is in the interest of the holders.

         The holders of a majority in aggregate principal amount of the debt securities then outstanding, by notice to the trustee, may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except a continuing default or event of default in the payment of interest on or the principal of the notes.

         We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

         Amendment, Supplement and Waiver. Except as provided in this prospectus, we may amend or supplement the indenture or the terms of the debt securities may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the debt securities then outstanding. The holders of a majority in principal amount of the then outstanding notes, may waive any existing default or compliance with any provision of the indenture or the debt securities.

         Without the consent of each holder of the investment notes affected, an amendment or waiver may not (with respect to any investment notes held by a nonconsenting holder of investment notes):

         o reduce the principal amount of any investment note whose holder must consent to an amendment, supplement or waiver;

         o reduce the principal of or change the fixed maturity of any security or alter the redemption provisions or the price at which we shall offer to repurchase the investment note;

         o reduce the rate of or change the time for payment of interest, including default interest, on any investment note;

         o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the investment notes (except a rescission of acceleration of the investment notes by the holders of at least a majority in aggregate principal amount of the investment notes and a waiver of the payment default that resulted from such acceleration);

         o make any investment note payable in money other than that stated in the investment notes;

         o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of investment notes to receive payments of principal or interest on the investment notes;

         o make any change to the subordination provisions of the indenture that adversely affects holders of investment notes;

         o modify or eliminate holders' redemption rights (provided that no modification or elimination is permitted as to any securities issued with such right); or

         o make any change in the foregoing amendment and waiver provisions.

         Without the consent of each holder of the money market notes affected, an amendment or waiver may not (with respect to any money market notes held by a nonconsenting holder of money market notes):

         o reduce the principal amount of money market notes whose holders must consent to an amendment, supplement or waiver (other than as a result of withdrawals made by the holder of the note);

         o reduce the principal of any money market note (other than as a result of withdrawals made by the holder of the note) or alter the redemption provisions of the money market note or the price at which we shall offer to repurchase the money market note;

         o reduce the rate of interest on the money market notes, other than the rate adjustments provided for pursuant to the terms of the money market notes or change the time for payment of interest, including default interest, on any money market note;

         o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the money market notes (except a rescission of acceleration of the money market notes by the holders of at least a majority in aggregate principal amount of the money market notes and a waiver of the payment default that resulted from such acceleration);

         o make any money market note payable in money other than that stated in the money market notes;

         o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of money market notes to receive payments of principal or interest on the money market notes;

         o make any change to the subordination provisions of the indenture that adversely affects holders of money market notes;

         o modify or eliminate redemption right of holders of the money market notes; or

         o make any change in the foregoing amendment and waiver provisions.

         However, without the consent of any holder of the debt securities, we and/or the trustee may amend or supplement the indenture or the debt securities:

         o to cure any ambiguity, defect or inconsistency; to provide for assumption of our obligations to holders of the debt securities in the case of a merger or consolidation;

         o to provide for additional certificates or certificated securities;

         o to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any such holder, including an increase in the aggregate dollar amount of debt securities which may be outstanding under the indenture;

         o to modify our policy to permit redemptions of the investment notes upon the death or total permanent disability of any holder of the investment notes (but such modification shall not adversely affect any then outstanding security); or

         o to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

         The Trustee. The indenture imposes restrictions on the trustee, should it become one of our creditors, regarding payments of claims, property received and proceeds on the sale of property received as security or otherwise. The trustee will be permitted to engage in other transactions with us.

         Subject to exceptions described in the indenture, the holders of a majority in principal amount of the then outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder has offered the trustee security and indemnity satisfactory to it against any loss, liability or expense.

         Reports to Trustee. We will provide the trustee with quarterly reports which will contain the information reasonably requested by the trustee. These quarterly reports will include information regarding the outstanding balance, interest credited, withdrawals made and interest rate paid related to each account we maintain during the preceding quarterly period.

         No Personal Liability of Directors, Officers, Employees and Stockholders. No director, officer, employee, incorporator or stockholder of ours, will have any liability for any obligations of ours under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the debt securities waives and releases these persons from any liability. The waiver and release are part of the consideration for issuance of the debt securities. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and that the SEC views these waivers as against public policy.

         Service Charges. We reserve the right to assess service charges for replacing lost or stolen investment notes (for which an affidavit from the holder will be required), changing the registration of any security to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a security by the holder to another person.

         Interest Withholding. With respect to those investors who do not provide us with a fully executed Form W-8 or Form W-9, we will withhold 31% of any interest paid. Otherwise, we will not withhold interest, except on debt securities held by foreign business entities. We will not sell to anyone refusing to provide a fully executed Form W-8 or Form W-9.

         Additional Securities. We may offer from time to time additional classes of securities with terms and conditions different from the debt securities being offered. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus.

         Variations by State. We reserve the right to offer different securities and to vary the terms and conditions of the offer (including, but not limited to, different interest rates, additional interest payments and service charges for all notes) depending upon the state where the purchaser resides.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         You should consider our selected consolidated financial information set forth below together with the more detailed consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                              Nine Months Ended
                                                  March 31,                     Year Ended June 30,
                                              ------------------  ------------------------------------------------
                                                2000     1999      1999      1998      1997      1996      1995
                                              --------  --------  --------  --------  --------  --------  --------
                                                         (Dollars in thousands, except per share data)
                                                          -------------------------------------------
Statement of Income Data:
Revenues:
  Gain on sale of loans and leases...........  $63,025  $ 45,789   $64,490  $ 40,778  $ 19,942   $ 8,721  $ 1,350
  Interest and fees..........................   14,219    12,717    16,553    17,386     5,584     3,245    4,058
  Interest accretion on interest-only
    strips...................................   11,902       699     2,021       538       101        --       --
  Other......................................    3,417     2,004     3,360       633       335       129      143
                                              --------  --------  --------  --------  --------  --------  --------
Total revenues...............................   92,563    61,209    86,424    59,335    25,962    12,095    5,551
Total expenses...............................   73,458    45,078    64,573    41,445    16,960     8,974    4,657
                                              --------  --------  --------  --------  --------  --------  --------
Operating income before income taxes.........   19,105    16,131    21,851    17,890     9,002     3,121      894
Income taxes.................................    7,642     5,704     7,763     6,435     3,062       802      313
                                              --------  --------  --------  --------  --------  --------  --------
Net income...................................  $11,463   $10,427   $14,088  $ 11,455   $ 5,940   $ 2,319   $  581
                                              ========  ========  ========  ========  ========  ========  ========
Per Common Share Data:
  Basic earnings per common share(a).........  $  3.32   $  2.82   $  3.83   $  3.10   $  2.03   $  0.96  $  0.26
  Diluted earnings per common share(a).......     3.23      2.74      3.72      2.98      1.95      0.96     0.26
  Cash dividends declared per common share...     0.22     0.115     0.165      0.06      0.06      0.03       --

------------------


(a) Amounts for the nine months ended March 31, 2000 and for the years ended June 30, 1999, 1998, 1997, 1996 and 1995 have been retroactively adjusted to reflect the effect of a 5% stock dividend declared August 18, 1999 as if the additional shares had been outstanding for each period presented.

                                                March 31,                       June 30,
                                               ----------  ----------------------------------------------------
                                                  2000       1999      1998        1997      1996      1995
                                               ---------   --------  --------    --------  --------  --------
                                                                        (In thousands)
                                                                        --------------
Balance Sheet Data:
Cash and cash equivalents...................   $   45,399  $  22,395 $   4,486   $  5,014  $  5,345  $   4,734
Loan and lease receivables, net
  Available for sale........................       33,259     33,776    62,382     35,712    18,003      8,669
  Other.....................................       10,819      6,863     4,096      1,144       534        328
Interest-only strips........................      258,772    178,218    95,913     37,507    32,639     13,448
Receivables for sold loans and leases.......       62,651     66,086     2,337        960        26         86
Servicing rights............................       66,081     43,210    18,472      8,083     5,907      1,388
Total assets................................      533,757    396,301   226,551    103,989    46,894     22,175
Subordinated debt...........................      329,038    211,652   112,182     56,486    33,620     17,800
Total liabilities...........................      467,265    338,055   183,809     73,077    42,503     20,031
Stockholders' equity........................       66,492     58,246    42,742     30,912     4,392      2,143


                                                Nine Months Ended
                                                     March 31,                        Year Ended June 30,
                                               ------------------    ------------------------------------------------------
                                               2000       1999        1999        1998        1997       1996        1995
                                               ----       ----        ----        ----        ----       ----        ----
Other Data:                                                  (Dollars in thousands, except per share data)

Originations:
  Business Purpose Loans...................  $  81,056  $  42,721   $  64,818   $  52,335   $  38,712  $  28,272   $  18,170
  Home Equity Loans........................    668,704    449,891     634,820     328,089      91,819     36,479      16,963
  Conventional First Mortgage Loans .......     31,590     50,230      66,519      33,671          --         --          --
  Equipment Leases.........................     19,631     76,745      96,289      70,480       8,004      5,967       2,220
Loans and Leases sold:
  Securitizations..........................    710,993    523,694     777,598     384,700     115,000     36,506       9,777
  Other....................................     77,645     83,952     105,751      51,594       3,817     19,438      31,948
Total managed loan and lease portfolio ....  1,697,216  1,011,758   1,176,918     559,398     176,651     59,891      17,774
Average loan/lease size:
  Business Purpose Loans...................         88         76          80          83          78         78          71
  Home Equity Loans........................         69         82          74          62          51         47          46
  Conventional First Mortgage Loans........        151        164         165         154          --         --          --
  Equipment Leases.........................         19         24          23          21          11         11          12
Weighted average interest rate on
  Loans and Leases.........................
  Business Purpose Loans...................      15.96%     15.99%      15.91%      15.96%      15.91%     15.83%     16.05%
  Home Equity Loans........................      11.19      10.82       11.05       11.95       11.69       9.94       12.68
  Conventional First Mortgage Loans........       8.57       7.34        7.67        8.22          --         --          --
  Equipment Leases.........................      11.25      11.45       11.40       12.19       15.48      17.22       15.85





                                                      Nine Months Ended
                                                          March 31,                      Year Ended June 30,
                                                      -----------------    --------------------------------------------
                                                        2000     1999      1999      1998      1997      1996      1995
                                                        ----     ----      ----      ----      ----      ----      ----
Financial Ratios:
Return on average assets...........................      3.29%    4.84%     4.56%     6.93%     7.87%     6.71%     3.37%
Return on average equity................. .........     24.35    28.88     28.10     31.10     33.65     70.96     31.36
Total delinquencies as a percentage of total
 managed portfolio at end of period ...............      3.18     3.22      3.19      3.01      2.15      2.30      3.84
Real estate owned as a percentage of
  total managed portfolio at end of period ........       .85      .68       .85       .16       .34      1.01      4.29
Loan and lease losses as a percentage of the
  average total managed portfolio during the
  period...........................................       .24      .10       .12       .12       .07       .33       .66
Pre-tax income as a percentage of total revenues ..     20.64    26.35     25.28     30.15     33.99     25.81     16.11
Ratio of earnings to fixed charges.................      1.69     1.97      1.92      2.23      2.56      1.97      1.54

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following financial review and analysis of the financial condition and results of operations, for the nine months ended March 31, 2000 and 1999 and the fiscal years ended June 30, 1999, 1998 and 1997 should be read in conjunction with the consolidated financial statements and the accompanying notes to the consolidated financial statements, and other detailed information appearing in this document.

General

         American Business Financial Services, Inc. is a diversified financial services company operating throughout the United States. We originate, sell and service business purpose loans, home equity loans and conventional first mortgage loans through our principal direct and indirect subsidiaries. We also underwrite, process and purchase home equity loans through the Bank Alliance Program whereby we purchase home equity loans from financial institutions that meet our underwriting criteria but do not meet the underlying guidelines of the selling institutions for loans to be held in the portfolio of the selling institutions. Following our purchase of the loans through this program, we hold these loans in our portfolio until they are sold in connection with a future securitization. Loans originated primarily consist of fixed rate loans secured by first or second mortgages on single family residences. Our customers include credit impaired borrowers and other borrowers who would qualify for loans from traditional sources but who are attracted to our loan products due to our personalized service and timely response to loan applications. We originate loans through a combination of channels including a centralized processing center located in Bala Cynwyd, Pennsylvania and a retail branch network of 18 offices. In addition, we offer subordinated debt securities to the public, the proceeds of which are used to repay existing debt, to fund loan originations and our operations and for general corporate purposes.

         Due to the current rising interest rate environment, we expect our ability to originate loans at rates that will maintain our current level of profitability will become more difficult than during a stable or falling interest rate environment. We are addressing this challenge by carefully monitoring our product pricing, the actions of our competition and market trends in order to continue to originate loans in as profitable a manner as possible. The rising rate environment could also unfavorably impact our liquidity and capital resources. Rising interest rates could impact our short-term liquidity by widening investor spread requirements in pricing future securitizations, increasing the levels of overcollateralization in future securitizations, limiting our access to borrowings in the capital markets and limiting our ability to sell our subordinated debt securities at favorable interest rates. In a rising interest rate environment, short-term and long-term liquidity could also be impacted by increased interest costs on all sources of borrowed funds, including the subordinated debt, and by reducing spreads on our securitized loans which would reduce our cash flows. See "Liquidity and Capital Resources" for a discussion of both long and short term liquidity and "Risk Factors -- If we are unable to sustain the levels of growth in revenues and earnings that we experienced in the past, our future profits may be reduced and our ability to repay the notes may be impaired."

         Prior to December 31, 1999 we also originated equipment leases. Effective December 31, 1999, we de-emphasized the leasing origination business in keeping with our strategy of focusing on our most profitable lines of business. We are continuing to service the remaining leases in our managed portfolio, which totaled $134.8 million in gross receivables at March 31, 2000 and we may from time to time consider originating or purchasing new leases.

         A recent focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice and the U.S. Department of Housing and Urban Development relates to predatory lending practices by companies in our industry. Sanctions have been imposed on selected industry competitors for practices including but not limited to charging borrowers excess fees, imposing higher interest rates than the borrower's credit risk warrants and failing to disclose the material terms of loans to the borrowers. We have reviewed our lending policies in light of these actions against other lenders and we believe we are in compliance with all lending related guidelines. To date, no sanctions or recommendations from governmental regulatory agencies regarding our practices related to predatory lending have been imposed. We are unable to predict whether state or federal regulatory authorities will require changes in our lending practices in the future or the impact of those changes on our profitability. See "Risk Factors - Our lending business is subject to government regulation and licensing requirements which may hinder our ability to operate profitably."

Securitizations

         The ongoing securitization of loans is a central part of our current business strategy. We sell loans, and have in the past sold leases, through securitizations with servicing retained. This strategy generates the cash proceeds to repay warehouse and line of credit facilities, to fund additional loan originations and to provide additional sources of revenue through retained mortgage and lease servicing rights.

         For the nine months ended March 31, 2000, we completed securitizations aggregating $711.0 million, consisting of $78.9 million in business purpose loans, $622.9 million in home equity loans and $9.2 million in equipment leases. In fiscal 1999, we completed securitizations aggregating $777.6 million, consisting of $71.9 million in business purpose loans, $613.0 million in home equity loans and $92.6 million in equipment leases. These securitizations generated non-cash gains on the sale of loans and leases of $63.0 million for the nine months ended March 31, 2000 and $64.5 million for the fiscal year ended June 30, 1999. Gain on sale of loans and leases resulting from securitizations as a percentage of total revenues was 68.1% for the nine months ended March 31, 2000 and 74.6% for the year ended June 30, 1999.

         Our quarterly revenues and net income may fluctuate in the future principally as a result of the timing, size and profitability of our securitizations. The strategy of selling loans through securitizations requires building an inventory of loans or leases over time, during which time we incur costs and expenses. Since a gain on sale is not recognized until a securitization is closed, which may not occur until a subsequent quarter, operating results for a given quarter can fluctuate significantly. If securitizations do not close when expected, we could experience a materially adverse effect on our results of operations for a quarter. In addition, due to the timing difference between the period when costs are incurred in connection with the origination of loans and their subsequent sale through the securitization process, we have operated on a negative cash flow basis in the past and anticipate that we will continue to do so in the foreseeable future, which could adversely impact our results of operations and financial condition. See "Liquidity and Capital Resources" for a discussion of our liquidity and cash flows and "Risk Factors -- Since we have historically experienced negative cash flows from our operations and expect to do so in the foreseeable future, our ability to repay the investment notes could be impaired.

         Several factors affect our ability to complete securitizations on a profitable basis, including conditions in the securities markets generally, such as fluctuations in interest rates described below, conditions in the asset-backed securities markets relating to the types of financial assets we originate and credit quality of the managed portfolio of loans. Any substantial reduction in the size or availability of the securitization market for loans could have a material adverse effect on our results of operations and financial condition.

         Recent movements in market interest rates will negatively impact the profitability of our future securitizations. The profitability of our securitizations may be unfavorably impacted to the extent we hold fixed rate mortgage loans pending securitization and market interest rates increase prior to the securitization of those fixed rate loans. Although the loan coupon rate is fixed at the time the loan is originated, the interest rate paid to investors in the securitization, called the pass-through rate, is not fixed until the pricing of the securitization which occurs just prior to the sale of the loans. Our gain on sale of loans in a securitization will be reduced if the spread between the average coupon rate on our fixed rate loans, and the weighted average pass-through rate paid to investors for interests issued in connection with a securitization declines. Since our September 1998 mortgage loan securitization, the pass-through rates on the asset-backed securities issued in our securitizations have increased by approximately 1.5%. During this period, the average coupon on our loans securitized has increased 0.7%. The spread between the average coupon rate on the loans and the pass-through rate to investors could be reduced further if, for example, market interest rates continue to increase. Because the coupon on our loans securitized has been relatively high, we have been able to absorb this net reduction in spread and have continued to access the asset-backed securities markets. We estimate that each 0.1% reduction in the spread reduces the gain on sale of loans as a percentage of loans securitized by approximately 0.25%. See "Interest Rate Risk Management" for further detail. We are continuously monitoring market rate fluctuations, our loan pricing and our hedging strategy in order to attempt to manage these changes and maintain our current level of profitability in connection with the securitization of loans. See "Risk Factors -- A change in market interest rates may result in a reduction in our profits and impair our ability to repay the notes."

         In addition, as the spread is reduced, we are required to increase the level of overcollateralization which is required to provide additional protection to trust investors. Decreased spread has contributed to an increase in the required final overcollateralization amount by approximately 1.0% of the initial balance of loans securitized. Since September 1999 the increase in the overcollateralization amount negatively impacts the timing of the cash flows from the interest-only strips. See "Securitization Accounting Considerations" for a discussion of overcollateralization amounts.

         Our business strategy is dependent upon our ability to identify and emphasize lending related activities that will provide us with the most economic value. The implementation of this strategy will depend in large part on a variety of factors outside of our control, including, but not limited to, our ability to obtain adequate financing on favorable terms, profitably securitize our loans on a regular basis and continue to expand in the face of increasing competition. Our failure with respect to any of these factors could impair our ability to successfully implement our strategy, which would adversely affect our results of operations and financial condition.

Whole Loan Sales

         We also sell loans with servicing released referred to as whole loan sales. Gains on whole loan sales equal the difference between the net proceeds from such sales and the loans' net carrying value. The net carrying value of loans is equal to their principal balance plus unamortized origination costs and fees. Gains from these sales are recorded as fee income.

         The following table summarizes the volume of loan and lease securitizations and whole loan sales for the nine months ended March 31, 2000 and 1999 and for the fiscal years ended June 30, 1999, 1998 and 1997 (in millions):

                                       Nine Months Ended
                                            March 31,             Fiscal Year Ended June 30,
                                      -------------------      -------------------------------
Securitizations:                        2000        1999        1999        1998         1997
                                       ------      ------      ------      ------       ------
Business loans..................       $ 78.9      $ 41.7      $ 71.9      $ 54.1       $ 38.1
Home equity loans...............        622.9       423.3       613.0       270.9         76.9
Equipment leases................          9.2        67.7        92.6        59.7           --
                                       ------      ------      ------      ------       ------
   Total........................        711.0       532.7       777.6       348.7        115.0
                                       ======      ======      ======      ======       ======
Whole loan sales................         77.6        83.9       105.8        51.6          3.8

Subordinated Debt and Other Borrowings

         We also rely upon funds generated by the sale of subordinated debt and other borrowings to fund our operations and to repay subordinated debt. At March 31, 2000, $329.0 million of subordinated debt was outstanding and warehouse and line of credit facilities totaling $323.8 million were available, of which $81.5 million was drawn upon on that date. We expect to continue to rely on the borrowings to fund loans prior to securitization. See "Liquidity and Capital Resources" for a discussion of short-term and long-term liquidity.

Securitization Accounting Considerations

         When we securitize our loans and leases by selling them to trusts we receive cash and an interest-only strip, which represents our retained interest in the securitized loans and leases. The trust issues multi-class securities, which derive their cash flows from the pool of securitized loans and leases. These securities, which are senior to our interest-only strips in the trusts, are sold to public investors. In addition, when we securitize our loans and leases we retain the right, for a fee paid to us, to service the loans and leases which creates an asset that we refer to as our servicing rights. Servicing includes billing and collecting payments from borrowers, transmitting payments to investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

         As the holder of the interest-only strips received in a securitization, we are entitled to receive excess (or residual) cash flows. These cash flows are the difference between the payments made by the borrowers on securitized loans and leases and the sum of the scheduled and prepaid principal and pass-through interest paid to the investors in the trust, servicing fees, trustee fees and, if applicable, surety fees. Surety fees are paid to an unrelated insurance entity to provide protection for the trust investors. Overcollateralization is the excess of the aggregate principal balances of loans and leases in a securitized pool over investor interests. Overcollateralization requirements are established to provide additional protection for the trust investors.

         The overcollateralization requirements for a mortgage loan securitization, which are different for each securitization, include:

         (1) The initial requirement, which is a percentage of the original balance of loans securitized and is paid in cash at the time of sale;

         (2) The final target, which is a percentage of the original balance of loans securitized and is funded from the monthly excess cash flow; and

         (3) The stepdown overcollateralization requirement, which is a percentage of the remaining balance of loans securitized. During the stepdown period, the overcollateralization amount is gradually reduced through cash payments to us. The stepdown period begins at the later of 30 months or when the remaining balance of loans securitized is less than 50% of the original balance of securitized loans.

         The following table provides information regarding the nature and principal balances of mortgage loans securitized in each trust, the securities issued by each trust, and the overcollateralization requirements of each trust.

       Summary of Selected Mortgage Loan Securitization Trust Information
                      Current Balances as of March 31, 2000
                                 ($ in millions)

                                                                 2000-1   1999-4   1999-3    1999-2    1999-1   1998-4   1998-3
                                                                 ------   ------   ------    ------    ------   ------   ------
Original balance of loans securitized:
   Business loans..........................................     $    25  $    25     $ 28   $     30  $    16  $     9  $    17
   Home equity loans.......................................         212      197      194        190      169       71      183
   Total...................................................         237      222      222        220      185       80      200
Current balance of loans securitized:
   Business loans..........................................     $    25  $    25  $    26   $     28  $    15  $     7  $    14
   Home equity loans.......................................         211      194      188        178      148       59      147
   Total...................................................         236      219      214        206      163       66      161
Weighted average coupon on loans securitized:
   Business loans..........................................      16.10%   16.05%   15.78%     15.79%   16.01%   16.04%   15.96%
   Home equity loans.......................................      11.39%   11.12%   10.95%     10.52%   10.69%   10.85%   10.78%
   Total...................................................      11.91%   11.69%   11.54%     11.24%   11.19%   11.40%   11.22%
Percentage of first mortgage loans.........................         77%      79%      82%        88%      89%      89%      89%
Weighted average loan-to-value.............................         78%      76%      76%        76%      77%      77%      78%
Weighted average remaining term (months) on loans securitized       246      241      244        246      245      245      243
Original balance of Trust Certificates.....................     $   235  $   220    $ 219   $    219  $   184  $    79  $   198
Current balance of Trust Certificates......................     $   234  $   214    $ 208   $    200  $   155  $    62  $   151
Weighted average pass-through interest rate to Trust
   Certificate holders.....................................       7.71%    7.32%    7.34%      7.05%    6.56%    6.61%    6.26%
Highest Trust Certificate pass-through rate................       7.93%    7.68%    7.49%      7.13%    6.58%    7.08%    6.43%
Overcollateralization requirements:
Required percentages:
   Initial.................................................       0.75%    1.00%    1.00%      0.50%    0.50%    1.00%    1.00%
   Final target............................................       5.95%    5.50%    5.00%      5.00%    5.00%    5.00%    5.00%
   Stepdown overcollateralization..........................      11.90%   11.00%   10.00%     10.00%   10.00%   10.00%   10.00%
Required Amounts:
   Initial.................................................     $     2  $     2  $     2   $      1  $     1  $     1  $     2
   Final target............................................          14       12       11         11        9        4       10
Current Status:
   Overcollateralization amount............................     $     2  $     4  $     6   $      7  $     8  $     4  $    10
   Final target reached or anticipated date to reach.......      1/2001   5/2001   2/2001    12/2000   7/2000      Yes      Yes
   Stepdown reached or anticipated date to reach...........      1/2003   9/2003   7/2003    12/2002   7/2002   2/2001   2/2001
Annual surety wrap fee.....................................       0.19%    0.21%    0.21%      0.19%    0.19%    0.20%    0.20%
Servicing rights:
   Original balance........................................     $    10  $    10  $     10  $     10  $     8  $     3  $     7
   Current balance.........................................          10        9        9          9        6        2        5

na = not applicable

                             [RESTUBBED FOR ABOVE]

                                                                 1998-2   1998-1  1997-2   1997-1   1996-2    1996-1
                                                                 ------   ------  ------   ------   ------    ------
Original balance of loans securitized:
   Business loans..........................................     $    15  $    16  $    23  $    22  $    16   $    13
   Home equity loans.......................................         105       89       77       53       24         9
   Total...................................................         120      105      100       75       40        22
Current balance of loans securitized:
   Business loans..........................................     $    12  $    10  $    15  $    10  $     7   $     5
   Home equity loans.......................................          69       53       36       21        7         4
   Total...................................................          81       63       51       31       14         9
Weighted average coupon on loans securitized:
   Business loans..........................................      15.93%   15.95%   15.90%   15.89%   15.95%    15.83%
   Home equity loans.......................................      10.74%   11.11%   11.62%   11.44%   11.36%    10.63%
   Total...................................................      11.51%   11.88%   12.86%   12.92%   13.55%    13.48%
Percentage of first mortgage loans.........................         85%      79%      72%      70%      69%       68%
Weighted average loan-to-value.............................         77%      74%      72%      70%      67%       67%
Weighted average remaining term (months) on loans securitized       215      204      198      175      145       141
Original balance of Trust Certificates.....................     $   118  $   103  $    98  $    73  $    39   $    22
Current balance of Trust Certificates......................     $    75  $    57  $    44  $    26  $    11   $     7
Weighted average pass-through interest rate to Trust
   Certificate holders.....................................       6.47%    6.68%    6.74%    7.37%    7.53%     7.95%
Highest Trust Certificate pass-through rate................       6.85%    7.15%    7.13%    7.53%    7.53%     7.95%
Overcollateralization requirements:
Required percentages:
   Initial.................................................       1.50%    1.50%    2.00%    3.00%    3.00%        --
   Final target............................................       5.00%    5.50%    7.00%    8.00%   10.00%     7.00%
   Stepdown overcollateralization..........................      10.00%   11.00%   14.00%   16.00%   20.00%        na
Required Amounts:
     Initial...............................................     $     2  $     2  $     2  $     2  $     1   $    --
     Final target..........................................           6        6        7        6        4         2
Current Status:
     Overcollateralization amount..........................     $     6  $     6  $     6  $     5  $     2   $     2
     Final target reached or anticipated date to reach.....         Yes      Yes      Yes      Yes      Yes       Yes
     Stepdown reached or anticipated date to reach.........      4/2001  11/2000      Yes      Yes      Yes        na
Annual surety wrap fee.....................................       0.22%    0.23%    0.26%    0.26%    0.28%        na
Servicing rights:
   Original balance........................................     $     4  $     4  $     4  $     3  $     2   $     2
   Current balance.........................................           3        3        3        2        1         1

         Gains on sale of loans and leases through securitizations represent the difference between our net proceeds and the allocated cost of loans and leases securitized. The allocated cost of the loans and leases securitized is determined by allocating their net carrying value between the loans and leases securitized, the interest-only strips and the servicing rights retained, based upon their relative fair values.

         The calculation of the fair value of interest-only strips is based upon a discounted cash flow analysis which estimates the present value of the future expected excess cash flows utilizing assumptions made by management at the time loans are sold. These original assumptions include the rate used to calculate the present value of expected future cash flows, referred to as the discount rate, the rates of prepayment and credit loss rates on the pool of loans. The prepayment rate of loans may be affected by a variety of economic and other factors, including prevailing interest rates and the availability of alternative financing to borrowers. The effect of those factors on loan prepayment rates may vary depending on the type of loan. Estimates of prepayment rates and credit loss rates are made based on management's expectation of future experience, which are based, in part, on the historical experience and in the case of prepayment rate assumptions, consideration of the impact of changes in market interest rates. Our interest-only strips and servicing rights are periodically evaluated based upon the present value of the expected future cash flows from our interest-only strips and servicing rights related to the loans remaining in the trusts. The current assumptions for prepayment and credit loss rates are monitored against actual experience and would be adjusted if necessary.

         We use a discount rate which we believe is commensurate with the risks involved in our securitization assets. While quoted market prices on comparable interest-only strips are not available, we have performed comparisons of our valuation assumptions and performance experience to others in the non-conventional mortgage industry. We quantify the risks in our securitization assets by comparing the asset quality and performance experience of the underlying securitized mortgage pools to comparable industry performance. We believe that the practice of many companies in the non-conventional mortgage industry has been to add a spread for risk to the all-in cost of securitizations to determine their discount rate. From these experience comparisons, we have determined a spread, which is added to the all-in cost of our mortgage loan securitization trusts' investor certificates. The 11% discount rate considers our higher asset quality and performance of our securitized assets compared to industry asset quality and performance and the other characteristics of our securitized loans described below. The discount rate for all periods presented was consistent at 11% because we did not believe that a sufficient sustained pattern of movement in interest rates occurred to warrant changing the discount rate.

         Other characteristics that support our 11% discount rate are as follows:

         o Underlying loan collateral with fixed yields which are higher than others in the non-conventional mortgage industry. Average coupons of securitized loans exceed the industry average by 100 basis points or more. All of our loans have fixed interest rates which are more predictable than adjustable rate loans.

         o Most of our loans include prepayment fees. Approximately 90% to 95% of our business purpose loans have prepayment fees. Approximately 85% to 90% of our home equity loans have prepayment fees. Our experience indicates that prepayment fees increase the prepayment ramp periods and slow annual prepayment speeds which have the effect of increasing the life of the loans securitized.

         o A portfolio mix of first and second mortgage loans of 80-85% and 15-20%, respectively. The high proportion of first mortgages results in lower delinquencies and losses.

         o A portfolio credit grade mix comprised of 62% A credits, 22% B credits, 13% C credits, and 3% D credits. In addition, our loss experience is below what is experienced by others in the non-conventional mortgage industry.

         The all-in cost of the trusts' investor certificates includes the highest trust certificate pass through interest rate in each mortgage securitization, trustee fees, and surety fees. Trustee fees and surety fees are deal specific and generally range from 19 to 22 basis points combined.

         The following table provides information regarding the initial and current assumptions applied in determining the fair values of mortgage loan related interest-only strips and servicing rights. The assumptions for prepayment rates and credit loss rates are compared to actual experience. The length of time before a pool of mortgage loans reaches its expected constant prepayment rate is referred to as the "prepayment ramp period." Through March 31, 2000, there were no adjustments to the initial assumptions, which continue to be applied in subsequent reviews of the carrying values of the interest-only strips and servicing rights. At the time of the sales, the initial assumptions for prepayment rates and credit loss rates were representative of expectations for the securitized portfolios' performance. Prior to fiscal year 2000, our actual prepayment experience both quantitatively and qualitatively was not sufficient to conclude that the final actual experience expected would be materially different than the original prepayment assumptions used. For each of the first three quarters of fiscal year 2000, the net effect of the differences between the prepayment assumptions and the actual experience was not material. Because we were continuing to accumulate more complete and accurate statistics, and the impact of differences between the assumptions and actual experience was not material, no adjustments were made to the prepayment assumptions through March 31, 2000. The increase in the initial credit loss assumptions beginning with the 1999-4 mortgage loan securitization resulted from an increase in the percentage of second mortgage loans included in current year securitizations and our concerns regarding the current high levels of real estate values. As shown on the table "Summary of Selected Mortgage Loan Securitization Trust Information" in "Securitization Accounting Considerations" the average percentage of first mortgage loans securitized declined approximately 10% from fiscal 1999 to fiscal 2000 securitizations. The current high real estate values effect our loss assumptions on recent securitizations because should an economic downturn occur, the loan-to-value ratios of the recently originated loans could be understated. Both of these factors increase the potential that the underlying real estate collateral would not be sufficient to satisfy the loan if a foreclosure was required. We believe these factors may limit our ability in recent securitizations to maintain the credit loss experience realized in prior securitizations. Actual credit loss experience for securitizations prior to 1999-4 continues to support the initial credit loss assumptions for those securitizations.

                Summary of Material Mortgage Loan Securitization
                   Valuation Assumptions and Actual Experience
                                 ($ in millions)

                                                                 2000-1   1999-4  1999-3   1999-2   1999-1   1998-4  1998-3   1998-2
                                                                 ------   ------  ------   ------   ------   ------  ------   ------
Interest-only strip discount rate:
   Initial valuation.......................................       11.0%    11.0%   11.0%    11.0%    11.0%    11.0%   11.0%    11.0%
   Current valuation.......................................       11.0%    11.0%   11.0%    11.0%    11.0%    11.0%   11.0%    11.0%
Servicing rights discount rate:
   Initial valuation.......................................       11.0%    11.0%   11.0%    11.0%    11.0%    11.0%   11.0%    11.0%
   Current valuation.......................................       11.0%    11.0%   11.0%    11.0%    11.0%    11.0%   11.0%    11.0%
Prepayment rates:
   Initial assumption:
   Expected Constant Prepayment Rate (CPR):
     Business loans........................................         10%      10%     10%      10%      10%      13%     13%      13%
     Home equity loans.....................................         24%      24%     24%      24%      24%      24%     24%      24%
   Ramp period (months) (a):
     Business loans........................................          24       24      24       24       24       24      24       24
     Home equity loans.....................................          18       18      18       18       18       12      12       12
   Current assumptions:
   Expected Constant Prepayment Rate (CPR):
     Business loans........................................         10%      10%     10%      10%      10%      13%     13%      13%
     Home equity loans.....................................         24%      24%     24%      24%      24%      24%     24%      24%
   Ramp period (months):
     Business loans........................................          24       24      24       24       24       24      24       24
     Home equity loans.....................................          18       18      18       18       18       12      12       12
   CPR adjusted to reflect ramp:
     Business loans........................................       3.00%    3.61%   4.52%    5.43%    6.35%    9.09%  10.39%   11.70%
     Home equity loans.....................................       2.00%    4.58%   8.45%   12.32%   16.19%      24%     24%      24%
     Blended rate..........................................       2.10%    4.47%   7.97%   11.38%   15.28%   22.39%  22.83%   22.20%
   Actual CPR experience:
     Business loans........................................          --       --   2.14%    9.95%    5.73%   14.95%   8.34%    9.35%
     Home equity loans.....................................          --    4.14%   5.90%    7.16%    9.47%   11.48%  11.99%   19.80%
     Blended rate..........................................          --    3.64%   5.47%    7.46%    9.13%   11.64%  11.69%   18.47%
Credit loss rates:
   Annual credit loss rate:
     Initial assumption....................................       0.40%    0.30%   0.25%    0.25%    0.25%    0.25%   0.25%    0.25%
     Current assumption....................................       0.40%    0.30%   0.25%    0.25%    0.25%    0.25%   0.25%    0.25%
     Actual experience.....................................          --       --   0.01%    0.01%    0.03%    0.17%   0.05%    0.18%
   Cumulative credit loss rate:
     Initial assumption....................................       1.85%    1.35%   1.20%    1.20%    1.20%    1.20%   1.20%    1.20%
     Current assumption....................................       1.85%    1.35%   1.20%    1.20%    1.20%    1.20%   1.20%    1.20%
     Cumulative experience to date.........................          --       --      --    0.01%    0.03%    0.24%   0.08%    0.32%
Servicing fees:
   Contractual fees........................................       0.50%    0.50%   0.50%    0.50%    0.50%    0.50%   0.50%    0.50%
   Ancillary fees..........................................       1.25%    1.25%   1.25%    1.25%    1.25%    1.25%   0.75%    0.75%

                          [RESTUBBED FOR TABLE ABOVE]

                                                                 1998-1   1997-2   1997-1  1996-2   1996-1
                                                                 ------   ------   ------   -----   ------
Interest-only strip discount rate:
   Initial valuation.......................................       11.0%    11.0%    11.0%   11.0%    11.0%
   Current valuation.......................................       11.0%    11.0%    11.0%   11.0%    11.0%
Servicing rights discount rate:
   Initial valuation.......................................       11.0%    11.0%    11.0%   11.0%    11.0%
   Current valuation.......................................       11.0%    11.0%    11.0%   11.0%    11.0%
Prepayment rates:
   Initial assumption:
   Expected Constant Prepayment Rate (CPR):
     Business loans........................................         13%      13%      13%     13%      13%
     Home equity loans.....................................         24%      24%      24%     24%      24%
   Ramp period (months) (a):
     Business loans........................................          24       24       24      24       24
     Home equity loans.....................................          12       12       12      12       12
   Current assumptions:
   Expected Constant Prepayment Rate (CPR):
     Business loans........................................         13%      13%      13%     13%      13%
     Home equity loans.....................................         24%      24%      24%     24%      24%
   Ramp period (months):
     Business loans........................................          24       24       24      24       24
     Home equity loans.....................................          12       12       12      12       12
   CPR adjusted to reflect ramp:
     Business loans........................................         13%      13%      13%     13%      13%
     Home equity loans.....................................         24%      24%      24%     24%      24%
     Blended rate..........................................      22.21%   20.83%   22.25%  18.77%   17.99%
   Actual CPR experience:
     Business loans........................................      16.38%   16.41%   18.05%  20.35%   19.67%
     Home equity loans.....................................      20.74%   24.64%   25.09%  26.85%   18.15%
     Blended rate..........................................      20.94%   22.56%   22.95%  24.06%   19.02%
Credit loss rates:
   Annual credit loss rate:
     Initial assumption....................................       0.25%    0.25%    0.25%   0.25%    0.25%
     Current assumption....................................       0.25%    0.25%    0.25%   0.25%    0.25%
     Actual experience.....................................       0.25%    0.13%    0.18%   0.24%    0.09%
   Cumulative credit loss rate:
     Initial assumption....................................       1.20%    1.20%    1.20%   1.20%    1.20%
     Current assumption....................................       1.20%    1.20%    1.20%   1.20%    1.20%
     Cumulative experience to date.........................       0.53%    0.35%    0.54%   0.77%    0.36%
Servicing fees:
   Contractual fees........................................       0.50%    0.50%    0.50%   0.50%    0.50%
   Ancillary fees..........................................       0.75%    0.75%    0.75%   0.75%    0.75%

-------------------------------
(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one. The home equity loan prepayment ramp begins at 2% in month one.

         Although we believe we have made reasonable estimates of prepayment rates and credit loss assumptions, the actual prepayment and credit loss experience may materially vary from our estimates. To the extent that prepayments or credit losses differ materially from the estimates made, adjustments of our interest-only strips and servicing rights may be required in accordance with Statement of Financial Accounting Standards No. 115. Levels of future prepayments and credit loss assumptions higher than those initially estimated could result in a reduction in the value of interest-only strips and servicing rights which would adversely affect income in the period of adjustment. Additionally, some of our securitization trusts have issued floating rate certificates supported by fixed rate mortgages. The fair value of the excess cash flow we will receive may be affected by any changes in the rates paid on the floating rate certificates.

         Lease Securitizations. Information related to our two lease securitizations is presented in the table below. As of December 31, 1999, we de-emphasized the lease origination business but continue to service the remaining leases in our managed portfolio.

              Summary of Selected Lease Securitization Information
                      Current Balances as of March 31, 2000
                                 ($ in millions)

                                                                            1999-a     1998-a
                                                                            -------    -------
Original balance of leases securitized...................................   $    82    $    80
Current balance of leases securitized....................................   $    64    $    36
Weighted average yield on leases securitized.............................    11.17%     12.09%
Weighted average remaining term (months) on leases securitized...........        36         24
Original balance of Trust Certificates...................................   $    78    $    76
Current balance of Trust Certificates....................................   $    61    $    33
Weighted average pass-through interest rate to Trust Certificate Holders.     6.55%      6.15%
Overcollateralization requirements.......................................        3%         3%
Annual surety wrap fee...................................................     0.29%      0.29%
Valuation Assumptions
Residual interests discount rate:
   Initial valuation.....................................................     11.0%      11.0%
   Current valuation.....................................................     11.0%      11.0%
Servicing rights discount rate:
   Initial valuation.....................................................     11.0%      11.0%
   Current valuation.....................................................     11.0%      11.0%
   Prepayment rates......................................................       (a)        (a)
Credit loss rates:
   Annual credit loss rate:
     Initial assumption..................................................     0.50%      0.50%
     Current assumption..................................................     0.50%      0.50%
     Actual experience...................................................     0.45%      0.63%
Servicing Fees:
   Contractual fees......................................................     0.50%      0.50%
   Ancillary fees........................................................     0.30%      0.30%

-----------------------
(a) The equipment leasing portfolio has experienced insignificant prepayments, less than 1.5% annualized. Should a lease terminate early, any impact on the valuation of lease securitization assets would be recorded upon termination of the lease.

         At March 31, 2000, investments in interest-only strips in securitizations totaled $258.8 million including investments in overcollateralization of $69.6 million.

         When loans or leases are sold through a securitization, the servicing on the loans or leases is retained and we capitalize the benefit associated with the rights to service securitized loans and leases based on those servicing rights relative fair value to other consideration received in the securitization. We receive annual contractual servicing fees of 50 basis points which is paid out of accumulated mortgage loan payments before payments of principal and interest are made to trust certificate holders, prepayment fees, late charges, nonsufficient fund fees and other fees which are retained directly by us as servicer as payments are collected from the borrowers. Fair value of servicing rights is determined by computing the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees, as described above, net of costs to service expected to be received over the life of the loans or leases securitized. These projections incorporate assumptions, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. Periodically, capitalized servicing rights are evaluated for impairment, which is measured as the excess of unamortized cost over fair value. Interest rates are not considered as a predominant risk characteristic for purposes of evaluating impairment. We have generally found that the non-conforming mortgage market is less sensitive to changes in interest rates than the conventional mortgage market where borrowers have more favorable credit history for the following reasons. First, there are relatively few lenders willing to supply credit to non-conforming borrowers which limits those borrowers' opportunity to refinance. Second, interest rates available to non-conforming borrowers tend to adjust much slower than conventional mortgage rates which reduces the non-conforming borrowers' opportunity to capture economic value from refinancing. Also, a majority of loans to our borrowers require prepayment fees. As a result, the prepayment experience on our managed portfolio is more stable than the mortgage market in general. This stability favorably impacts our ability to value the future cash flows from our servicing rights and interest-only strips because it increases the predictability of future cash flows. At March 31, 2000, servicing rights totaled $66.1 million, compared to $43.2 million at June 30, 1999.

Results of Operations

Overview

         For the nine months ended March 31, 2000, net income increased $1.1 million, or 9.9% to $11.5 million from $10.4 million for the same period in 1999. Basic earnings per share increased $0.50 to $3.32 for the nine months ended March 31, 2000, on average common shares of 3,451,000, compared to $2.82 on average common shares of 3,700,000 for the same period in fiscal 1999. Diluted earnings per share increased $0.49 to $3.23 for the nine months ended March 31, 2000, on average common shares of 3,538,000 compared to $2.74 on average common shares of 3,810,000 for the same period in 1999.

         For fiscal 1999, net income increased $2.6 million, or 23.0%, to $14.1 million from $11.5 million for fiscal 1998. Basic earnings per common share increased 23.5% to $3.83 on average common shares of 3,682,070, compared to

$3.10 per share on average common shares of 3,692,492 for fiscal 1998. Diluted earnings per common share increased 24.8% to $3.72 on average common shares of 3,791,204, compared to $2.98 per share on average common shares of 3,847,428 for fiscal 1998.

         Average common share and earnings per common share amounts have been retroactively adjusted to reflect the effect of a 5% stock dividend declared August 18, 1999. See note 10 in the consolidated financial statements for further description.

         The increases in net income and earnings per share for all periods primarily resulted from increases in gains recorded on loans and leases securitized and increases in fee income due to the increase in loans and leases available for sale and securitized loans and leases for which servicing was retained, referred to as the total managed portfolio. For the nine months ended March 31, 2000, interest accretion earned on interest-only strips also contributed significantly to the increases in net income and earnings per share. See "--Nine Months Ended March 31, 2000 Compared to Nine Months Ended March 31, 1999 and "--Year Ended June 30, 1999 Compared to Year Ended June 30, 1988" for a more detailed discussions of results of operations for the nine months ended March 31, 2000 and the fiscal years ended June 30, 1999 and 1998.

         Dividends of $0.22 per share were paid for the nine months ended March 31, 2000 compared to dividends of $0.115 per share for the nine months ended March 31, 1999. In the first quarter of fiscal 2000, we increased our quarterly dividend by 40% to $0.07 per share and by an additional 14% to $0.08 per share in the third quarter of fiscal 2000. Dividends of $0.165 were paid in fiscal 1999 compared to dividends of $0.06 in fiscal 1998. The common dividend payout ratio based on diluted earnings per share was 6.8% for the nine months ended March 31, 2000 compared to 4.2% for fiscal 1999, and 1.9% for fiscal 1998.

         Our business strategy is dependent upon our ability to increase loan and lease origination volume through both geographic expansion and growth in current markets to realize efficiencies in the infrastructure and loan production channels we have been building. The implementation of this strategy will depend in large part on a variety of factors outside of our control, including, but not limited to, the ability to obtain adequate financing on favorable terms and profitably securitize loans and leases on a regular basis and continue to expand in the face of increasing competition. Our failure with respect to any of these factors could impair our ability to successfully implement our growth strategy, which could adversely affect our results of operations and financial condition. See "Risk Factors - If we are unable to successfully implement our business strategy, our revenues may decrease which could impair our ability to repay the notes."

Nine Months Ended March 31, 2000 Compared to Nine Months Ended March 31, 1999.

                            Summary Financial Results
                  (dollars in thousands, except per share data)

                                 Three Months Ended                  Nine Months Ended
                                       March 31,                          March 31,
                                 ------------------     Percentage   -----------------     Percentage
                                   2000      1999        Increase      2000      1999       Increase
                                  ------    -------     ----------    -------   -------    ----------
Total revenues................... $34,146   $22,969        48.7%      $92,563   $61,209       51.2%
Total expenses................... $27,621   $17,487        58.0%      $73,458   $45,078       63.0%
Net income....................... $ 3,915   $ 3,509        11.6%      $11,463   $10,427        9.9%
Return on average equity.........   24.19%    27.48%                    24.35%    28.88%
Return on average assets.........    3.06%     4.45%                     3.29%     4.84%
Earnings per share:
   Basic......................... $  1.16   $  0.95        22.1%      $  3.32   $  2.82       17.7%
   Diluted....................... $  1.12   $  0.92        21.7%      $  3.23   $  2.74       17.9%
Dividends declared per share..... $  0.08   $  0.05        60.0%      $  0.22   $ 0.115       91.3%

         Net Income. For the third quarter of fiscal 2000, net income increased $0.4 million, or 11.6%, to $3.9 million from $3.5 million for the third quarter of fiscal 1999. Basic earnings per common share increased to $1.16 on average common shares of 3,375,000 compared to $0.95 per share on average common shares of 3,703,000 for the third quarter of fiscal 1999. Diluted earnings per common share increased to $1.12 on average common shares of 3,502,000 compared to $0.92 per share on average common shares of 3,806,000 for the third quarter of fiscal 1999.

         For the nine months ended March 31, 2000, net income increased $1.1 million, or 9.9%, to $11.5 million from $10.4 million for the nine months ended March 31, 1999. Basic earnings per common share increased to $3.32 on average common shares outstanding of 3,451,000 compared to $2.82 per share on average common shares outstanding of 3,700,000 for the nine months ended March 31, 1999. Diluted earnings per common share increased to $3.23 on average common shares outstanding of 3,538,000 compared to $2.74 per share on average common shares outstanding of 3,810,000 for the nine months ended March 31, 1999.

         Increases in net income and earnings per share primarily resulted from the gains recorded on the higher volume of loans originated and securitized, interest accretion earned on interest-only strips and increases in fee income due to growth in the total managed portfolio.

         As previously reported, our Board of Directors authorized the repurchase of up to 10% of the outstanding shares of our common stock. On January 24, 2000, the Board of Directors authorized the repurchase of an additional 338,000 shares, representing 10.0% of the then outstanding shares. The Company's Board of Directors initiated the stock repurchase program in view of the price level of the Company's common stock which was at that time, trading at below book value and its consistent earnings growth over fiscal 1998 and 1999 which did not result in a corresponding increase in the market value of our common stock. In the third quarter of fiscal 2000, 18,000 shares were repurchased representing 0.5% of the outstanding shares. For the first nine months of fiscal 2000, 258,910 shares were repurchased representing 7.2% of the outstanding shares at the beginning of the fiscal year. The impact of the share repurchase program was an increase of diluted earnings per share by $0.05 for the three month period ending March 31, 2000, and $0.09 for the nine-month period ended March 31, 2000.


         Total Revenues. For the third quarter of fiscal 2000, total revenues increased $11.1 million, or 48.7%, to $34.1 million from $23.0 million for the third quarter of fiscal 1999. For the first nine months of fiscal 2000, total revenues increased $31.4 million, or 51.2%, to $92.6 million from $61.2 million for the first nine months of fiscal 1999. Growth in total revenues was the result of increases in gains on securitizations of mortgage loans, increases in interest accretion earned on our interest-only strips, increases in interest and fees on loans originated, and increases in servicing income due to the growth of the total managed portfolio.

         Gain on Sale of Loans and Leases. For the three months ended March 31, 2000, gains of $23.4 million were recorded on the securitization of $264.0 million of loans. This is an increase of $6.0 million, or 34.4%, over gains of $17.4 million recorded on securitizations of $204.0 million of loans and leases for the three months ended March 31, 1999.

         For the nine months ended March 31, 2000, gains of $63.0 million were recorded on securitizations of $711.0 million of loans and leases. This is an increase of $17.2 million, or 37.6%, over gains of $45.8 million recorded on securitizations of $532.7 million of loans and leases for the nine months ended March 31, 1999.

         The following table summarizes the volume of loan and lease securitizations by type of loan securitized for the three and nine-month periods ended March 31, 2000 and 1999 (in millions):

                                               Three Months Ended         Nine Months Ended
                                                    March 31,                 March 31,
                                               -------------------       -------------------
                                                2000         1999         2000         1999
                                               ------       ------       ------       ------
Business loans........................         $ 27.2       $ 16.4       $ 78.9       $ 41.7
Home equity loans.....................          236.8        168.6        622.9        423.3
Equipment leases......................             --         19.0          9.2         67.7
                                               ------       ------       ------       ------
    Total.............................         $264.0       $204.0       $711.0       $532.7
                                               ------       ------       ------       ------

         The increase in securitization gains for the three months ended March 31, 2000 was primarily due to the higher volume of loans securitized as reflected in the table above. The securitization gain as a percentage of loans securitized, 8.9% for the three months ended March 31, 2000, was down from 9.2% on loans securitized for the three months ended March 31, 1999. The gain percentage for the three months ended March 31, 1999 including leases securitized was 8.5%. The decrease in the gain percentage on loans securitized for the three months ended March 31, 2000 was primarily due to a reduction in the spread between the average coupon on loans securitized and the pass-through rate paid to investors and an increase in the credit loss assumption in the fiscal 2000 loan securitizations. The unfavorable impact of these factors was partially offset by the higher percentage of business loans securitized. Business loans securitized, which have a higher coupon than home equity loans, represented 10.3% of total loans securitized for the three months ended March 31, 2000, compared to 8.8% of total loans securitized for the three months ended March 31, 1999. The higher percentage of business loans resulted in an increased value of the interest-only strips generated from the pool of securitized loans. See "Securitization Accounting Considerations" for more detail on average coupons on loans securitized, pass-through rates paid to investors and credit loss assumptions.

         The increase in securitization gains for the nine months ended March 31, 2000 was also due to a higher volume of loans securitized as reflected in the table above. The securitization gain as a percentage of loans securitized, 9.0% for the nine months ended March 31, 2000, was down from 9.2% on loans securitized for the nine months ended March 31, 1999. Including leases securitized, the gain percentages on loans and leases securitized for the nine months ended March 31, 2000 and 1999 were 8.9% and 8.6%, respectively. The decrease in the gain percentage on loans securitized for the nine months ended March 31, 2000 was due to a reduction in the spread between the average coupon on loans securitized and the pass-through rate paid to investors, increases in the credit loss assumptions beginning with the 1999-4 mortgage loan securitization and the impact of the January 1, 1999 adoption of the Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" (SFAS No. 134). See "Securitization Accounting Considerations" for more detail on average coupons on loans, pass-through rates paid to investors and credit loss assumptions. The impact of SFAS No. 134 is discussed below.

         The increase in the initial credit loss assumptions beginning with the 1999-4 mortgage loan securitization resulted from an increase in the percentage of second mortgage loans included in current year securitizations and our concerns regarding the current high levels of real estate values. As shown on the table "Summary of Selected Mortgage Loan Securitization Trust Information" in "Securitization Accounting Considerations" the average percentage of first mortgage loans securitized declined approximately 10% from fiscal 1999 to fiscal 2000 securitizations. The current high real estate values effect our loss assumptions on recent securitizations because should an economic downturn occur, the loan-to-value ratios of the recently originated loans could be understated. Both of these factors increase the potential that the underlying real estate collateral would not be sufficient to satisfy the loan if a foreclosure was required. We believe these factors may limit our ability in recent securitizations to maintain the credit loss experience realized in prior securitizations. Actual credit loss experience for securitizations prior to 1999-4 continues to support the initial credit loss assumptions for those securitizations.

         The unfavorable impacts of the reduction in spread for the nine months ended March 31, 2000, increases in credit loss assumptions beginning with the 1999-4 mortgage loan securitization, and the impact SFAS No. 134 were partially offset by the following factors:

         o A higher percentage of business loans securitized. For the nine months ended March 31, 2000, business loans securitized, which have a higher coupon than home equity loans, represented 11.2% of total loans securitized, compared to 9.0% of total loans securitized for the nine months ended March 31, 1999. The higher percentage of business loans resulted in an increased value of the interest-only strips generated from the pool of securitized loans.

         o A reduction in the annual prepayment rate assumption on business loans and an increase in the length of the prepayment ramp period for home equity loans. Due to increases in the volume of loans originated with prepayment fees, we have reduced the annual prepayment rate assumption on business loans and lengthened the prepayment ramp period for home equity loans for mortgage loan securitizations beginning with the 1999-1 securitization. Reducing the annual prepayment assumption and lengthening the prepayment ramp period is supported by our experience with loans having prepayment fees, as discussed below, that fewer borrowers will prepay, and those prepaying will do so more slowly. The percentage of home equity loans containing prepayment fees increased from less than 50% of loans originated to over 85% over the nine-month period ending October 31, 1998. As a result of this increase in the percentage of loans originated having prepayment fees, we have lengthened the prepayment ramp period on home equity loans from 12 to 18 months beginning with the 1999-1 mortgage loan securitization. This increase in the length of the prepayment ramp period for home equity loans was supported by actual cumulative prepayment experience through March 31, 1999, which demonstrated that only 25% of home equity loans having prepayment fees were actually prepaid by the borrowers, while 47% of home equity loans without prepayment fees were prepaid. This cumulative historical performance demonstrates that it is nearly twice as likely that a loan without a prepayment fee will be prepaid. See "Securitization Accounting Considerations" for a comparison of the prepayment assumptions used in our valuation of interest-only strips and servicing rights to actual historical experience.

         SFAS 134 requires that, after the securitization of a mortgage loan held for sale, an entity classify the resulting mortgage-backed security or other retained interests based on its ability and intent to hold or sell those investments. In accordance with the provisions of SFAS No. 134, as of January 1, 1999, we reclassified our interest-only strips from trading securities to available for sale securities. As available for sale securities, the difference on the date of securitization between the fair value of an interest-only strip and its allocated cost is recorded in stockholders' equity and reported as a component of comprehensive income. Fair value adjustments of $5.9 million pre-tax were recorded as a component of comprehensive income in the first six months of fiscal 2000. In the first six months of fiscal 1999, which was prior to the adoption of SFAS No. 134 and the resulting reclassification from trading securities to available for sale securities, all differences on the date of securitization between fair value and allocated cost of interest-only strips were recognized in securitization gains. In the third quarters of fiscal 1999 and 2000 and the fourth quarter of fiscal 1999, fair value differences were recognized as a component of comprehensive income. The adoption of SFAS No. 134 did not have a material effect on our financial condition.

         The following schedule details our loan and lease originations (in thousands):

                                      Three Months Ended     Nine Months Ended
                                            March 31              March 31,
                                      -------------------   -------------------
                                        2000       1999       2000       1999
                                      --------   --------   --------   --------
Business purpose loans.............   $ 28,815   $ 16,771   $ 81,056   $ 42,721
Home equity loans..................    265,966    169,725    700,294    500,121
Equipment leases...................         22     24,441     19,631     76,745
                                      --------   --------   --------   --------
                                      $294,803   $210,937   $800,981   $619,587
                                      ========   ========   ========   ========

         Loan originations for our subsidiary, American Business Credit, Inc., which offers business purpose loans secured by real estate, increased $12.0 million, or 71.8%, to $28.8 million for the third quarter of fiscal 2000 from $16.8 million in the third quarter of fiscal 1999. For the nine months ended March 31, 2000, loan originations increased $38.4 million, or 89.7%, to $81.1 million from $42.7 million for the nine months ended March 31, 1999. This increase was attributable to geographic expansion of American Business Credit's lending program as well as refocused marketing efforts. In the third quarter of fiscal 2000, American Business Credit launched a web site, www.abceasyloan.com in order to increase its distribution channels for business purpose loans.

         Home equity loans originated by our Consumer Mortgage Group, which includes Upland Mortgage, New Jersey Mortgage and Investment Corp. and Processing Service Center, Inc., increased $96.3 million, or 56.7%, to $266.0 million for the third quarter of fiscal 2000 from $169.7 million for the third quarter of fiscal 1999. For the nine months ended March 31, 2000, loan originations increased $200.2 million, or 40.0%, to $700.3 million from $500.1 million for the nine months ended March 31, 1999. The Consumer Mortgage Group has redirected its marketing mix to focus on targeted direct mail, which delivers more leads at a lower cost than broadcast marketing channels. The Consumer Mortgage Group has continued to phase in advanced Internet technology through its web site www.UplandMortgage.com. In addition to the ability to take online loan applications and utilize an automated rapid credit approval process, both of which reduce time and manual effort required for loan approval, the site features our proprietary patent-pending Easy Loan Advisor, which provides personalized services and solutions to retail customers through interactive web dialog.

         Interest and Fees. Interest and fee income for the third quarter of fiscal 2000 increased $0.5 million, or 10.6%, to $4.7 million from $4.2 million in the third quarter of fiscal 1999. For the nine months ended March 31, 2000, interest and fee income increased $1.5 million, or 11.8%, to $14.2 million from $12.7 million for the nine months ended March 31, 1999. Interest and fee income consists primarily of interest income earned on available for sale loans and leases, premiums earned on whole loan sales and other ancillary fees collected in connection with loan and lease originations.

         Interest income decreased $0.1 million, or 5.5%, to $1.7 million for the third quarter of fiscal 2000 from $1.8 million in the third quarter of fiscal 1999. During the nine months ended March 31, 2000, interest income decreased $0.5 million, or 7.5%, to $5.3 million from $5.8 million for the nine months ended March 31, 1999. The decreases are attributable to a shortening of the time loans remain on our balance sheet prior to securitization.

         Fee income increased $0.6 million, or 23.0%, to $3.0 million from $2.4 million for the third quarter of fiscal 1999. For the nine months ended March 31, 2000, fee income increased $2.0 million, or 27.8%, to $8.9 million from $6.9 million for the nine months ended March 31, 1999. The increases for the three and nine-month periods were the result of increases in the volume of loans originated during the period. Loan origination related fees which are mainly comprised of application fees and other fees collected in connection with the loan approval and closing process increased $3.3 million or 73.4% for the nine months ended March 31, 2000 from the nine months ended March 31, 1999 mainly due to a 35.4% increase in loan originations in the current nine month period. This increase was offset by a $0.7 million decrease in the collection of lease origination related fees due to our de-emphasis of the leasing origination business in the current fiscal year.

         Included in fee income are premiums earned on whole loan sales. Premiums on whole loan sales were $0.6 million for both of the three-month periods ended March 31, 2000 and 1999. Premiums on whole loan sales decreased 17.6% to $1.4 million for the nine months ended March 31, 2000 from $1.7 million for the nine moths ended March 31, 1999. The decrease in premiums for the nine-month period from the prior year nine-month period was due primarily to a decrease in the volume of whole loan sales in the current year. The volume of whole loan sales decreased 7.5% to $77.6 million for the nine months ended March 31, 2000 from $83.9 million for the nine months ended March 31, 1999. The decrease was due to a decrease in the average premium earned on whole loan sales in the current year.

         Interest Accretion on Interest-Only Strips. Interest accretion represents the yield component of cash flows received on interest-only strips. Interest accretion of $4.8 million was recorded in the three month period ended March 31, 2000 and $11.9 million was recorded in the nine-month period ended March 31, 2000, compared to $0.3 million in the three month period ended March 31, 1999 and $0.7 million in nine-month period ended March 31, 1999.

         The increases in interest accretion was affected by two factors. First, the increases reflect growth of $93.0 million or 74.5% in the average balance of interest-only strips from $124.8 million for the nine months ended March 31, 1999 to $217.9 million for the nine months ended March 31, 2000 and growth in cash flow received from interest-only strips. Cash flows received on interest-only strips were $14.5 million and $34.5 million, respectively, for the three and nine-month periods ended March 31, 2000, compared to $10.6 million and $26.5 million, respectively, for the three and nine-month periods ended March 31, 1999. As of June 30, 1998, only one of our existing securitizations had satisfied its final target overcollateralization requirement and was generating residual cash flow. As of March 31, 1999, five securitizations had met final overcollateralization requirements and as of March 31, 2000, eight securitizations had met final overcollateralization requirements. Meeting these final targets as well as the fact that our more recent securitizations were much larger resulted in a significant increase in cash flow to us from fiscal 1998 to the present.

         Second, prior to the fourth quarter of fiscal 1999, residual cash flows to us were limited due to the lack of maturity of the securitizations underlying our interest-only strips. As described above, as the securitizations matured, meaning that the final overcollateralization requirements were met, we received cash flow from a greater number of securitizations. During the period prior to receiving significant cash flow from the securitizations, we recognized only a portion of the estimated interest accretion earned on our interest-only strips. This methodology reflected our uncertainty as to the timing and quantity of future residual cash flow. Our estimate of the amount of interest accretion to be recognized did not change until we received expected cash flow for a sustained period of time. By the last quarter of fiscal 1999, more experience with the securitization pools was acquired and on a gradual basis more securitizations were performing as expected in meeting their final targets. At that time, we were realizing consistent cash flow and based on this historical experience, we recognized a greater percentage of the estimated interest accretion earned by the securitizations. By the end of the first quarter 2000, as an even greater number of securitizations were meeting final targets, again, based on the sustained performance of the securitizations, we increased the percentage of estimated interest accretion recognized. Both of these increases reflected our increased certainty as to the amount of ongoing residual cash flow to be received from the securitization trusts. Throughout fiscal 2000, the interest accretion recognized by quarter as a percentage of cash flow from the securitization trusts has remained stable.

         Servicing Income. Servicing income is comprised of contractual and ancillary fees collected on securitized loans and leases less amortization of the servicing rights assets that are recorded at the time loans and leases are securitized. Ancillary fees include prepayment fees, late fees and other servicing compensation. For the third quarter of fiscal 2000, servicing income increased $0.2 million, or 23.2%, to $1.2 million, from $1.0 million for the third quarter of fiscal 1999. For the nine months ended March 31, 2000, servicing income increased $1.4 million, or 73.5%, to $3.4 million from $2.0 million for the nine months ended March 31, 1999.

         The following table summarizes the components of servicing income for the three months ended March 31, 2000 and 1999 and for the nine months ended March 31, 2000 and 1999 (in millions):

                                               Three Months Ended       Nine Months Ended
                                                   March 31,                March 31,
                                               ------------------     ----------------------
                                                2000        1999        2000            1999
                                               -----       -----      -------          -----
Contractual and ancillary fees..........       $ 3.7       $ 2.5      $ 12.00          $ 5.7
Amortization of servicing rights........         2.5         1.5          8.6            3.7
                                               -----       -----      -------          -----
Net servicing income....................       $ 1.2       $ 1.0      $   3.4          $ 2.0
                                               =====       =====      =======          =====

         As an annualized percentage of the average managed portfolio, servicing income for the quarter decreased to 0.31%, from 0.49% in the prior year. The servicing income annualized percentage for the first nine months of fiscal 2000 was 0.34%, compared to 0.39% for the first nine months of fiscal 1999. These decreases were the result of a decrease from the third quarter of fiscal 1999 in the percentage of loans prepaying. In the three-month period ended March 31, 2000, prepayment fees collected as a percentage of the average managed portfolio were 0.08% compared to 0.13% for the three-month period ended March 31, 1999. In addition, amortization of the servicing rights was increased for some securitization pools based on our quarterly analysis of actual ancillary fee collection experience for each pool of loans in the securitization trust. In the three-month period ended March 31, 2000, amortization as a percentage of the average managed portfolio was 0.21% compared to 0.17% for the three-month period ended March 31, 1999.

         The origination of loans with prepayment fees impacts our servicing income in two ways. Prepayment fees reduce the likelihood of a borrower prepaying their loan. This results in prolonging the length of time a loan is outstanding which increases the contractual servicing fees to be collected over the life of the loan. Additionally, the terms of our servicing agreements with the securitization trusts allow us to retain prepayment fees collected from borrowers as part of our compensation for servicing loans.

         Amortization of the servicing rights asset for securitized loans and leases is calculated individually for each securitization pool and is recognized in proportion to, and over the period of, estimated future servicing income on that particular pool of loans or leases. As discussed above, during the third quarter of fiscal 2000, fees collected for loan prepayments were lower than anticipated due to our favorable prepayment experience. Amortization rates for some pools of loans were increased to maintain a steady decrease in the unamortized carrying value of the servicing rights during this period to offset the lower volume of fees collected. This change increased amortization expense by $0.2 million during the three months ended March 31, 2000. We perform a valuation analysis of servicing rights on a quarterly basis to determine the fair value of our servicing rights. If our valuation analysis indicates the carrying value of servicing rights are not recoverable through future cash flows from contractual servicing and other ancillary fees, a valuation allowance would be recorded. To date, our valuation analysis has not indicated any impairment and no valuation allowance has been required. Impairment is measured as the excess of carrying value over fair value.

         Total Expenses. For the third quarter of fiscal 2000, total expenses increased $10.1 million, or 58.0%, to $27.6 million from $17.5 million for the third quarter of fiscal 1999. Total expenses increased $28.4 million, or 63.0%, to $73.5 million for the nine months ended March 31, 2000 as compared to $45.1 million for the nine months ended March 31, 1999. As described in more detail below, this increase was a result of increased interest expense attributable to the sale of subordinated debt and borrowings used to fund loan and lease originations and increases in employee related costs, sales and marketing, and general and administrative expenses related to growth in loan originations, the growth of the total managed portfolio and the continued building of support area infrastructure and Internet capabilities.

         Interest Expense. For the third quarter of fiscal 2000, interest expense increased $4.0 million, or 65.1%, to $10.1 million from $6.1 million for the third quarter of fiscal 1999. The increase was attributable to an increase in the amount of subordinated debt outstanding during the third quarter of fiscal 2000, the proceeds of which were used to fund loan originations, operating activities, repayments of maturing subordinated debt and investments in systems technology and Internet capabilities required to position us for future growth. Average subordinated debt outstanding during the three months ended March 31, 2000 was $300.2 million compared to $166.7 million during the three months ended March 31, 1999. Average interest rates paid on subordinated debt outstanding increased to 9.96% during the three months ended March 31, 2000 from 9.32% during the three months ended March 31, 1999. Rates offered on subordinated debt increased in response to general increases in market rates and to attract funds with a longer average maturity.

         The average outstanding balances under warehouse and other lines of credit were $111.5 million during the three months ended March 31, 2000, compared to $130.5 million during the three months ended March 31, 1999. This decrease was due to the increased utilization of proceeds from the sale of subordinated debt to fund loan originations. Borrowings under warehouse lines of credit are secured by mortgage loans and represent advances of cash to us, usually at 98% of the principal amount of the mortgage loan used as collateral. These borrowings are for a limited duration, generally no more than 270 days, pending the ultimate sale of the mortgage loans through securitization or whole loan sale, either of which will generate the proceeds necessary to retire the borrowing.

         During the first nine months of fiscal 2000 interest expense increased $10.5 million, or 67.0%, to $26.2 million from $15.7 million for the nine months ended March 31, 1999. Average subordinated debt outstanding during the nine months ended March 31, 2000 was $260.0 million compared to $143.5 million during the nine months ended March 31, 1999. The average outstanding balances under warehouse and other credit lines were $110.5 million during the nine months ended March 31, 2000 compared to $99.2 million during the nine months ended March 31, 1999. Average interest rates paid on subordinated debt increased to 9.67% for the first nine months of fiscal 2000 from 9.31% during the comparable nine month period. Average rates paid on subordinated debt for the fiscal 2000 nine-month period increased due to the factors listed above.

         Provision for Credit Losses. The provision for credit losses for the third quarter of fiscal 2000 decreased $0.2 million, or 38.9%, to $0.3 million from $0.5 million for the quarter ended March 31, 1999. The decrease was due to decreased net charge-offs in the three months ended March 31, 2000. Net charge-offs were $0.2 million in the three months ended March 31, 2000 compared to $0.5 million in the three months ended March 31, 1999. The higher level of charge-offs in the three months ended March 31, 1999 was attributable to losses we recorded on securitized loans and leases which we repurchased from the securitization trusts in the third quarter of fiscal 1999. While we are under no obligation to do so, at times we elect to repurchase some foreclosed and delinquent loans from the securitization trusts. Under the terms of the securitization agreements, repurchases are permitted only for foreclosed and delinquent loans and the purchase prices are at the loans' outstanding contractual balance. We elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flows from securitization trusts. The related charge-offs on these repurchased loans are included in our provision for credit losses in the period of charge-off.

         The following table summarizes the principal balances of loans we have repurchased from the mortgage loan securitization trusts for the nine months ended March 31, 2000 and years ended June 30, 1999, 1998 and 1997. All loans were repurchased at the contractual outstanding balances at the time of repurchase. Mortgage loan securitization trusts are listed only if loan repurchases occurred.

      Summary of Loans Repurchased from Mortgage Loan Securitization Trusts
                                ($ in thousands)

                                      1999-3   1999-1  1998-4   1998-3   1998-2   1998-1  1997-2   1997-1   1996-2   1996-1   Total
                                     -------  -------  ------- -------  -------  -------  ------- -------  -------  -------  -------
Nine months ended March 31, 2000:
   Business loans................... $   101  $    --  $    -- $    --  $    --  $    --  $    -- $ 2,441  $    --  $   259  $ 2,801
   Home equity loans................      --       --      363     106    2,189      165       --   1,123       --       --    3,946
                                     -------  -------  ------- -------  -------  -------  ------- -------  -------  -------  -------
      Total......................... $   101  $    --  $   363 $   106  $ 2,189  $   165  $    -- $ 3,564  $    --  $   259  $ 6,747
                                     =======  =======  ======= =======  =======  =======  ======= =======  =======  =======  =======
   Number of loans repurchased......       1       --        3       1       14        1       --      35       --        1       56
Year ended June 30, 1999:
   Business loans................... $    --  $    --  $    -- $    --  $    --  $    23  $    -- $    51  $    --  $    --  $    74
   Home equity loans................      --       35       15     311       --      277      265     344       --       25    1,272
                                     -------  -------  ------- -------  -------  -------  ------- -------  -------  -------  -------
     Total.......................... $    --  $    35  $    15 $   311  $    --  $   300  $   265 $   395  $    --  $    25  $ 1,346
                                     =======  =======  ======= =======  =======  =======  ======= =======  =======  =======  =======
   Number of loans repurchased......      --        1        1       2       --        4        4       6       --        1       19
Year ended June 30, 1998:
   Business loans................... $    --  $    --  $    -- $    --  $    --  $    --  $    -- $    33  $   264  $    --  $   297
   Home equity loans................      --       --       --      --       --       --       --      57      144       --      201
                                     -------  -------  ------- -------  -------  -------  ------- -------  -------  -------  -------
     Total.......................... $    --  $    --  $    -- $    --  $    --  $    --  $    -- $    90  $   408  $    --  $   498
                                     =======  =======  ======= =======  =======  =======  ======= =======  =======  =======  =======
   Number of loans repurchased......      --       --       --      --       --       --       --       2        2       --        4
Year ended June 30, 1997:
   Business loans................... $    --  $    --  $    -- $    --  $    --  $    --  $    -- $    --  $    --  $    74  $    74
   Home equity loans................      --       --       --      --       --       --       --      --       --       94       94
                                     -------  -------  ------- -------  -------  -------  ------- -------  -------  -------  -------
     Total.......................... $    --  $    --  $    -- $    --  $    --  $    --  $    -- $    --  $    --  $   168  $   168
                                     =======  =======  ======= =======  =======  =======  ======= =======  =======  =======  =======
   Number of loans repurchased......      --       --       --      --       --       --       --      --       --        2        2

         The provision for credit losses for the nine months ended March 31, 2000 increased $0.3 million, or 39.6%, to $1.0 million as compared to $0.7 million for the nine months ended March 31, 1999. The increase in the provision for the nine-month period was primarily due to recording charge-offs of delinquent leases in the second quarter of fiscal 2000.

         An allowance for credit losses for available for sale loans and leases is maintained primarily to account for loans and leases that are delinquent and are expected to be ineligible for sale into a future securitization. The allowance is calculated based upon management's estimate of the expected collectibility of loans and leases outstanding based upon a variety of factors, including but not limited to, periodic analysis of the available for sale loans and leases, economic conditions and trends, historical credit loss experience, borrowers ability to repay, and collateral considerations. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required. The allowance for credit losses was $0.5 million at March 31, 2000 compared to $0.7 million at June 30, 1999. The changes in the allowance for credit losses are due primarily to the write off of $1.0 million of equipment lease receivables in fiscal 2000.

         The following table summarizes the changes in the allowance for credit losses by loan and lease type for the three and nine-month periods ended March 31, 2000 (in thousands):


                                             Business        Home
                                              Purpose       Equity       Equipment
Three Months Ended March 31, 2000              Loans         Loans         Leases         Total
---------------------------------            --------      ---------     ---------      --------
Balance at beginning of period...........    $     23      $    160      $    156       $    339
Provision for credit losses..............         108           (12)          235            331
(Charge-offs) recoveries, net............         (86)           --          (115)          (201)
                                             --------      --------      --------       --------
Balance at end of period.................    $     45      $    148      $    276       $    469
                                             ========      ========      ========       ========


                                             Business        Home
                                              Purpose       Equity       Equipment
Nine Months Ended March 31, 2000               Loans         Loans         Leases         Total
--------------------------------             --------      ---------     ---------      --------
Balance at beginning of period...........    $     26      $    243      $    433       $    702
Provision for credit losses..............         192            (1)          849          1,040
(Charge-offs) recoveries, net............        (173)          (94)       (1,006)        (1,273)
                                             --------      --------      --------       --------
Balance at end of period.................    $     45      $    148      $    276       $    469
                                             ========      ========      ========       ========


         Employee Related Costs. For the third quarter of fiscal 2000, employee related costs increased $1.6 million, to $2.8 million, from $1.2 million in the third quarter of fiscal 1999. For the nine months ended March 31, 2000, employee related costs increased $3.6 million, to $7.3 million from $3.7 million for the nine months ended March 31, 1999. These increases were primarily attributable to an increase in the number of staff in the marketing, loan servicing and other business support areas to support the growth in loan originations and total managed portfolio.

         Sales and Marketing Expenses. For the third quarter of fiscal 2000, sales and marketing expenses increased $0.3 million, or 4.3%, to $6.1 million from $5.8 million for the third quarter of fiscal 1999. For the nine months ended March 31, 2000, sales and marketing expenses increased $4.8 million, or 32.2%, to $19.9 million from $15.1 million for the nine months ended March 31, 1999. Expenses for direct mail advertising increased $3.9 million for the nine months ended March 31, 2000 compared to the prior year nine-month period due to increased use of targeted direct mail programs for our loan products. These targeted programs are considered to be more cost effective than the television and radio advertising campaigns utilized into the second quarter of fiscal 2000. Television and radio advertising costs decreased by $2.4 million in the first nine months of fiscal 2000 compared to the prior year nine-month period. In addition, we increased the use of newspaper and periodical advertising by $1.1 million to generate additional sales of our loan products and subordinated debt securities. The remaining increase in sales and marketing expense was due to increased expenditures on various Internet and short-term telemarketing programs undertaken by the loan origination operations and expenditures for various corporate communications and initiatives. Subject to market conditions, we plan to selectively increase the funding for advertising in markets where we believe we can generate significant additional increases in loan originations and sales of subordinated debt securities.

         General and Administrative Expenses. For the third quarter of fiscal 2000, general and administrative expenses increased $4.5 million, or 116.0%, to $8.3 million from $3.8 million for the third quarter of fiscal 1999. For the nine months ended March 31, 2000, general and administrative expenses increased $9.1 million, or 91.3%, to $19.0 million from $9.9 million for the nine months ended March 31, 1999. The increases were primarily attributable to increases in rent, telephone, office supplies and equipment, expenses associated with real estate owned, professional fees, investments in systems and technology and other expenses incurred as a result of the previously discussed growth in loan originations, the volume of total loans and leases managed during fiscal 2000 and the continued building of support area infrastructure and Internet capabilities.

Year Ended June 30, 1999 Compared to Year Ended June 30, 1998



                                                     Year Ended June 30,           Percentage Change
                                          ------------------------------------------------------------
                                              1999        1998         1997        `99/98      `98/97
                                          -----------  ----------   ----------     -------     -------
Total revenues.......................     $    86,424  $   59,335   $   25,962       45.7%      128.5%
Total expenses.......................          64,573      41,445       16,960       55.8%      144.4%
Net income...........................          14,088      11,455        5,940       23.0%       92.8%
Return on average equity.............          28.10%      31.10%       33.65%
Return on average assets.............           4.56%       6.93%        7.87%
Earnings per share:
  Basic..............................     $      3.83  $     3.10   $     2.03       23.5%       52.7%
  Diluted............................            3.72        2.98         1.95       24.8%       52.8%
Dividends declared per share.........           0.165        0.06         0.06


         Total Revenues. Total revenues increased $27.1 million, or 45.7%, to $86.4 million for the year ended June 30, 1999 from $59.3 million for the year ended June 30, 1998. The increase was primarily attributable to increases in gains on sale of loans and leases through securitizations, increases in interest accretion on interest-only strips and servicing income.

         Gain on Sale of Loans and Leases. For the year ended June 30, 1999, gains of $64.5 million were recorded on the securitization of $777.5 million of loans and leases. This is an increase of $23.7 million, or 58.1%, over gains of $40.8 million recorded on securitizations of $384.7 million of loans and leases for the year ended June 30, 1999.


         The following table summarizes the volume of loan and lease securitizations by type of loan securitized for the years ended June 30, 1999, 1998 and 1997 (in millions):

                                                 Year Ended June 30,
                                      ---------------------------------------
                                          2000          1999          2000
                                      -----------   -----------   -----------
Business loans.....................   $      71.9   $      54.1   $      38.1
Home equity loans..................         613.0         270.9          76.9
Equipment leases...................          92.6          59.7            --
                                      -----------   -----------   -----------
    Total..........................   $     777.5   $     384.7   $     115.0
                                      ===========   ===========   ===========

         The increase in securitization gains for fiscal 1999 was primarily due to the higher volume of loans securitized as reflected in the table above. The securitization gain as a percentage of loans securitized, 9.1% for fiscal 1999, was down from 12.3% on loans securitized for fiscal 1998. Including leases securitized, the gain percentages on loans and leases securitized for the fiscal years ended June 30, 1999 and 1998 were 8.3% and 10.6%, respectively. The decrease in the gain percentage on loans securitized for fiscal 1999 was primarily due to a reduction in the spread between the average coupon on loans securitized and the pass-through rate paid to investors, a lower percentage of business loans securitized for fiscal 1999, and the impact of the January 1, 1999 adoption of SFAS No. 134. For fiscal 1999, business loans securitized, which have a higher coupon than home equity loans, represented 10.5% of total loans securitized, compared to 16.6% of total loans securitized for fiscal 1998. The lower percentage of business loans securitized resulted in a reduced value of the interest-only strips generated from the pool of securitized loans. See "Securitization Accounting Considerations" for more detail on average coupons on loans securitized and pass-through rates paid to investors. The impact of SFAS No. 134 is discussed below.

         The unfavorable impacts of the reduction in spread for fiscal 1999, a lower percentage of business loans securitized for fiscal 1999, and the impact SFAS No. 134 were partially offset by a reduction in the annual prepayment rate assumption on business loans and an increase in the length of the prepayment ramp period for home equity loans. Due to increases in the volume of loans originated with prepayment fees, we have reduced the annual prepayment rate assumption on business loans and lengthened the prepayment ramp period for home equity loans for mortgage loan securitizations beginning with the 1999-1 securitization. Reducing the annual prepayment assumption and lengthening the prepayment ramp period is supported by our experience with loans having prepayment fees, as discussed below, that fewer borrowers will prepay, and those prepaying will do so more slowly. The percentage of home equity loans containing prepayment fees increased from less than 50% of loans originated to over 85% over the nine-month period ending October 31, 1998. As a result of this increase in the percentage of loans originated having prepayment fees, we have lengthened the prepayment ramp period on home equity loans from 12 to 18 months beginning with the 1999-1 mortgage loan securitization. This increase in the length of the prepayment ramp period for home equity loans was supported by actual cumulative prepayment experience through March 31, 1999, which demonstrated that only 25% of home equity loans having prepayment fees were actually prepaid by the borrowers, while 47% of home equity loans without prepayment fees were prepaid. This cumulative historical performance demonstrates that it is nearly twice as likely that a loan without a prepayment fee will be prepaid. See "Securitization Accounting Considerations" for a comparison of the prepayment assumptions used in our valuation of interest-only strips and servicing rights to actual historical experience.

         SFAS 134 requires that, after the securitization of a mortgage loan held for sale, an entity classify the resulting mortgage-backed security or other retained interests based on its ability and intent to hold or sell those investments. In accordance with the provisions of SFAS No. 134, as of January 1, 1999, we reclassified our interest-only strips from trading securities to available for sale securities. As available for sale securities, the difference on the date of securitization between the fair value of an interest-only strip and its allocated cost is recorded in stockholders' equity and reported as a component of comprehensive income. Fair value adjustments of $5.8 million pre-tax were recorded as a component of comprehensive income in the third and fourth quarters of fiscal 1999. In fiscal 1998, which was prior to the adoption of SFAS No. 134 and the resulting reclassification from trading securities to available for sale securities, all differences on the date of securitization between fair value and allocated cost of interest-only strips were recognized in securitization gains. The adoption of SFAS No. 134 did not have a material effect on our financial condition.

         Gain on sale of loans and leases securitized represents the difference between the net proceeds received, and the allocated cost of loans and leases securitized. The allocated cost of the loans and leases securitized is determined by allocating their net carrying value between the loans and leases securitized, the retained interest-only strips in the securitization and the mortgage servicing rights retained, based upon their relative fair values. The calculation of the fair value of the interest-only strips is based upon the present value of the future expected excess cash flows and utilizes assumptions made by management at the time loans and leases are sold. Assumptions used in the estimation of the fair value of interest-only strips include the discount rate used to calculate present value and the rates of prepayment and default on the pool of loans. See "Securitization Accounting Considerations" and "Interest Rate Risk Management" for more information regarding these assumptions.

         The following schedule details loan and lease originations during the fiscal years ended June 30, 1999, 1998 and 1997 (in thousands):

                                                 Year Ended June 30,
                                      ---------------------------------------
                                          1999          1998          1997
                                      -----------   -----------   -----------
Business Purpose Loans.............   $    64,818   $    52,335   $    38,721
Home Equity Loans..................       701,339       361,760        91,819
Equipment Leases...................        96,289        70,480         8,004
                                      -----------   -----------   -----------
    Total..........................   $   862,446   $   484,575   $   138,544
                                      ===========   ===========   ===========

         Interest and Fee Income. Interest and fee income was $16.6 million for the year ended June 30, 1999, a decrease of $0.8 million, or 4.8% from the year ended June 30, 1998. Interest and fee income consists primarily of income earned on available for sale loans and leases, premiums earned on whole loan sales and other ancillary fees collected in connection with loan and lease originations.

         Interest income decreased $3.1 million, or 29.5%, to $7.4 million for the year ended June 30, 1999 as compared to $10.5 million for the year ended June 30, 1998. This decrease was primarily attributable to a reduction in the duration of time available for sale loans accrued interest income prior to securitization and a reduction in the average coupon earned on loans and leases originated, from 11.63% in fiscal 1998 to 11.30% in fiscal 1999. The decline in the average coupon in fiscal 1999 primarily resulted from competitive pricing in the home equity lending market.

         Fee income increased $2.3 million, or 34.2%, to $9.2 million for the year ended June 30, 1999 from $6.9 million for the year ended June 30, 1998. The increase in fee income was due to an increase in ancillary fees earned in connection with increased originations. An increase in loan and lease origination related fees, which are primarily comprised of application fees and other fees collected in connection with the loan and lease approval and closing process, of $2.8 million was partially offset by a decrease in premiums on whole loan sales.

         Premiums on whole loan sales decreased 15.7% to $2.3 million for the fiscal year ended June 30, 1999 from $2.7 million for fiscal year ended June 30, 1998. The decrease in premiums on whole loan sales for the year ended June 30, 1999 was due to a decrease in the average premium earned on whole loan sales. For fiscal 1998, the average premium earned on whole loan sales was 5.2% compared to 2.2% in fiscal 1999. The decrease was due to general market corrections in the whole loan sale market where purchasers of whole loans were no longer willing to pay the level of premiums previously earned. The decrease in the average premium earned was partially offset by a 105.0% increase in the volume of whole loan sales in fiscal 1999 to $105.8 million from $51.6 million during fiscal 1998.


         Interest Accretion on Interest-only Strips. Interest accretion represents the interest component of cash flows received on interest-only strips. Interest accretion of $2.0 million was recorded for the year ended June 30, 1999 compared to $0.5 for the year ended June 30, 1998. The increase in interest accretion reflects the growth in the average balance of interest-only strips of 111.4%, or $135.5 million for the year ending June 30, 1999 from $64.1 million for the year ending June 30, 1998 and growth in cash flow received on interest-only strips. Cash flows received on interest-only strips was $32.9 million for the year ended June 30, 1999, compared to $13.4 million for the year ended June 30, 1998. Because of the cash flow performance of the interest-only strips, we began to recognize greater amounts of accretion in the fourth quarter of fiscal 1999. See "March 31, 2000 Compared to March 31, 1999" for further explanation of the increase in the amounts of accretion recognized in the fourth quarter of fiscal 1999.

         Servicing Income. Servicing income is comprised of contractual and ancillary fees collected on securitized loans and leases, less amortization of the servicing rights recorded at the time the loans and leases are securitized. Servicing income increased $2.8 million, or 597.7%, to $3.3 million for the year ended June 30, 1999, from $0.5 million for the year ended June 30, 1998. This increase resulted from the higher average total managed portfolio, which was $915.8 million during the year ended June 30, 1999 compared to $368.0 million during the year ended June 30, 1998, an increase of 148.9%. As a percentage of the average managed portfolio, servicing income increased to 0.36% for the year ended June 30, 1999, from 0.13% for the year ended June 30, 1998, as a result of the increase in the origination of loans with prepayment fees and the collection of other ancillary fees. The origination of loans with prepayment fees increases our servicing income in two ways. Prepayment fees reduce the likelihood of borrowers prepaying their loans. This results in prolonging the period these loans are outstanding which increases the contractual servicing fees collected over the life of the loans. Additionally, the terms of our servicing agreements with securitization trusts allow us to retain prepayment fees collected from borrowers as part of our compensation for servicing loans. As a result, if a borrower does prepay a loan, we are compensated for the loss of the remaining contractual servicing fees that would have been collected over the remaining term of the loan by receiving a lump sum fee at the time the prepayment occurs.

         The following table summarizes the components of servicing income for the years ended June 30, 1999, 1998 and 1997 (in millions):

                                                      Year Ended June 30,
                                               --------------------------------
                                                1999          1998        1997
                                               ------        ------      ------
Contractual and ancillary fees.............    $  8.9        $  2.2      $  0.8
Amortization of servicing rights...........       5.6           1.7         0.5
                                               ------        ------      ------
Net servicing income.......................    $  3.3        $  0.5      $  0.3
                                               ======        ======      ======

         Total Expenses. Total expenses increased $23.1 million, or 55.8%, to $64.6 million for the year ended June 30, 1999, from $41.4 million for the year ended June 30, 1998. As described in more detail below, this increase was primarily a result of higher interest expense attributable to sales of subordinated debt securities and borrowings used to fund loan and lease originations and increases in sales and marketing, and general and administrative expenses. These increases related to the growth in loan and lease originations, the growth in the total managed portfolio and the continued building of support area infrastructure to support the increases in originated and managed portfolios.

         Interest Expense. Interest expense increased $9.2 million, or 70.0%, to $22.4 million for the year ended June 30, 1999 from $13.2 million for the year ended June 30, 1998. The increase was attributable to an increase in the amount of subordinated debt outstanding during fiscal 1999, the proceeds of which were used to fund operating activities, repayments of maturing subordinated debt and investments in operations required to position us for future growth, and the interest costs related to greater utilization of warehouse and credit line facilities to fund loan and lease originations. Average subordinated debt outstanding during the year ended June 30, 1999 was $156.6 million compared to $85.8 million during the year ended June 30, 1998. Average interest rates paid on outstanding subordinated debt increased to 9.32% for the year ended June 30, 1999 from 9.23% for the year ended June 30, 1998 due to increases in the rates offered on subordinated debt in order to respond to general increases in market rates and to attract additional funds. The average outstanding balances under warehouse and other credit lines were $102.6 million during the year ended June 30, 1999, compared to $57.6 million during the year ended June 30, 1998.

         Provision for Credit Losses. The provision for credit losses for fiscal 1999 was $0.9 million, compared to $0.5 million for fiscal 1998. An allowance for credit losses for available for sale loans and leases is maintained primarily to account for loans and leases that are delinquent and are expected to be ineligible for sale into a future securitization. The allowance is calculated based upon management's estimate of the expected collectibility of loans and leases outstanding based upon a variety of factors, including but not limited to, periodic analysis of the available for sale loans and leases, economic conditions and trends, historical credit loss experience, borrowers ability to repay and collateral considerations. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required. The allowance for credit losses was $0.7 million at June 30, 1999 as compared to $0.9 million at June 30, 1998.

         The following table summarizes changes in the allowance for credit losses for the fiscal years ended June 30, 1999, 1998 and 1997 (in thousands):

                                                       Year Ended June 30,
                                               --------------------------------
                                                  1999        1998       1997
                                               ---------    -------    --------
Balance at beginning of period..............   $     881    $   338    $    330
Acquired through acquisition................          --        719          --
Provision for credit losses.................         928        491         106
Charge-offs, net of recoveries..............      (1,107)      (667)        (98)
                                               ---------    -------    --------
Balance at end of period....................   $     702    $   881    $    338
                                               =========    =======    ========

         The following table summarizes the changes in the allowance for credit losses by loan and lease type for the fiscal year ended June 30, 1999 (in thousands).

                                     Business     Home
                                      Purpose    Equity    Equipment
                                       Loans      Loans      Leases      Total
                                      --------   -------   ---------   ---------
Balance at beginning of period....... $    49    $  433    $    399    $    881
Provision for credit losses..........     278       296         354         928
(Charge-offs) recoveries, net........    (301)     (486)       (320)     (1,107)
                                      -------    ------    --------    --------
Balance at end of period............. $    26    $  243    $    433    $    702
                                      =======    ======    ========    ========

         Net charge-offs increased $0.4 million in fiscal 1999 primarily due to the growth in the total managed portfolio which increased 110.4% from $559.4 million as of June 30, 1998 to $1.2 billion as of June 30, 1999. Net charge-offs as a percentage of the total managed portfolio were 0.12% in fiscal 1999, equal to the percentage in fiscal 1998. The increase in losses recorded on our books related to loans repurchased from our securitization trusts. While we are under no obligation to do so, at times we purchase foreclosed and delinquent loans for ease of administration and to maximize the economic recovery. The related charge-offs on these loans are provided for in our provision for credit losses in the period of charge-off.

         Employee Related Costs. Employee related costs increased $0.3 million, or 5.7% to $5.3 million for the year ended June 30, 1999 from $5.0 million for the year ended June 30, 1998. The increase was primarily the result of additions to staff in support of the increased marketing efforts, loan and lease originations and servicing activities. The number of employees at June 30, 1999, 1998 and 1997 were 894, 638 and 250, respectively. Management anticipates that these expenses will continue to increase in the future as our expansion continues and loan and lease originations continue to increase.

         Sales and Marketing Expenses. Sales and marketing expenses increased $7.7 million, or 54.2%, to $21.9 million for the year ended June 30, 1999 from $14.2 million for the year-end June 30, 1998. The increases were primarily attributable to targeted television and radio advertising related to home equity loans and advertising costs resulting from increased newspaper and direct mail advertising related to sales of subordinated debt and loan products. During fiscal 1999, targeted television advertising was intensified in Chicago, Florida and Georgia. Subject to market conditions, we plan to continue to expand our service area throughout the United States. As a result, it is anticipated that sales and marketing expenses will continue to increase in the future.

         General and Administrative Expenses. General and administrative expenses increased $5.5 million, or 64.7%, to $14.0 million for the year ended June 30, 1999 from $8.5 million for the year ended June 30, 1998. The increase was primarily attributable to increases in rent, telephone, office expenses, professional fees and other expenses incurred as a result of previously discussed increases in loan and lease originations and in the volume of total loans and leases managed during fiscal 1999 and the continued building of support area infrastructure to support the increases in originations and the total managed portfolio.

         Income Taxes. Income taxes increased $1.4 million, or 20.6%, to $7.8 million for the year ended June 30, 1999 from $6.4 million for the year ended June 30, 1998 due to an increase in income before income taxes. The effective tax rate for the year ended June 30, 1999 was 35.5%, compared to 36% for the year ended June 30, 1998.

Year Ended June 30, 1998 Compared to Year Ended June 30, 1997

         Total Revenues. Total revenues increased $33.4 million, or 128.5%, to $59.3 million for the year ended June 30, 1998 from $26.0 million for the year ended June 30, 1997. The increase was attributable to increases in gain on sale of loans and leases through securitizations and interest and fee income and servicing income.

         Gain on Sale of Loans and Leases. Gain on sale of loans and leases increased $20.8 million, or 104.5%, to $40.8 million for the year ended June 30, 1998 from $19.9 million for the year ended June 30, 1997. The increase was the result of selling $384.7 million of loans and leases through securitizations, including sales of $54.1 million of business purpose loans, $270.9 million of home equity loans and $59.7 million of equipment leases in fiscal 1998, compared to the sale of $38.1 million of business purpose loans and $76.9 million of home equity loans in fiscal 1997. There were no sales of leases through securitization during the year ended June 30, 1997.

         Interest and Fee Income. Interest and fee income increased $11.8 million, or 210.7%, to $17.4 million for the year ended June 30, 1998, from $5.6 million for the year ended June 30, 1997. The increase was primarily due to increases in the volume of loans and leases originated and held as available for sale prior to securitization and an increase in fee income as a result of an increase in premiums on whole loan sales and other fees earned in connection with loan and lease originations. The volume of whole loan sales was $51.6 million for fiscal 1998, compared to $3.8 million in fiscal 1997.

         Servicing Income. Servicing income increased $0.2 million, or 68.2%, to $0.5 million for the year ended June 30, 1998 from $0.3 million for the year ended June 30, 1997 as a result of an increase in the average managed portfolio to $368.0 million during the year ended June 30, 1998 from $118.3 million during the year ended June 30, 1997.

         Total Expenses. Total expenses increased $24.5 million, or 144.4%, to $41.4 million for the year ended June 30, 1998 from $17.0 million for the year ended June 30, 1997. This increase was related to the increase in loan and lease originations, costs associated with a larger managed portfolio of loans and leases, geographic expansion of our market and the October 1, 1997 acquisition and operation of New Jersey Mortgage and Investment Corp. and subsidiaries.

         Interest Expense. Interest expense increased $8.0 million, or 153.8%, to $13.2 million for the year ended June 30, 1998 from $5.2 million for the year ended June 30, 1997. The increase was attributable to increases in the amount of subordinated debt outstanding, greater utilization of warehouse lines of credit to fund loans and leases and debt assumed and incurred in connection with the acquisition of New Jersey Mortgage. Average subordinated debt outstanding was $85.8 million during the year ended June 30, 1998 compared to $44.4 million during the year ended June 30, 1997.

         Average interest rates paid on the subordinated debt increased to 9.23% for the year ended June 30, 1998 from 8.99% for the year ended June 30, 1997 due to increases in the rates offered on subordinated debt in order to attract additional funds and higher rates paid on subordinated debt assumed in the acquisition of New Jersey Mortgage. Interest expense on lines of credit was $4.2 million for the year ended June 30, 1998 compared to $0.5 million for the year ended June 30, 1997 due to the increase in warehouse lines to fund loan and lease originations. In addition, approximately $14.5 million of debt was assumed in the acquisition of New Jersey Mortgage resulting in approximately $1.1 million of additional interest expense for the year ended June 30, 1998.

         Provision for Credit Losses. The provision for credit losses increased by $0.4 million to $0.5 million for the year ended June 30, 1998 from $0.1 million for the year ended June 30, 1997. The increase was primarily due to a $0.4 million increase in charge-offs on equipment leases.

         Employee Related Costs. Employee related costs increased $3.4 million, or 212.5% to $5.0 million for the year ended June 30, 1998 from $1.6 million for the year ended June 30, 1997. The increase was primarily the result of additional staff needed to support the increased marketing efforts, loan and lease originations and servicing activities and the addition of personnel related to the acquisition of New Jersey Mortgage.

         Sales and Marketing Expenses. Sales and marketing expenses increased $7.2 million, or 102.9%, to $14.2 million for the year ended June 30, 1998 from $7.0 million for the year-end June 30, 1997. The increase was attributable to greater usage of newspaper, direct mail and television advertising relating to originations of home equity loans and sales of subordinated debt securities.

         General and Administrative Expenses. General and administrative expenses increased $5.4 million, or 174.4%, to $8.5 million for the year ended June 30, 1998 from $3.1 million for the year ended June 30, 1997. The increase was attributable to increases in rent, telephone, office expenses, professional fees and other expenses incurred as a result of previously discussed increases in loan and lease originations, servicing and branch operations experienced during the year ended June 30, 1998. In addition, goodwill recorded from the acquisition of New Jersey Mortgage was amortized on the straight-line method over fifteen years resulting in a charge of $0.8 million for the year ended June 30, 1998.

         Income Taxes. Income taxes increased $3.3 million, or 106.5%, to $6.4 million for the year ended June 30, 1998 from $3.1 million for the year ended June 30, 1997 due to an increase in income before income taxes and an increase in the effective tax rate from 34% for the year ended June 30, 1997 to 36% for the year ended June 30, 1998.

Financial Condition

                            Balance Sheet Information
                      (in thousands, except per share data)

                                                                   March 31,               June 30,
                                                                 -----------     ---------------------------
                                                                     2000            1999            1998
                                                                 -----------     -----------      ----------
Cash and cash equivalents...................................     $    45,399     $    22,395      $    4,486
Loan and lease receivables, net:
   Available for sale.......................................          33,259          33,776          62,382
   Other....................................................          10,819           6,863           4,096
Interest-only strips........................................         258,772         178,218          95,913
Receivable for sold loans and leases........................          62,651          66,086           2,377
Servicing rights............................................          66,081          43,210          18,472
Total assets................................................         533,757         396,301         226,551

Subordinated debt...........................................         329,038         211,652         112,182
Warehouse lines and other notes payable.....................          57,302          58,691          32,403
Total liabilities...........................................         467,265         338,055         183,809
Total stockholders' equity..................................          66,492          58,246          42,742

Book value per common share.................................           19.62           16.24           11.55
Debt to tangible equity(a)(d)...............................           9.16x           7.83x           6.94x
Adjusted debt to tangible equity (b)(d).....................           7.01x           7.01x           5.32x
Subordinated debt to tangible equity(d).....................            6.4x            4.9x            4.2x
Interest-only strips to adjusted tangible equity (c)(d).....            2.6x            2.5x            2.2x

-----------------------------
(a)  Total liabilities to tangible equity.
(b)  Total liabilities less cash and secured borrowings to tangible equity.
(c) Interest-only strips less overcollateralization interests to tangible equity plus subordinated debt with a remaining maturity greater than 5 years.
(d)  Tangible equity is calculated as total stockholders' equity less goodwill.

March 31, 2000 Compared to June 30, 1999

         Total assets increased $137.5 million, or 34.7%, to $533.8 million at March 31, 2000 from $396.3 million at June 30, 1999 primarily due to increases in cash, interest-only strips and servicing rights.

         Cash increased $23.0 million, or 102.7%, to $45.4 million from $22.4 million due to an increase in sales of subordinated debt during the third quarter of fiscal 2000.


         Interest-only strips created in connection with securitizations, increased $80.6 million, or 45.2%, to $258.8 million at March 31, 2000 from $178.2 million at June 30, 1999. We completed $711.0 million in loan securitizations during fiscal 2000, resulting in the recording of $81.9 million of interest-only strips. In addition, for the first nine months of fiscal 2000, interest accretion was $11.9 million and increases in the fair value of interest-only strips reported in comprehensive income were $0.5 million. These increases were partially offset by cash flow of $34.5 million received during the nine-month period from securitization trusts. Cash receipts on interest-only strips include purchases of additional overcollateralization of $28.1 million for the nine months ended March 31, 2000. Purchases of additional overcollateralization include $7.3 million paid to meet the initial overcollateralization requirements of securitizations closed during the nine months ended March 31, 2000 and $20.7 million withheld from excess cash flows by securitization trusts to fund final target overcollateralization levels. Total overcollateralization balances included in interest-only strips were $69.6 million at March 31, 2000.

         The following table summarizes the purchases of overcollateralization by trust for the nine months ended March 31, 2000 and years ended June 30, 1999 and 1998. See "Securitization Accounting Considerations" for a discussion of overcollateralization requirements.

     Summary of Mortgage Loan Securitization Overcollateralization Purchases
                                ($ in thousands)

                                    Off-Balance
                                      Sheet
                                     Facility   2000-1    1999-4    1999-3   1999-2   1999-1   1998-4    1998-3   1998-2     1998-1
                                     --------   ------    ------    ------   ------   ------   ------    ------   ------     ------
Nine months ended March 31, 2000
Initial overcollateralization ..     $ 1,133   $ 1,776   $ 2,222   $ 2,211
Required purchased of additional
   overcollateralization .......                    --     2,105     3,326    5,689    5,319    1,348    2,923
                                     -------   -------   -------   -------  -------  -------  -------  -------   -------    -------
   Total .......................     $ 1,133   $ 1,776   $ 4,327   $ 5,537  $ 5,689  $ 5,319  $ 1,348  $ 2,923        --         --
                                     =======   =======   =======   =======  =======  =======  =======  =======   =======    =======
Year ended June 30, 1999:
Initial overcollateralization ..                                            $ 1,100  $   925  $   800  $ 2,000
Required purchases of additional
   overcollateralization .......                                                       1,724    1,852    5,076     4,307      2,267
                                     -------   -------   -------   -------  -------  -------  -------  -------   -------    -------
   Total .......................          --        --        --        --  $ 1,100  $ 2,649  $ 2,652  $ 7,076   $ 4,307    $ 2,267
                                     =======   =======   =======   =======  =======  =======  =======  =======   =======    =======
Year ended June 30, 1998:
Initial overcollateralization ..                                                                                 $ 1,801   $ 1,575
Required purchases of additional
   overcollateralization .......                                                                                       3     1,938
                                     -------   -------   -------   -------  -------  -------  -------  -------   -------    -------
   Total .......................          --        --        --        --       --       --       --       --   $ 1,804   $ 3,513
                                     =======   =======   =======   =======  =======  =======  =======  =======   =======    =======

[RESTUBBED]


                                         1997-2   1997-1  1996-2    1996-1    Total
                                         ------   ------  ------    ------    -----
Nine months ended March 31, 2000
Initial overcollateralization ..                                             $ 7,342
Required purchased of additional
   overcollateralization .......                                             $20,710
                                        -------   ------  ------     -----   -------
   Total .......................             --       --      --       --    $28,052
                                        =======   ======  ======     =====   =======
Year ended June 30, 1999:
Initial overcollateralization ..                                             $ 4,825
Required purchases of additional
   overcollateralization .......         1,456                               $16,682
                                        -------   ------  ------     -----   -------
   Total .......................       $ 1,456        --      --       --    $21,507
                                        =======   ======  ======     =====   =======
Year ended June 30, 1998:
Initial overcollateralization ..       $ 2,000                               $ 5,376
Required purchases of additional
   overcollateralization .......         3,544     2,972    1,334       170  $ 9,961
                                        -------   ------  ------     -----   -------
   Total .......................       $ 5,544   $ 2,972  $ 1,334     $ 170  $15,337
                                        =======   ======  ======     =====   =======

         Servicing rights increased $22.9 million, or 52.9%, to $66.1 million from $43.2 million at June 30, 1999, due to the recording of $31.4 million of mortgage servicing rights obtained in connection with loan securitizations, partially offset by amortization of servicing rights of $8.6 million for the nine months ended March 31, 2000.

         Total liabilities increased $129.2 million, or 38.2%, to $467.3 million from $338.1 million at June 30, 1999 due primarily to an increase in subordinated debt outstanding. For the first nine months of fiscal 2000 subordinated debt increased $117.4 million, or 55.5%, to $329.0 million due to sales of subordinated debt used to fund loan originations, operating activities, repayments of maturing subordinated debt and investments in systems and technology. Subordinated debt was 6.4 times tangible equity at March 31, 2000, compared to 4.9 times as of June 30, 1999. See "Liquidity and Capital Resources" for further detail.

June 30, 1999 Compared to June 30, 1998

         Total assets increased $169.7 million, or 74.9%, to $396.3 million at June 30, 1999 from $226.6 million at June 30, 1998 due primarily to increases in interest-only strips and other receivables, cash and cash equivalents and servicing rights.

         Cash and cash equivalents increased $17.9 million, or 399.2% to $22.4 at June 30, 1999 from $4.5 million at June 30, 1998 primarily due to receipts from sales of subordinated debt securities.

         Interest-only strips increased $82.3 million, or 85.8%, to $178.2 million at June 30, 1999 from $95.9 million at June 30, 1998. During fiscal 1999, $777.6 million in loan and lease securitizations were completed resulting in the recognition of $93.2 million of interest-only strips. During fiscal 1999, $2.0 million of interest accretion and increases in the fair value of interest-only strips of $3.4 million were recorded. These increases were partially offset by cash flow of $32.9 million received during fiscal 1999 from securitization trusts. Cash receipts on interest-only strips include required purchases of overcollateralization of $21.5 million. Purchases of additional overcollateralization include $4.8 million paid to meet the initial overcollateralization requirements of securitizations closed during fiscal 1999 and $16.7 million withheld from excess cash flows by securitization trusts to fund final target overcollateralization levels.

         Servicing rights increased $24.7 million, or 133.9%, to $43.2 million at June 30, 1999 from $18.5 million at June 30, 1998 due primarily to the recording of $30.3 million of servicing rights obtained in connection with loan and lease securitizations, partially offset by amortization of servicing rights.

         Loan and lease receivables - available for sale decreased $28.6 million, or 45.9%, at June 30, 1999, primarily due to the timing and size of fourth quarter fiscal 1999 securitizations. Mortgage loans securitized in the fourth quarter of fiscal 1999 were $220.0 million compared to $120.0 million in the fourth quarter of fiscal 1998.

         Total liabilities increased $154.3 million, or 83.9%, to $338.1 million at June 30, 1999 from $183.8 million at June 30, 1998 due primarily to increases in subordinated debt and notes payable. The increase in subordinated debt and notes payable of $125.7 million, or 87.0%, was primarily attributable to $101.2 million of net sales of subordinated debt securities. Subordinated debt in the amount of $212.9 million was outstanding at June 30, 1999. Additional borrowings of $51.5 million, net of repayments, were obtained under warehouse and line of credit facilities to fund lending and leasing activities. See "Liquidity and Capital Resources" for further detail.

         Accounts payable and accrued expenses increased $11.3 million, or 72.4%, to $26.8 million at June 30, 1999 from $15.6 million at June 30, 1998 due to growth in lending and leasing activities resulting in larger accruals for interest expense and other operating expenses. Deferred income taxes increased $5.7 million, or 52.8%, to $16.6 million at June 30, 1999 from $10.9 million at June 30, 1998 due to timing differences in recognition of income from securitizations.

Managed Portfolio Quality

         The following table provides data concerning delinquency experience, real estate owned and loss experience for the loan and lease portfolio serviced (dollars in thousands):

                                      March 31                                June 30,
                                -------------------   ----------------------------------------------------------
                                    2000                  1999                1998               1997
                                ----------     ----   ----------    ----    --------   ----    --------     ----
     Delinquency by Type           Amount        %       Amount      %       Amount      %      Amount       %
------------------------------  ----------     ----   ----------    ----    --------   ----    --------     ----
Business Purpose Loans
Total managed portfolio .....   $  205,590            $  148,932            $101,250           $ 68,979
                                ==========            ==========            ========           ========
Period of delinquency:
  31-60 days ................   $    1,302      .63%  $    1,506    1.01%   $  1,236   1.22%   $  1,879     2.72%
  61-90 days ................          990      .48          475     .32         928    .92         462      .67
  Over 90 days ..............       10,903     5.30        8,612    5.78       3,562   3.52         718     1.04
                                ----------     ----   ----------    ----    --------   ----    --------     ----
  Total delinquencies .......   $   13,195     6.41%  $   10,593    7.11%   $  5,726   5.66%   $  3,059     4.43%
                                ==========     ====   ==========    ====    ========   ====    ========     ====
REO .........................   $    2,314            $    2,881            $    611           $    605
                                ==========            ==========            ========           ========
Home Equity Loans
Total managed portfolio .....   $1,356,772            $  858,806            $349,685           $ 98,211
                                ==========            ==========            ========           ========
Period of delinquency:
  31-60 days ................   $    5,965      .44%  $    4,836     .56%   $  3,726   1.08%   $    262      .27%
  61-90 days ................        4,814      .35        4,149     .48       1,022    .30         341      .35
  Over 90 days ..............       28,068     2.07       15,346    1.79       3,541   1.02         115      .12
                                ----------     ----   ----------    ----    --------   ----    --------     ----
  Total delinquencies .......   $   38,847     2.86%  $   24,331    2.83%   $  8,289   2.40%   $    718      .73%
                                ==========     ====   ==========    ====    ========   ====    ========     ====
REO .........................   $   12,146            $    7,067            $    311           $     --
                                ==========            ==========            ========           ========
Equipment Leases
Total managed portfolio .....   $  134,854            $  169,180            $108,463           $  9,461
                                ==========            ==========            ========           ========
Period of delinquency:
  31-60 days ................   $      597      .44%  $      389     .23%   $  1,000    .92%   $     29      .31%
  61-90 days ................          524      .39          425     .25         320    .30          --       --
  Over 90 days ..............          885      .66        1,826    1.08       1,478   1.36           4      .04
                                ----------     ----   ----------    ----    --------   ----    --------     ----
  Total delinquencies .......   $    2,006     1.49%  $    2,640    1.56%   $  2,798   2.58%   $     33      .35%
                                ==========     ====   ==========    ====    ========   ====    ========     ====

          Combined
-----------------------------
Total managed portfolio .....   $1,697,216            $1,176,918            $559,398           $176,651
                                ==========            ==========            ========           ========
Period of delinquency:
  31-60 days ................   $    7,864      .46%  $    6,731     .57%   $  5,962   1.07%   $  2,170     1.23%
  61-90 days ................        6,328      .37        5,049     .43       2,270    .41         803      .45
  Over 90 days ..............       39,856     2.35       25,784    2.19       8,581   1.53         837      .47
                                ----------     ----   ----------    ----    --------   ----    --------     ----
  Total delinquencies .......   $   54,048     3.18%  $   37,564    3.19%   $ 16,813   3.01%   $  3,810     2.15%
                                ==========     ====   ==========    ====    ========   ====    ========     ====
REO .........................   $   14,460      .85%  $    9,948     .85%   $    922    .16%   $    605      .34%
                                ==========     ====   ==========    ====    ========   ====    ========     ====
Losses experienced during
  the period (a)(b) .........   $    3,303      .24%  $    1,137     .12%   $    667    .12%   $     98      .07%
                                ==========     ====   ==========    ====    ========   ====    ========     ====

------------------------------
(a)    Percentage based on average total managed portfolio.

(b) Losses recorded on our books for loans owned by us including loans repurchased from securitization trusts were $1.6 million ($1.3 million from charge-offs through the provision for credit losses and $0.3 million for write-downs of real estate owned) for the nine months ended March 31, 2000. Losses absorbed by loan securitization trusts were $1.7 million for the nine months ended March 31, 2000. Losses recorded on our books for loans owned by us including loans repurchased from securitization trusts were $1.1 million and losses absorbed by securitization trusts were $30,000 for the year ended June 30, 1999. All losses recorded in the years ended June 30, 1998 and 1997 related to loans owned by us including loans repurchased from securitization trusts.

Delinquent Loans and Leases

         Total delinquencies (loans and leases with payments past due greater than 30 days) in the total managed portfolio were $54.0 million at March 31, 2000 compared to $37.6 million at June 30, 1999. Total delinquencies as a percentage of the total managed portfolio (the "delinquency rate") were 3.18% at March 31, 2000 compared to 3.19% at June 30, 1999 on a total managed portfolio of $1.7 billion at March 31, 2000 and $1.2 billion at June 30, 1999. Delinquent loans and leases held as available for sale (which are included in total delinquencies) at March 31, 2000 were $1.0 million, or 3.0%. In addition, at March 31, 2000, $2.3 million, or 6.9% of available for sale loans, were on non-accrual status. See "Risk Factors -- Lending to credit-impaired borrowers may result in higher delinquencies in our managed portfolio which could result in a reduction in profits and restrict our ability to repay the notes."

Real Estate Owned

         Total real estate owned, comprising foreclosed properties and deeds acquired in lieu of foreclosure, increased to $14.5 million, or 0.85% of the total managed portfolio at March 31, 2000 compared to $9.9 million, or 0.85% at June 30, 1999, $0.9 million, or 0.16% at June 30, 1998 and $0.6 million, or 0.34% at June 30, 1997. The increase in the volume of real estate owned reflects the seasoning of the managed portfolio and the results of loss mitigation initiatives of quick repossession of collateral through accelerated foreclosure processes and "Cash For Keys" programs. Cash for Keys is a program utilized in select situations, when collateral values of loans support the action, a delinquent borrower may be offered a monetary payment in exchange for the deed to a property held as collateral for a loan. This process eliminates the need to initiate a formal foreclosure process, which could take many months.

         Included in total real estate owned at March 31, 2000 was $1.8 million recorded in our financial statements, and $12.7 million in loan securitization trusts. Property acquired by foreclosure or in settlement of loan and lease receivables is recorded in our financial statements at the lower of the cost basis in the loan or fair value of the property less estimated costs to sell.

Loss Experience

         During the first nine months of fiscal 2000, we experienced net loan and lease charge-offs in our total managed portfolio of $3.3 million. On an annualized basis, net loan charge-offs for the third quarter of fiscal 2000 represent 0.24% of the average total managed portfolio. Loss severity experience on delinquent loans generally has ranged from 5% to 15% of principal and loss severity experience on real estate owned generally has ranged from 25% to 30% of principal. The business purpose loans we originate have average loan-to-value ratios of 61.0%. The home equity loans we originate have average loan to value ratios of 78.0% and the predominant share of our home mortgage products are first liens as opposed to junior lien loans. We believe these factors may mitigate some potential losses on our managed portfolio.

         The following table summarizes net charge off experience recorded on our books by loan type for the nine months ended March 31, 2000 and fiscal years ended June 30, 1999, 1998 and 1997 (in thousands):

                                         Nine Months
                                           Ended
                                          March 31,                 Years Ending June 30,
                                         -----------     ------------------------------------------
                                            2000             1999            1998            1997
                                         ----------      ----------       ---------        --------
Business purpose loans.............      $      173      $      301       $     138        $     34
Home equity loans..................              94             486              --              --
Equipment leases...................           1,006             320             529              64
                                         ----------      ----------       ---------        --------
Total..............................      $    1,273      $    1,107       $     667        $     98
                                         ==========      ==========       =========        ========


Interest Rate Risk Management


         A primary market risk exposure that we face is interest rate risk. Profitability and financial performance is sensitive to changes in U.S. Treasury yields, LIBOR yields and the spread between the effective rate of interest received on loans and leases available for sale or securitized (generally fixed interest rates) and the interest rates paid pursuant to credit facilities or the pass-through rate to investors for interests issued in connection with securitizations. A substantial and sustained increase in market interest rates could adversely affect our ability to originate and purchase loans. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on profitability and the fair value of interest rate sensitive balances (primarily loans and leases available for sale, interest-only strips, servicing rights and subordinated debt).

         Due to the current rising interest rate environment, we expect the challenge to originate loans at rates that will maintain our current level of profitability will increase. In addition, recent movements in market interest rates may negatively impact the profitability of our securitizations due to increases in rates demanded in the asset backed securities markets. We are continuously monitoring market rate fluctuations, our product pricing, actions of our competition and market trends in order to attempt to manage these changes and maintain our current profitability on loan originations and securitizations. See "Securitizations" for further detail.

         Interest Rate Sensitivity. The following table provides information about financial instruments that are sensitive to changes in interest rates. For interest-only strips and servicing rights, the table presents projected principal cash flows utilizing assumptions including prepayment and default rates. See "Securitization Accounting Considerations" for more information on these assumptions. For debt obligations, the table presents principal cash flows and related average interest rates by expected maturity dates (dollars in thousands):

                                                                 Amount Maturing After March 31, 2000
                                         -------------------------------------------------------------------------------------
                                           Months    Months     Months     Months     Months     There-                Fair
                                          1 to 12   13 to 24   25 to 36   37 to 48   49 to 60     after     Total      Value
                                         --------   --------   --------   --------   --------   --------   --------   --------
Rate Sensitive Assets:
Loans and leases available for sale (a)  $ 31,424   $     30   $     34   $     39   $     44   $  1,687   $ 33,258   $ 34,522
Interest-only strips..................     39,117     52,495     50,599     46,908     39,024    138,556    366,699    258,772
Servicing rights......................     20,866     16,613     12,843      9,920      7,685     26,240     94,167     66,081
Investments held to maturity..........         58         59         70         87        118        392      1,349        868

Rate Sensitive Liabilities:
Fixed interest rate borrowings........   $179,663   $ 72,915   $ 24,584   $ 10,443   $ 19,964   $ 22,168   $329,737   $327,848
Average interest rate.................      9.45%     10.61%     10.61%     10.82%     11.54%     11.73%     10.12%
Variable interest rate borrowings.....   $ 46,345   $    301   $  2,881   $  1,079   $  5,997   $     --   $ 56,603   $ 56,603
Average interest rate.................      7.39%      7.91%      7.91%      7.91%      7.91%      0.00%      7.48%

------------------------
(a) For purposes of this table, all loans and leases which qualify for securitization are reflected as maturing within twelve months, since loans and leases available for sale are generally held for less than three months prior to securitization.

         Loans and Leases Available for Sale. Gain on sale of loans may be unfavorably impacted to the extent fixed rate available for sale mortgage loans are held prior to securitization. A significant variable affecting the gain on sale of loans in a securitization is the spread between the average coupon rate on fixed rate loans, and the weighted average pass-through rate to investors for interests issued in connection with the securitization. Although the average loan coupon rate is fixed at the time the loan is originated, the pass-through rate to investors is not fixed until the pricing of the securitization which occurs just prior to the sale of the loans. If market rates required by investors increase prior to securitization of the loans, the spread between the average coupon rate on the loans and the pass-through rate to investors may be reduced or eliminated, which could have a material adverse effect on our results of operations and financial condition. We estimate that each 0.1% reduction in the spread reduces the gain on sale of loans as a percentage of loans securitized by approximately 0.25%.


         Hedging strategies may be utilized in an attempt to mitigate the effect of changes in interest between the date rate commitments on loans are made and the date the fixed rate pass-through certificates to be issued by a securitization trust are priced, a period typically less than 90 days. These strategies include the utilization of derivative financial instruments such as futures and forward pricing on securitizations. The nature and quality of hedging transactions are determined based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. At the time the contract is executed, derivative contracts are specifically designated as hedges of mortgage loans, loan commitments or of our residual interests in mortgage loans in our conduit facility to be included in the next subsequent securitization. The mortgage loans, loan commitments and mortgage loans underlying residual interests in mortgage conduit pools consist of essentially similar pools of fixed rate loans and loan commitments, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed rate pass-through certificates issued by securitization trusts are generally priced to yield a spread above a benchmark rate based on U.S. Treasury securities with a three-year maturity. We hedge potential rate changes in this security with futures contracts on a similar underlying security. This provides strong correlation between our hedge contracts and the ultimate pricing we will receive on the subsequent securitization. The gain or loss derived from these hedging transactions is deferred, reported in other assets or other liabilities and recognized as an adjustment to the gains on sale of loans when the loans are securitized. Cash flow related to hedging activities is reported as it occurs. Gains or losses on terminated contracts are recognized in the period the termination occurs. The effectiveness of our hedges are continuously monitored. If correlation did not exist, the related gain or loss on the contract would be recognized as an adjustment to income in the period incurred.

         During the nine-month period ended March 31, 2000, cash losses of $0.2 million, and cash gains of $0.3 million were incurred on hedging transactions (futures contracts), and were recognized as a component of gains on sale recorded on securitizations during the period. During fiscal 1999, net losses of approximately $2.0 were incurred on hedging transactions (futures contracts), and were recognized as reductions to the gains on sale for the securitizations during the year. We had no hedging contracts open at June 30, 1999 but were obligated to satisfy a lease securitization prefund requirement of $9.0 million which was satisfied in the first quarter of fiscal 2000.

         The following schedule details outstanding hedge positions at March 31, 2000 (in thousands):

                                                        Treasury          Forward
                                                         Futures          Treasury
                                                        Contracts          Sales          Total
                                                        ---------         --------       --------

Loans available for sale:
  Notional Amount................................       $   10,000        $     --       $ 10,000
  Unrealized Losses..............................              (40)             --            (40)
Mortgage Conduit Facility Assets:
  Notional Amount................................            1,000          20,000         21,000
  Unrealized Losses..............................               (4)            (78)           (82)
Loan Commitments:
  Notional Amount................................           19,000              --         19,000
  Unrealized Losses..............................              (77)             --            (77)
                                                          --------        --------       --------
Total:
  Notional Amount................................         $ 30,000        $ 20,000       $ 50,000
  Unrealized Losses..............................             (121)            (78)          (199)
                                                          ========        ========       ========


         If interest rates on Treasury securities decreased by 100 basis points, the above hedge positions would result in a loss of approximately $1.5 million. While Treasury rates and the pass-through rate of securitizations are generally strongly correlated, this correlation has not held in periods of financial market disruptions (e.g. the so-called Russian Crisis in the later part of 1998).

         In the future, we intend to expand the types of derivative financial instruments we use to hedge interest rate risk. The U.S. Treasury Department has embarked on a repurchase program as a result of budget surpluses resulting in less liquidity in the Treasury market. The asset-backed security market is moving toward pricing that is based on the Eurodollar and the interest rate swap markets. As a result, we plan to incorporate Eurodollar futures and interest rate swaps as part of our future hedging strategy. We believe the correlation between hedging instruments and securitization pricing will strengthen under this new pricing convention.

         We may use hedging in an attempt to mitigate the effect of changes in market value of fixed rate mortgage loans held for sale. However, an effective interest rate risk management strategy is complex and no such strategy can completely insulate us from interest rate changes. While Treasury rates and the pass-through rate of securitizations are generally strongly correlated, this correlation has not held in periods of financial market disruption. Additionally, Poorly designed strategies or improperly executed transactions may increase rather than mitigate risk. In addition, hedging involves transaction and other costs. Such costs could increase as the period covered by the hedging protection increases. It is expected that such loss would be offset by income realized from securitizations in that period or in future periods. As a result, we may be prevented from effectively hedging fixed rate loans held for sale, without reducing income in current or future periods due to the costs associated with hedging activities.

         Interest-Only Strips and Servicing Rights. A portion of the certificates issued to investors by securitization trusts are floating interest rate certificates based on one-month LIBOR plus a spread. The fair value of the excess cash flow we will receive from these trusts would be affected by any changes in rates paid on the floating rate certificates. At March 31, 2000, $143.6 million of debt issued by loan securitization trusts was floating rate debt based on LIBOR, representing 9.38% of total debt issued by mortgage loan securitization trusts. For the nine months ended March 31, 2000 increases in one-month LIBOR resulted in a decrease in the fair value of our interest-only strips of $2.9 million. In accordance with generally accepted accounting principles, the changes in fair value were recognized as part of net adjustments to other comprehensive income, which is a component of retained earnings. It is estimated that a 1.0% increase in one-month LIBOR would decrease the fair value of interest-only strips by approximately $3.0 million.

         A significant change in market interest rates could increase or decrease the level of loan prepayments, thereby changing the size of the total managed loan portfolio and the related projected cash flows. Higher than anticipated rates of loan prepayments could require a write down of the fair value of related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment. Revaluation of our interest-only strips and servicing rights are periodically performed. As part of the revaluation process, assumptions used for prepayment rates are monitored against actual experience and adjusted if warranted. It is estimated that a 100 basis point increase in prepayment rates (for example, from 24% to 25% on home equity loans and from 10% to 11% on business loans) would decrease the fair value of interest-only strips by approximately $6.8 million and the fair value of servicing rights by approximately $1.6 million. See "Securitization Accounting Considerations" for further information regarding these assumptions.

         We attempt to minimize prepayment risk on interest-only strips and servicing rights by requiring prepayment fees on business purpose loans and home equity loans, where permitted by law. Currently, approximately 95% of business purpose loans and 80% of home equity loans in the total managed portfolio are subject to prepayment fees.

         Subordinated Debt. We also experience interest rate risk to the extent that as of March 31, 2000 approximately $149.9 million of our liabilities were comprised of fixed rate subordinated debt with scheduled maturities of greater than one year. To the extent that market interest rates demanded for subordinated debt increase in the future, the rates paid on replacement debt could exceed rates currently paid thereby increasing interest expense and reducing net income.


Liquidity and Capital Resources

         Because we have historically experienced negative cash flows from operations, our business requires continual access to short and long-term sources of debt to generate the cash required to fund our operations. Our cash requirements include funding loan originations and capital expenditures, repaying existing subordinated debt, paying interest expense and operating expenses, and in connection with our securitizations, funding overcollateralization requirements and servicer obligations. At times, we have used cash to repurchase our common stock and could in the future use cash for unspecified acquisitions of related businesses or assets.


         Borrowings against warehouse and credit facilities provide the primary funding source for loan originations. These borrowings represent cash advanced to us for a limited duration, generally no more than 270 days, and are secured by the loans. The ultimate sale of the loans through securitization or whole loan sale generates the cash proceeds necessary to repay the borrowings under these facilities. See "Credit Facilities" below for a more detailed description on these facilities.

         Cash flow from operations and the issuance of subordinated debt fund our remaining cash requirements discussed above. We rely significantly on our ability to issue subordinated debt to meet these requirements since our cash flow from operations is not sufficient to meet these requirements. Our cash requirements include the obligation to repay maturing subordinated debt. In the process of growing our businesses over the last three years, we have issued subordinated debt to partially fund that growth and to partially fund maturities of subordinated debt. We expect that our historical levels of negative cash flow from operations will decline in the future and then become positive as the rate of increase in our operating cash expenditures begins to level, then decline due to an expected decrease in the rate of growth in loan production and as we realize efficiencies in the infrastructure and loan production channels we have been building and as the cash flows from our interest-only strips increase. The cash balances that we have built over the last 21 months are sufficient to cover approximately 27% of the $167 million of subordinated debt maturities due within one year. Cash balances have increased from $4 million at June 30, 1998, to $22 million at June 30, 1999 and $45 million at March 31, 2000.


         We continue to significantly rely on access to the asset-backed securities market through securitizations to generate cash proceeds for the repayment of borrowings under warehouse and credit facilities and to create our interest-only strips and servicing rights which will provide future cash flows. It is our expectation that future cash flows from our interest-only strips and servicing rights will generate more of the cash flows required to meet maturities of our subordinated debt.

         A significant portion of our loan originations are non-conforming mortgages to subprime borrowers. Some participants in the non-conforming mortgage industry have experienced greater than anticipated losses on their securitization interest-only strips and servicing rights due to the effects of increased delinquencies, increased credit losses and increased prepayment rates, resulting in some competitors exiting the business or recording valuation allowances or write-downs for these conditions. As a result, some participants experienced restricted access to capital required to fund loan originations, and have been precluded from participation in the asset-backed securitization market. However, we have maintained our ability to obtain funding and to securitize loans. Factors that have minimized the effect of adverse market conditions on our business include our ability to originate loans through established retail channels, focus on credit underwriting, assessment of prepayment fees on loans, diversification of lending in the home equity and business loan markets and the ability to raise capital through sales of subordinated debt securities pursuant to a registered public offering. Subject to economic, market and interest rate conditions, we intend to continue to transact additional securitizations for future loan originations. Any delay or impairment in our ability to securitize loans, as a result of market conditions or otherwise, could adversely affect our liquidity and results of operations.

         Additionally, we act as the servicer of the loans and leases securitized and in that capacity will be obligated to advance funds in some circumstances which may create greater demands on our cash flow than either selling loans with servicing released or maintaining a portfolio of loans and leases. When borrowers are delinquent in making monthly payments on mortgage loans included in a securitization trust, we are required to advance interest for the delinquent loans if we deem that the advances will be ultimately recoverable. These advances require funding from our capital resources, but have priority of repayment from the succeeding month's mortgage loan payments.

         To a limited extent, we intend to continue to augment the interest and fee income earned on loans and leases by selling loans and leases in whole loan sales to unrelated third parties. These transactions also create additional liquid funds available for lending activities.


         At March 31, 2000, a total of $329.0 million of subordinated debt was outstanding, and warehouse and credit facilities totaling $323.1 million were available, of which $81.8 million was drawn upon.

         Subordinated Debt Securities. During the first nine months of fiscal 2000, we sold $117.4 million in principal amount of subordinated debt securities, net of redemptions, with maturities ranging between one day and ten years. As of March 31, 2000, $329.0 million of subordinated debt was outstanding. During fiscal 1999, we sold $101.3 million in principal amount of subordinated debt securities with maturities ranging between one day and ten years. As of June 30, 1999, approximately $211.7 million of subordinated debt was outstanding. Under a shelf registration statement declared effective by the Securities and Exchange Commission on October 15, 1999, we registered $300.0 million of subordinated debt, of which $170.0 million was available for future issuance at March 31, 2000. The proceeds from sales of subordinated debt securities will be used to fund general operating and lending activities and maturities of subordinated debt. We intend to meet our obligation to repay such debt as it matures with cash flow from operations, cash flows from interest-only strips, and cash generated from additional debt financing. The utilization of funds for the repayment of such obligations should not adversely affect operations.

         Credit Facilities. The following is a description of the warehouse and line of credit facilities that are utilized to fund origination of loans and our operations. All of our on balance sheet facilities are senior in right of payment to the subordinated debt. The warehouse revolving lines of credit are secured by loan and lease receivables. The other credit facilities are secured with interest-only strips or other assets. The warehouse credit agreements require that we maintain specific covenants regarding net worth, leverage and other standards. At March 31, 2000, we were in compliance with the terms of all loan covenants.


                                                                                   Amount          Amount
                                                                   Amount        Utilized-on    Utilized-off
                                                                  Committed     Balance Sheet  Balance Sheet
Revolving credit facilities:
Warehouse revolving line of credit, expiring August 2000....     $ 150,000       $  4,493         $ 21,407
Warehouse revolving line of credit, expiring October 2000...       150,000         31,774               --
                                                                 ---------       --------         --------
Total warehouse facilities..................................       300,000         36,267           21,407
Revolving line of credit, expiring December 2000............         5,000          5,000               --
Repurchase agreement........................................         4,677          4,677               --
                                                                 ---------       --------         --------
Total revolving credit facilities...........................       309,677         45,944           21,407
Other credit facilities and notes payable:
Commercial paper conduit for lease production, maturity
  Matches underlying leases.................................        13,401         10,659            2,742
Other debt..................................................           699            699               --
                                                                 ---------       --------         --------
Total credit facilities.....................................     $ 323,777       $ 57,302         $ 24,149
                                                                 =========       ========         ========

         Our subsidiaries had an aggregate $100.0 million Interim Warehouse and Security Agreements with Prudential Securities Credit Corporation expiring August 31, 1999 to fund loan originations. The agreement was subsequently increased to $150.0 million and extended to August 31, 2000. The obligations under these agreements are guaranteed by us. Under these agreements, the subsidiaries may obtain advances subject to specific conditions, which extensions of credit bear interest at a specified margin over the LIBOR rate. The obligations described in these agreements are collateralized by pledged loans. In March of 2000, these agreements were amended to provide for the sale of loans into an off balance sheet conduit facility. This off balance sheet conduit facility permits us to sell loans to a conduit entity sponsored by a bankruptcy remote trust. The sponsor of the facility has the option to re-securitize the loans, ordinarily using longer-term certificates. We have no obligation to repurchase the loans and neither the third party purchaser nor the sponsor has a right to require such repurchase. If the sponsor fails to re-securitize the loans within 120 days, the third party purchaser has the right to securitize or sell the loans. Under this arrangement, the loans have been isolated from the Company; and, as a result, the transfer to the conduit facility is treated as a sale for financial reporting purposes. As of March 31, 2000, we had sold approximately $21.4 million in principal amount of loans to the conduit facility and recognized gains on those sales totaling approximately $2.1 million.


         We, along with some of our subsidiaries, obtained a $150.0 million warehouse credit facility from a syndicate of banks led by Chase Bank of Texas N.A. expiring October 1, 2000. Under this warehouse facility, advances may be obtained, subject to specific conditions described in the agreement, including sublimits based upon the type of collateral securing the advance. Interest rates on the advances are based upon 30-day LIBOR plus a margin. Obligations under the facility are collateralized by specified pledged loans and other collateral related thereto. The facility also requires us to meet specific financial ratios and contains restrictive covenants, including covenants limiting loans to and transaction with affiliates, the issuance of additional debt, and the types of investments that can be purchased. At March 31, 2000, $31.8 million of this facility was drawn upon.

         In December 1998, we and our subsidiaries, American Business Credit, HomeAmerican Credit and New Jersey Mortgage entered into an agreement with Chase Bank pursuant to which Chase Bank committed to extend $5.0 million of credit in the form of a Security Agreement against the Class R Certificate of the ABFS Mortgage Loan Trust 1998-2. Under the Chase Bank line of credit American Business Credit, Home American Credit and New Jersey Mortgage may borrow up to $5.0 million, subject to specific conditions described in the agreement, which extensions of credit shall bear interest at the LIBOR rate plus a margin. The agreement expires December 31, 2000 unless accelerated upon an event of default as described in such agreement. At March 31, 2000, $5.0 million of this line of credit was being utilized.


         The commercial paper conduit for lease production provided for sale of equipment leases using a pooled securitization. The facility is sponsored by a major financial institution and requires its approval to re-securitize the leases, ordinarily using longer-term certificates. Should a longer-term securitization not occur, the leases would remain in the commercial paper conduit until their contractual termination. The Company has no obligation to repurchase the leases and neither the facility nor the sponsor has a right to require such repurchase. Under this arrangement the leases have been isolated from the Company; the transfer of these leases to the conduit facility is treated as a sale for financial reporting purposes. The Company ceased originating equipment leases as of December 31, 1999 and no longer sells leases into this facility. The final two transfers into this facility in the amount of $10.6 million were accounted for as a financing transaction.


         Subsequent to March 31, 2000 our subsidiaries, American Business Credit, HomeAmerican Credit and New Jersey Mortgage obtained a $25 million warehouse line of credit facility from Residential Funding Corporation which expires December 31, 2000. Under this warehouse facility, advances may be obtained, subject to specific conditions described in the agreements. Interest rates on the advances are based on LIBOR plus a margin. The obligations under this agreement are collateralized by pledged loans. The facility requires us to meet specific financial ratios described in the agreement and contains other restrictive covenants.

         As of March 31, 2000, $236.4 million of debt was scheduled to mature during the next twelve months which was mainly comprised of maturing subordinated debt and warehouse lines of credit. We currently expect to refinance the maturing debt through extensions of maturing debt or new debt financing and, if necessary, may retire the debt through cash flow from operations and loan sales or securitizations. Despite the current use of securitizations to fund loan growth, we are also dependent upon other borrowings to fund a portion of our operations. We intend to continue to utilize debt financing to fund operations in the future.

         As of July 6, 2000, UBS Principal Finance, LLC, an affiliate of UBS Warburg, established a $200 million warehouse credit facility through which three of our subsidiaries, American Business Credit, Inc., HomeAmerican Credit, Inc. and New Jersey Mortgage and Investment Corp. will be able to fund a portion of their residential mortgage loan production. This facility is structured as off balance sheet financing through special purpose vehicles including a corporate subsidiary of ABFS and a Delaware business trust for which the corporate special purpose vehicle is the depositor. The lender's interest is secured by a pledge by the Delaware business trust of specified mortgage loans described in the agreement. Such mortgage loans will be first contributed by the three originators to the special purpose corporation and will then be contributed by such corporation to the Delaware business trust. Advances under this facility bear interest at a specified margin over a defined LIBOR index rate. In connection with the facility, each of the originating subsidiary corporations makes extensive warranties regarding the contributed mortgage loans and is liable for both repurchasing non-conforming mortgage loan collateral and for the indemnification obligations described in the agreement in favor of the lender and related parties. American Business Credit has agreed to act as the servicer of such mortgage loans on behalf of the lender.

         Any failure to renew or obtain adequate funding under a warehouse credit facility, or other borrowings, or any substantial reduction in the size or pricing in the markets for loans, could have a material adverse effect on our results of operations and financial condition. To the extent we are not successful in maintaining or replacing existing financing, we may have to curtail loan production activities or sell loans rather than securitize them, thereby having a material adverse effect on our results of operations and financial condition.

         We lease our corporate headquarters facilities under a five-year operating lease expiring in July 2003 at a minimum annual rental of approximately $2.2 million. We also lease a facility in Roseland, New Jersey under an operating lease expiring July 2003 at an annual rental of $0.8 million. The corporate headquarters and Roseland leases have a renewal provision at an increased annual rental. In addition, branch offices are leased on a short-term basis in various cities throughout the United States. The leases for the branch offices are not material to operations. See note 14 of the notes to consolidated financial statements for information regarding lease payments.

Year 2000 Update

         Prior to December 31, 2000, we performed various activities to ensure our information technology systems and those of our significant vendors were Year 2000 compliant. Since January 1, 2000, there have been no disruptions to our operations due to Year 2000 related events.

Recent Accounting Pronouncements

         Set forth below are recent accounting pronouncements which may have a future effect on operations. These pronouncements should be read in conjunction with the significant accounting policies, which have been adopted, that are set forth in note 1 of the notes to the consolidated financial statements.

         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If specific conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign-currency-denominated forecasted transaction. At the time of issuance SFAS No. 133 was to be effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 1999. Subsequently, the effective date of the standard was delayed until years beginning after June 15, 2000. The adoption of this standard is not expected to have a material effect on our financial condition or results of operations.

                                    BUSINESS

General

         We are a diversified financial services company operating throughout the United States. Through our principal direct and indirect subsidiaries, American Business Credit, Inc., HomeAmerican Credit, Inc. (doing business as Upland Mortgage), American Business Leasing, Inc. and New Jersey Mortgage and Investment Corp., we originate, service and sell business purpose loans, home equity loans and conventional first mortgage loans. We also underwrite, process and purchase home equity loans through our Bank Alliance Program.

         We were incorporated in Delaware in 1985 and began operations as a finance company in 1988, initially offering business purpose loans to customers whose borrowing needs we believed were not being adequately serviced by commercial banks. Since our inception, we have significantly expanded our product line and geographic scope and currently have licenses to offer our home equity loan products in 47 states.

         Prior to December 31, 1999, we also originated equipment leases. Effective December 31, 1999, we de-emphasized the leasing origination business as a result of our strategy of focusing on our most profitable lines of business. We are continuing to service the remaining leases in our managed portfolio, which totaled $134.8 million in gross receivables at March 31, 2000 and we may from time to time consider originating or purchasing new leases.

Subsidiaries

         As a holding company, our activities have been limited to:

         (1)  holding the shares of our operating subsidiaries, and

         (2)  raising capital for use in the subsidiaries' lending operations.

         ABFS is the parent holding company of American Business Credit, Inc. and its primary subsidiaries, HomeAmerican Credit, Inc. (doing business as Upland Mortgage), Processing Service Center, Inc., American Business Leasing, Inc., Tiger Relocation Company (formerly ABC Holdings Corporation), and New Jersey Mortgage and Investment Corp. and its subsidiary, Federal Leasing Corp.

         American Business Credit, a Pennsylvania corporation incorporated in 1988 and acquired by us in 1993, originates, services and sells business purpose loans. HomeAmerican Credit, a Pennsylvania corporation incorporated in 1991, originates and sells home equity loans. Home American Credit acquired Upland Mortgage Corp. in 1996 and since that time has conducted business as "Upland Mortgage." Upland Mortgage also purchases home equity loans through the Bank Alliance Program. Processing Service Center processes home equity loan applications for financial institutions as part of the Bank Alliance Program. Incorporated in 1994, American Business Leasing commenced operations in 1995 and currently services equipment leases held in our managed portfolio.

         New Jersey Mortgage and Investment Corp., a New Jersey corporation organized in 1938 and acquired by us in October 1997, is currently engaged in the origination and sale of home equity loans, as well as conventional first mortgage loans. New Jersey Mortgage originates loans secured by real estate. These loans are originated through New Jersey Mortgage's network of six branch sales offices and three satellite offices. New Jersey Mortgage has been offering mortgage loans since 1939. We currently sell conventional first mortgage loans originated by American Household Mortgage, a division of New Jersey Mortgage, in the secondary market with servicing released. We also securitize home equity loans originated by New Jersey Mortgage pursuant to our existing current securitization program.

         New Jersey Mortgage's wholly-owned subsidiary, Federal Leasing Corp., is a Delaware corporation which was organized in 1974. Federal Leasing Corp. currently services leases previously originated and sold through securitization.

         Tiger Relocation Company, formerly ABC Holdings Corporation, a Pennsylvania corporation, was incorporated in 1992 to hold properties acquired through foreclosure.

         We also have numerous special purpose subsidiaries that were incorporated solely to facilitate our securitizations. Some of those companies are Delaware investment holding companies. None of these corporations engage in any business activity other than holding the subordinated certificate, if any, and the interest-only strips created in connection with securitizations completed. See "-- Securitizations."

         Our newly formed subsidiary, Upland Corporation, has filed an application with the Federal Deposit Insurance Corporation, and the Utah Department of Financial Institutions, for a Utah Industrial Loan Corporation charter. If regulatory approval is obtained, the industrial loan charter would allow us to originate residential mortgage loan products under one centralized jurisdiction. The industrial loan subsidiary would also provide us with the ability to offer home equity lines of credit with card access, Small Business Administration guaranteed business loans, and FDIC-insured certificates of deposit. No assurance can be given as to whether or during what time period the necessary regulatory approvals will be obtained or the conditions that would be imposed in connection with these approvals.

         The following chart sets forth our basic organizational structure and our primary subsidiaries(a).



                      -------------------------------------------------------
                                              ABFS
                      -------------------------------------------------------
                                        (Holding Company)
                              (Issues subordinated debt securities)
                      -------------------------------------------------------
                                               |
                                               |
                      -------------------------------------------------------
                                 AMERICAN BUSINESS CREDIT, INC.
                      -------------------------------------------------------
                        (Originates and services business purpose loans)
                      -------------------------------------------------------
                                               |
          |------------------------------------|------------------------------------|
          |                 |                  |                |                   |
          |                 |                  |                |                   |
   ----------------   -------------    ------------------  -------------       ------------
                       HOMEAMERICAN
      NEW JERSEY       CREDIT, INC.        PROCESSING        AMERICAN             TIGER
     MORTGAGE AND         d/b/a             SERVICE          BUSINESS           RELOCATION
   INVESTMENT CORP.       UPLAND          CENTER, INC.     LEASING, INC.         COMPANY
                         MORTGAGE
   ----------------   -------------    ------------------  -------------       ------------
   (Originates and     (Originates,     (Processes bank      (Services            (Holds
       services       purchases and     alliance program     equipment          foreclosed
     conventional     services home    home equity loans)     leases)          real estate)
    first mortgage    equity loans)
   and home equity         (b)
        loans)
   ----------------   -------------    ------------------  -------------       ------------
          |
          |
   ----------------

       FEDERAL
     LEASING CORP.
   ----------------
      (Services
      equipment
       leases)
   ----------------

-------------
(a) In addition to the corporation pictured above, we organized at least one special purpose corporation for each securitization.

(b) Loans purchased by Upland Mortgage represents loans acquired through the Bank Alliance Program.

Lending and Leasing Activities

         General. The following table sets forth information concerning our loan and lease origination, purchase and sale activities for the periods indicated. We did not originate conventional first mortgage loans prior to October 1997.


                                                         Nine Months
                                                           Ended
                                                         March  31,              Year Ended June 30,
                                                         -----------       --------------------------------
                                                             2000          1999          1998          1997
                                                             ----          ----          ----          ----
                                                                         (dollars in thousands)
Loans/Leases Originated/Purchased
  (net of refinances)
   Business purpose loans............................    $    81,056   $    64,818   $    52,335   $    38,721
   Home equity loans.................................    $   668,704   $   634,820   $   328,089   $    91,819
   Conventional First Mortgage Loans.................    $    31,590   $    66,519   $    33,671            --
   Equipment leases..................................    $    19,631   $    96,289   $    70,480   $     8,004

Number of Loans/Leases Originated/Purchased
   Business purpose loans............................            921           806           632           498
   Home equity loans.................................          9,641         8,251         5,292         1,799
   Conventional First Mortgage Loans.................            209           781           218            --
   Equipment leases..................................          1,020         4,138         3,350           743

Average Loan/Lease Size
   Business purpose loans............................    $        88   $        80   $        83   $        78
   Home equity loans.................................    $        69   $        74   $        62   $        51
   Conventional First Mortgage Loans.................    $       151   $       165   $       154            --
   Equipment leases..................................    $        19   $        23   $        21   $        11

Weighted Average Interest Rate on Loans/Leases
  Originated/Purchased
   Business purpose loans............................         15.96%        15.91%        15.96%        15.91%
   Home equity loans.................................         11.19%        11.05%        11.95%        11.69%
   Conventional First Mortgage Loans.................          8.57%         7.67%         8.22%            --
   Equipment leases..................................         11.25%        11.40%        12.19%        15.48%

Weighted Average Term (in months)
   Business purpose loans............................            172           169           172           184
   Home equity loans.................................            256           261           244           218
   Conventional First Mortgage Loans.................            346           322           340            --
   Equipment leases..................................             50            50            49            40

Loans/Leases Sold
   Business purpose loans............................    $    78,857   $    71,931   $    54,135   $    38,083
   Home equity and Conventional First Mortgage Loans.    $   662,874   $   613,069   $   322,459   $    80,792
   Equipment leases..................................    $     9,263   $    92,597   $    59,700            --

Number of Loans/Leases Sold
   Business purpose loans............................            897           911           629           497
   Home equity and Conventional First Mortgage Loans.          8,655         8,074         4,753         1,639
   Equipment leases..................................            469         4,363         3,707            --

Weighted Average Rate on Loans/Leases Originated.....         11.57%        11.30%        11.63%        13.09%

         The following table sets forth information regarding the average loan-to-value ratios for loans we originated during the periods indicated. We did not originate any conventional first mortgage loans prior to October 1997.

                                             Nine Months
                                                Ended
                                              March 31,                Years Ending June 30,
                                             ------------   ----------------------------------------------
Loan Type                                        2000            1999              1998           1997
                                             ------------   ----------------   -------------   -----------
Business purpose loans................           60.9%           61.5%           60.5%           60.0%
Home equity loans.....................           79.1            78.0            76.6            72.0
Conventional First Mortgage Loans.....           85.2            78.0            79.9              --


         The following table shows the geographic distribution of our loan and lease originations and purchases during the periods indicated.

                      Nine Months Ended March 31,                               Year Ended June 30,
                   ---------------------------------  ------------------------------------------------------------------------------
                     2000        %      1999      %      1999         %       1998       %      1997       %      1996       %
                   ---------------------------------- ------------------------------------------------------------------------------
                                                             (dollars in thousands)
New York........ $226,332    28.26% $109,295   17.64  %$163,580   18.97%   $54,907     11.31% $  8,343     6.02%  $  7,417    10.36%
New Jersey......  145,767    18.20   180,419   29.12    236,976   27.48    128,025     26.38    40,725    29.39     20,986    29.33
Pennsylvania....  111,874    13.97    96,689   15.61    139,992   16.23    150,048     31.06    53,834    38.85     33,324    46.57
Florida.........   64,054     8.00    44,223    7.14     61,312    7.11     23,905      4.93     3,670     2.65        674     0.94
Illinois........   33,158     4.14    20,351    3.28     27,663    3.21         --        --        --       --         --       --
Georgia.........   29,498     3.68    44,286    7.15     59,395    6.89     23,084      4.76    10,092     7.28        181     0.25
Ohio............   28,516     3.56    10,919    1.76     17,155    1.99         --        --        --       --         --       --
Maryland........   18,259     2.28    12,416    2.00     19,625    2.28     11,748      2.42     5,010     3.61      4,408     6.16
Virginia........   17,080     2.13    10,625    1.71     17,126    1.99     13,138      2.71     5,469     3.95        104     0.15
North Carolina .   16,052     2.00     7,687    1.24     13,648    1.58      5,144      1.06     4,245     3.06         78     0.11
Connecticut.....   15,426     1.93    10,807    1.74     14,052    1.63      5,964      1.23     2,005     1.45         87     0.12
Massachusetts...   13,948     1.74        --      --         --      --         --        --        --       --         --       --
Delaware........   10,903     1.36    10,465    1.69     14,254    1.65     10,823      2.23     3,117     2.25      2,724     3.81
Other...........   70,114     8.13    61,405    9.91     77,668    9.01     57,789     11.93     2,073     1.49      1,575     2.20
                 --------   ------  --------  ------   --------  ------   --------    ------  --------   ------  ---------   ------
   Total........ $800,981   100.00% $619,587  100.00%  $862,446  100.00%  $484,575    100.00% $138,583   100.00%  $ 71,558   100.00%
                 ========   ======  ========  ======   ========  ======   ========    ======  ========   ======  =========   ======


         Business Purpose Loans. Through our subsidiary, American Business Credit, we currently originate business purpose loans on a regular basis in Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Maryland, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina and Virginia through a network of salespeople and through our business loan web site, www.abceasyloan.com. We focus our marketing efforts on small businesses who do not meet all of the credit criteria of commercial banks and small businesses that our research indicates may be predisposed to using our products and services.

         We originate business purpose loans to corporations, partnerships, sole proprietors and other business entities for various business purposes including, but not limited to, working capital, business expansion, equipment acquisition and debt-consolidation. We do not target any particular industries or trade groups and, in fact, take precautions against concentration of loans in any one industry group. All business purpose loans generally are collateralized by a first or second mortgage lien on a principal residence or some other parcel of real property, such as office and apartment buildings and mixed use buildings, owned by the borrower, a principal of the borrower, or a guarantor of the borrower. In addition, in most cases, these loans are further collateralized by personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets.

         Our business purpose loans generally ranged from $15,000 to $500,000 and had an average loan size of approximately $80,000 for the loans originated during the year ended June 30, 1999 and approximately $88,000 for the nine months ended March 31, 2000. Generally, our business purpose loans are made at fixed rates and for terms ranging from five to 15 years. We generally charge origination fees for these loans of 5.0% to 6.0% of the original principal balance. The weighted average interest rate charged on the business purpose loans originated by us was 15.91% for the year ended June 30, 1999 and 15.96% for the nine months ended March 31, 2000. The business purpose loans we securitized during the past fiscal year had a weighted average loan-to-value ratio, based solely upon the real estate collateral securing the loans, of 61.5% at the time of securitization. See "--Securitizations." We originated $64.8 million of business purpose loans for the year ended June 30, 1999 and $81.1 million of business purpose loans for the nine months ended March 31, 2000.

         Generally, we compute interest due on our outstanding loans using the simple interest method. Where permitted by applicable law, we generally impose a prepayment fee. Although prepayment fees imposed vary based upon applicable state law, the prepayment fees on our business purpose loan documents generally amount to a significant portion of the outstanding loan balance. We believe that such prepayment terms tend to extend the average life of our loans by discouraging prepayment which makes these loans more attractive for securitization. Whether a prepayment fee is imposed and the amount of such fee, if any, is negotiated between the individual borrower and American Business Credit prior to closing of the loan.

         During fiscal 2000, we launched an Internet loan distribution channel under the name www.abceasyloan.com. The www.abceasyloan.com web site provides borrowers with convenient access to the business loan application process, 7 days a week, 24 hours a day. We believe that the addition of this distribution channel maximizes the efficiency of the application process and could reduce our transaction costs in the future to the extent the volume of loan applications received via the web page increases. Throughout the loan processing period, borrowers who submit applications online are supported by our staff of highly trained loan officers.

         Home Equity Loans. We originate home equity loans through our Consumer Mortgage Group which includes Upland Mortgage and New Jersey Mortgage and Investment Corp. We also purchase loans through Processing Service Center, Inc. We originate home equity loans primarily to credit-impaired borrowers through various channels including retail marketing which includes telemarketing operations, direct mail, radio and television advertisements as well as through our interactive web site, www.UplandMortgage.com. We entered the home equity loan market in 1991. Currently, we are licensed to originate home equity loans in 47 states throughout the United States.

         Home equity loans originated and funded by our subsidiaries are generally securitized. In addition, we may sell home equity loans to one of several third party lenders, at a premium and with servicing released.

         Home equity loan applications are obtained from potential borrowers over the phone, in writing, in person or over the Internet through our interactive web site. The loan request is then processed and closed. The loan processing staff generally provides its home equity borrowers with a loan approval within 24 hours and closes its home equity loans within approximately ten to fifteen days of obtaining a loan approval.

         Home equity loans generally range from $10,000 to $250,000 and had an average loan size of approximately $74,000 for the loans originated during the year ended June 30, 1999 and approximately $69,000 for loans originated during the nine months ended March 31, 2000. During the year ended June 30, 1999, we originated $634.8 million of home equity loans. During the nine months ended March 31, 2000, we originated $668.7 million of home equity loans. Generally, home equity loans are made at fixed rates of interest and for terms ranging from five to 30 years. Such loans generally have origination fees of approximately 2.0% of the aggregate loan amount. For the year ended June 30, 1999, the weighted average interest rate received on such loans was 11.05% and the average loan-to-value ratio was 78.0% for the loans originated by us during such period. For the nine months ended March 31, 2000, the weighted average interest rate received was 11.19% and the average loan-to-value ratio was 79.1% for loans originated during this period. We attempt to maintain our interest and other charges on home equity loans competitive with the lending rates of other finance companies and banks. Where permitted by applicable law, a prepayment fee may be negotiated with the borrower and is generally charged to the borrower on the prepayment of a home equity loan except in the event the borrower refinances a home equity loan with us.

         In fiscal 1996, through Upland Mortgage and in conjunction with Processing Service Center, Inc., we entered into exclusive business arrangements with several financial institutions which provide for Upland Mortgage's purchase of home equity loans that do not meet the underlying guidelines of the selling institutions for loans held in portfolio but meet our underwriting criteria. This program is called the Bank Alliance Program. The Bank Alliance Program is designed to provide an additional source of home equity loans. This program targets traditional financial institutions, such as banks, which because of their strict underwriting and credit guidelines have generally provided mortgage financing only to the most credit-worthy borrowers. This program allows these financial institutions to originate loans to credit-impaired borrowers in order to achieve community reinvestment goals and to generate fee income and subsequently sell such loans to Upland Mortgage. We believe that the Bank Alliance Program is a unique method of increasing our production of home equity loans.

         Under this program, a borrower who fails to meet a financial institution's underwriting guidelines for portfolio loans will be referred to Processing Service Center, Inc. which will process the loan application and underwrite the loan pursuant to Upland Mortgage's underwriting guidelines. If the borrower qualifies under Upland Mortgage's underwriting standards, the loan will be originated by the financial institution and subsequently sold to Upland Mortgage.

         Since the introduction of this program, we have entered into agreements with 31 financial institutions to provide us with the opportunity to underwrite, process and purchase loans generated by the branch networks of such institutions which consist of over 1,500 branches located in various states throughout the country. During the nine months ended March 31, 2000, Upland Mortgage purchased $36.9 million of loans pursuant to this program. During fiscal 1999, Upland Mortgage purchased in excess of $35.0 million of loans pursuant to this program. We intend to continue to expand the Bank Alliance Program with financial institutions across the United States.

         During fiscal 1999, we launched an Internet loan distribution channel under the name www.UplandMortgage.com. Through this interactive web site, borrowers can examine available loan options, calculate interest payments, and submit an application via the Internet. The Upland Mortgage Internet platform provides borrowers with convenient access to the mortgage loan application process, 7 days a week, 24 hours a day. Throughout the loan processing period, borrowers who submit applications online are supported by our staff of highly trained loan officers. During fiscal 2000 we continued to phase in advanced Internet technology through our web site, www.UplandMortgage.com. In addition to the ability to take online loan applications and utilize an automated rapid credit approval process, both of which reduce time and manual effort required for loan approval, the site features our proprietary software, Easy Loan Wizard, which provides personalized services and solutions to retail customers through interactive web dialog. We have applied to the U.S. Patent and Trademark Office to patent this product.

         Conventional First Mortgage Loans. We began offering conventional first mortgage loans in October 1997 in connection with our acquisition of New Jersey Mortgage. New Jersey Mortgage has been originating mortgage loans since 1939. We originate conventional first mortgage loans and sell them in the secondary market with servicing released. Our conventional first mortgage lending market area is primarily the eastern region of the United States. We originated $66.5 million of conventional first mortgage loans during the year ended June 30, 1999 and $31.6 million of conventional first mortgage loans during the nine months ended March 31, 2000.

         The conventional first mortgage loans are secured by one-to four-unit residential properties located primarily in the eastern region of the United States. These properties are generally owner-occupied single family residences but may also include second homes and investment properties. These loans are generally made through American Household Mortgage, a division of New Jersey Mortgage, to borrowers with favorable credit histories and are underwritten pursuant to Freddie Mac or Fannie Mae standards to permit their sale in the secondary market; however, we also originate first mortgage loans which do not meet the Freddie Mac or Fannie Mae standards for sale in the secondary market. Some of these first mortgage loans have balances in excess of $252,700 and are commonly referred to as jumbo loans.

         New Jersey Mortgage typically sells such loans to third parties with servicing released. New Jersey Mortgage also originates Federal Housing Authority ("FHA") and Veterans Administration ("VA") loans which are subsequently sold to third parties with servicing released. This means that we do not generally retain the right to collect and service these loans after they are sold. New Jersey Mortgage originates such loans for sale in the secondary market.

         Equipment Leases. Prior to December 31, 1999, we also originated equipment leases. Effective December 31, 1999, we de-emphasized the leasing origination business as a result of our strategy of focusing on our most profitable lines of business. We are continuing to service the remaining leases in our managed portfolio, which totaled $134.8 million in gross receivables at March 31, 2000 and we may from time to time consider originating or purchasing new leases. Equipment leases held in our managed portfolio included leases to corporations, partnerships, other entities and sole proprietors on various types of business equipment including, but not limited to, computer equipment, automotive repair equipment, construction equipment, commercial equipment, medical equipment and industrial equipment.

         Generally, our equipment leases consist of two types:

         (1) finance leases which have a term of 12 to 60 months and provide a purchase option exercisable by the lessee at $1.00 or 10% of the original equipment cost at the termination of the lease, and

         (2) fair market value or true leases which have a similar term, but provide a purchase option exercisable by the lessee at the fair market value of the equipment at the termination of the lease.

Our equipment leases generally range in size from $2,000 to $250,000, with an average lease size of approximately $19,000 for the leases originated during the nine months ended March 31, 2000. Our leases generally had maximum terms of seven years. The weighted average interest rates received on leases for the year ended June 30, 1999 was 11.40% and for the nine months ended March 31, 2000 was 11.25%. During the nine months ended March 31, 2000, we originated $19.6 million of equipment leases. During the year ended June 30, 1999, we originated $96.3 million of equipment leases. Generally, the interest rates and other terms and conditions of our equipment leases are competitive with the leasing terms of other leasing companies in our market area.

         There are risks inherent in holding leases which are different than those risks inherent in our mortgage lending activities. See "Risk Factors -- If we experience losses in the value of our leased equipment securing the leases we hold, our revenues may be reduced."

         Prepayment Fees. Historically, we charged prepayment fees on a significant percentage of our business purpose loans and on less than 50% of our home equity loans. We currently charge prepayment fees on substantially all of our business purpose loans, and have increased the percentage of home equity loans originated with prepayment fees to approximately 85% of home equity loans originated. Home equity loans comprise approximately 90% of all loans we originate and the remaining 10% are business purpose loans. The type of prepayment fee we obtain on a home equity loan is generally a certain percentage of the outstanding principal balance of the loan. One typical prepayment fee provides for a fee of 5% of the outstanding principal loan balance if paid within the first three years after the loan's origination and 2% of the outstanding principal loan balance if prepaid between three and five years after the loan's origination and no prepayment fee if the loan is prepaid after five years from the date of origination. In the case of business purpose loans, the prepayment fee generally amounts to a significant portion of the outstanding principal loan balance and is most often calculated on the basis of the Rule of 78s formula, also known as the "sum of the digits" method.

         Our ability to charge a prepayment fee is sometimes impacted by state law, with respect to both home equity loans and business purpose loans. In the case of home equity loans which have a "balloon" payment feature, whenever possible, we use the Federal Alternative Mortgage Transactions Parity Act of 1982 referred to as the Parity Act to preempt state laws which limit or restrict prepayment fees. In states which have overridden the Parity Act and in the case of some fully amortizing home equity loans, state laws may restrict prepayment fees either by the amount of the prepayment fee or the time period during which it can be imposed. Similarly, in the case of business purpose loans, some states prohibit or limit prepayment fees where the loan is below a specific dollar threshold or is secured by residential real property.

Marketing Strategy

         We concentrate our marketing efforts primarily on two potential customer groups. One group, based on historical profiles, has a tendency to select our loan products because of our personalized service and timely response to loan requests. The other group is comprised of credit-impaired borrowers who satisfy our underwriting guidelines. We also market conventional first mortgage loans to borrowers with favorable credit histories. See "Risk Factors - Lending to credit-impaired borrowers may result in higher delinquencies in our managed portfolio which could adversely impact our financial condition and results of operations."

         Our marketing efforts for business purpose loans focus on our niche market of selected small businesses located in our market area which generally includes the eastern half of the United States. We target businesses which we believe would qualify for loans from traditional lending sources but would elect to use our products and services. Our experience has indicated that these borrowers are attracted to us as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan applications. Historically, such customers have been willing to pay our origination fees and interest rates which are generally higher than those charged by traditional lending sources.

         We market business purpose loans through various forms of advertising, our business loan web site, www.abceasyloan.com and a direct sales force. Advertising media used includes large direct mail campaigns and newspaper and radio advertising. Our commissioned sales staff, which consists of full-time highly trained salespersons, is responsible for converting advertising leads into loan applications. We use a proprietary training program involving extensive and on-going training of our lending officers. Our sales staff uses significant person-to-person contact to convert advertising leads into loan applications and maintains contact with the borrower throughout the application process. See "-- Lending and Leasing Activities - Business Purpose Loans."

         We market home equity loans through telemarketing, radio and television advertising, direct mail campaigns and through our web site, www.UplandMortgage.com. During fiscal 2000, the Consumer Mortgage Group redirected its marketing mix to focus on targeted direct mail, which we believe delivers more leads at a lower cost than broadcast marketing channels.

Our integrated approach to media advertising which utilizes a combination of direct mail and Internet advertising is intended to maximize the effect of our advertising campaigns. We also use a network of loan brokers.

         Our marketing efforts for home equity loans are strategically located throughout the eastern region of the United States. We intend to open additional sales offices in the future. Loan processing, underwriting, servicing and collection procedures are performed at our centralized operating office located in Bala Cynwyd, Pennsylvania. We also use the Bank Alliance Program as an additional source of loans as well as our Internet web site. See "--Lending and Leasing Activities -- Home Equity Loans." We utilize branches in various eastern states to market our loans.

         We market conventional first mortgage loans through our network of loan brokers. Our marketing efforts for conventional first mortgage loans are concentrated in the mid-Atlantic region of the United States. In addition, we market conventional first mortgage loans under the name American Household Mortgage. See "--Lending and Leasing Activities - Conventional First Mortgage Loans."

Loan and Lease Servicing

         Generally, we service the loans and leases we maintain as available for sale or which we securitize in accordance with our established servicing procedures. Servicing includes collecting and transmitting payments to investors, accounting for principal and interest, collections and foreclosure activities, and selling the real estate or other collateral that is acquired. At March 31, 2000, our total managed portfolio included approximately 29,402 loans and leases with an aggregate outstanding balance of $1.7 billion. We generally receive contractual servicing fees for our servicing responsibilities. In addition, we receive other ancillary fees related to the loans and leases serviced. Our servicing and collections activities are centralized at the processing center located at our operating office in Bala Cynwyd, Pennsylvania.

         In servicing loans and leases, we typically send an invoice to obligors on a monthly basis advising them of the required payment and its due date. We begin the collection process immediately after a borrower fails to make a monthly payment. When a loan or lease becomes 45 to 60 days delinquent, it is referred to our legal collection group for the initiation of foreclosure proceedings or other legal remedies. In addition, after a loan or lease becomes 61 days delinquent, our loss mitigation unit becomes involved. Our loss mitigation unit tries to reinstate a delinquent loan or lease, seek a payoff, or occasionally enter into a modification agreement with the borrower to avoid foreclosure. All proposed work-out arrangements are evaluated on a case-by-case basis, based upon the borrower's past credit history, current financial status, cooperativeness, future prospects and the reasons for the delinquency. If the loan or lease becomes delinquent 61 days or more and a satisfactory work-out arrangement with the borrower is not achieved or the borrower declares bankruptcy, the foreclosure, replevin or other legal action is initiated. Legal action may be initiated prior to a loan or lease becoming delinquent over 60 days if management determines that the circumstances warrant such action.

         Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired or expected to be acquired by foreclosure or deed in lieu of foreclosure, we record it at the lower of cost or estimated fair value, less estimated cost of disposition. After acquisition, all costs incurred in maintaining the property are accounted for as expenses.

         Our ability to foreclose on some properties may be affected by state and federal environmental laws. The costs of investigation, remediation or removal of hazardous substances may be substantial and can easily exceed the value of the property. The presence of hazardous substances, or the failure to properly eliminate the substances from the property, can hurt the owner's ability to sell or rent the property and prevent the owner from using the property as collateral for a loan. Even people who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of the substances at the disposal or treatment facility, whether or not the facility is owned or operated by the person who arranged for the disposal or treatment. See "Risk Factors - Environmental laws and regulations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could reduce our revenues."

         As the servicer of securitized loans and leases, we are obligated to advance funds for scheduled payments that have not been received from the borrower unless we determine that our advances will not be recoverable from subsequent collections in respect to the related loans or leases. See "--Securitizations."

Underwriting Procedures and Practices

         Summarized below are some of the policies and practices which are followed in connection with the origination of business purpose loans, home equity loans and conventional first mortgage loans. These policies and practices may be altered, amended and supplemented as conditions warrant. We reserve the right to make changes in our day-to-day practices and policies.

         Our loan and lease underwriting standards are applied to evaluate prospective borrowers' credit standing and repayment ability as well as the value and adequacy of the mortgaged property as collateral. Initially, the prospective borrower is required to fill out a detailed application providing pertinent credit information. As part of the description of the prospective borrower's financial condition, the borrower is required to provide information concerning assets, liabilities, income, credit, employment history and other demographic and personal information. If the application demonstrates the prospective borrower's ability to repay the debt as well as sufficient income and equity, loan processing personnel generally obtain and review an independent credit bureau report on the credit history of the borrower and verification of the borrower's income. Once all applicable employment, credit and property information is obtained, a determination is made as to whether sufficient unencumbered equity in the property exists and whether the prospective borrower has sufficient monthly income available to meet the prospective borrower's monthly obligations.

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


         Generally, business purpose loans collateralized by residential real estate must have an overall loan-to-value ratio (based solely on the independent appraised fair market value of the real estate collateral securing the loan) on the properties collateralizing the loans of no greater than 75%. Business purpose loans collateralized by commercial real estate must generally have an overall loan-to-value ratio (based solely on the independent appraised fair market value of the real estate collateral securing the loan) of no greater than 60% percent. In addition, in substantially all instances, we also receive additional collateral in the form of, among other things, personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets, as available. The business purpose loans we originated had an average loan-to-value ratio of 60.9% based solely on the real estate collateral securing the loan for the nine months ended March 31, 2000.

         The maximum acceptable loan-to-value ratio for home equity loans held as available for sale or securitized is generally 90%. The home equity loans we originated had an average loan-to-value ratio of 79.1% for the nine months ended March 31, 2000. Occasionally, exceptions to these maximum loan-to-value ratios are made if other collateral is available or if there are other compensating factors. From time to time, we make loans with loan-to-value ratios in excess of 90% which may be sold with servicing released. Title insurance is generally obtained in connection with all real estate secured loans.

         We generally do not lend more than 95% of the appraised value in the case of conventional first mortgage loans, other than Federal Housing Authority and Veterans Administration loans. We generally require private mortgage insurance on all conventional first mortgage loans with loan-to-value ratios in excess of 80% at the time of origination in order to reduce our exposure. We obtain mortgage insurance certificates from the FHA on all FHA loans and loan guaranty certificates from the VA on all VA loans regardless of the loan-to-value ratio on the underlying loan amount.

         We believe that the consistent application of the criteria described above may mitigate some of the risks associated with lending to non-conforming borrowers.

         In determining whether the mortgaged property is adequate as collateral, we have each property considered for financing appraised. The appraisal is completed by an independent qualified appraiser and generally includes pictures of comparable properties and pictures of the property securing the loan. With respect to business purpose loans, home equity loans and conventional first mortgage loans, the appraisal is completed by an independent qualified appraiser on a Fannie Mae form.

         Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of borrower default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. As a result, we cannot assure that the market value of the real estate underlying the loans will at any time be equal to or in excess of the outstanding principal amount of those loans. Although we have expanded the geographic area in which we originate loans, a downturn in the economy generally or in a specific region of the country may


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

have an effect on our originations. See "Risk Factors - A decline in value of the collateral securing our loans could result in a reduction in originations and an increase in losses on foreclosure which could reduce our profitability."

Loan Administration Procedures

         We employ a large staff of experienced collectors and supervisors working in shifts to manage non-performing loans. In addition, several in-house collection attorneys and paralegals work closely with these collectors and their managers to optimize collection efforts. The goal of our labor-intensive collections program is to emphasize delinquency prevention.

         In servicing business purpose loans and home equity loans, we typically send an invoice to borrowers on a monthly basis advising them of the required payment and its due date. We begin the collection process immediately after a borrower fails to make a monthly payment. We believe we begin the collection process earlier than lenders who provide financing to credit worthy borrowers. When a loan becomes 45 to 60 days delinquent, it is transferred to a workout specialist in the collections department. The workout specialist tries to reinstate a delinquent loan, seek a payoff, or occasionally enter into a modification agreement with the borrower to avoid foreclosure. All proposed workout arrangements are evaluated on a case-by-case basis, based upon the borrower's past credit history, current financial status, cooperativeness, future prospects and the reasons for the delinquency. If the loan becomes delinquent 61 days or more and a satisfactory workout arrangement with the borrower is not achieved or the borrower declares bankruptcy, the matter is immediately referred to our attorneys for collection. Due to this timing, the foreclosure process on most delinquent loans is commenced before the loan is 100 days past due.

         To our knowledge, we are one of very few lenders that has an in-house legal staff dedicated to the collection of delinquent loans and the handling of bankruptcy cases. As a result, we believe our delinquent loans are reviewed from a legal perspective earlier in the collection process than is the case with loans made by traditional lenders so that troublesome legal issues can be noted and, if possible, resolved earlier. Our in-house legal staff also attempts to find solutions for delinquent loans, other than foreclosure. Every loan is analyzed to compare the property value against the loan balance and solutions are presented to the borrower based on the results of that analysis.

         In those situations where foreclosures are handled by outside counsel, the in-house legal staff manages outside counsel to ensure that the time period for handling foreclosures meets or exceeds established industry standards. Frequent contact between in-house and outside counsel insures that the process moves quickly and efficiently in an attempt to achieve a timely and economical resolution to contested matters.

Securitizations

         Since 1995, we have completed 17 securitization transactions. The 17 pools of loans and leases securitized were comprised of approximately $280.1 million of business purpose loans, approximately $1.6 billion of home equity loans and approximately $161.6 million of equipment

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



leases. During fiscal 1999, we securitized $71.9 million of business purpose loans, $613.0 million of home equity loans, and $92.6 million of equipment leases. During the nine months ended March 31, 2000, we securitized $78.9 million of business purpose loans, $622.9 million of home equity loans and $9.2 million of equipment leases.

         Securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the transfer of a pool of financial assets, in our case loans or leases, to a trust in exchange for cash and a retained interest in the securitized loans and leases which is called an interest-only strip. The trust issues various classes of securities which derive their cash flows from a pool of securitized loans and leases. These securities which represent the remaining interest in the trust called the regular interests, are sold to public or private investors. We also retain servicing on securitized loans and leases. See "--Loan and Lease Servicing."

         As the holder of the interest-only strips received in a securitization, we are entitled to receive excess (or residual) cash flows. These cash flows are the difference between the payments made by the borrowers on securitized loans and leases and the sum of the scheduled and prepaid principal and pass-through interest paid to the investors in the trust, servicing fees, trustee fees and, if applicable, surety fees. Surety fees are paid to an unrelated insurance entity to provide protection for the trust investors. Overcollateralization is the excess of the aggregate principal balances of loans and leases in a securitized pool over investor interests. Overcollateralization requirements are established to provide additional protection for the trust investors.

         We may be required either to repurchase or to replace loans or leases which do not conform to the representations and warranties we made in the pooling and servicing agreements entered into when the loans or leases are pooled and sold through securitizations. As of March 31, 2000, we had not been required to repurchase or replace any such loans or leases.

         When borrowers are delinquent in making scheduled payments on loans or leases included in a securitization trust, we are required to advance interest payments with respect to such delinquent loans or leases to the extent that we determine that such advances will be ultimately recoverable. These advances require funding from our capital resources but have priority of repayment from the succeeding month's collection.

         While we are under no obligation to do so, at times we repurchase some foreclosed and delinquent loans for ease of administration and to maximize the economic recovery.

         Our securitizations often include a prefunding option where a portion of the cash received from investors is withheld until additional loans or leases are transferred to the trust. The loans or leases to be transferred to the trust to satisfy the prefund option must be substantially similar in terms of collateral, size, term, interest rate, geographic distribution and loan-to-value ratio as the loans or leases initially transferred to the trust. To the extent we fail to originate a sufficient number of qualifying loans or leases for the prefunded account within the specified time period, our earnings during the quarter in which the funding was to occur would be reduced.

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         The securitization of loans and leases generated gain on sale of loans and leases during the nine months ended March 31, 2000 of $63.0 million, and generated gain on sale of loans and leases during the year ended June 30, 1999 of $64.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Securitization Accounting Considerations."

         Subject to market conditions, we anticipate that we will continue to securitize business purpose loans and home equity loans. We believe that a securitization program provides a number of benefits by allowing us to diversify our funding base, provide liquidity and lower our cost of funds.

Competition

         We compete for business purpose loans against many other finance companies and financial institutions. Although many other entities originate business purpose loans, we have focused our lending efforts on our niche market of businesses which may qualify for loans from traditional lending sources but who we believe are attracted to our products as a result of our marketing efforts, responsive customer service and rapid processing and closing periods.

         We have significant competition for home equity loans. Through Upland Mortgage and New Jersey Mortgage, we compete with banks, thrift institutions, mortgage bankers and other finance companies, which may have greater resources and name recognition. We attempt to mitigate these factors through a highly trained staff of professionals, rapid response to prospective borrowers' requests and by maintaining a relatively short average loan processing time. In addition, we implemented our Bank Alliance Program in order to generate additional loan volume.

         The various segments of our lending businesses are highly competitive. See "Risk Factors -- Competition from other lenders and lessors could adversely affect our profitability."

Regulation

         General. Our business is regulated by both federal and state laws. All home equity and conventional first mortgage loans must meet the requirements of, among other statutes and regulations, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act of 1974, Federal Reserve Board Regulations Z and B and Department of Housing and Urban Development Regulation X.

         Truth in Lending. The Truth in Lending Act and Regulation Z contain disclosure requirements designed to provide consumers with uniform, understandable information about the terms and conditions of loans and credit transactions so that consumers may compare credit terms. The Truth in Lending Act also guarantees consumers a three-day right to cancel transactions described in the act and imposes specific loan feature restrictions on some loans including the same type originated by us. We believe that we are in compliance with the Truth in Lending Act in all material respects. If we were found not to be in compliance with the Truth in Lending Act, some aggrieved borrowers could have the right to rescind their loans and/or to

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


demand, among other things, the return of finance charges and fees paid to us. Other fines and penalties can also be imposed under the Truth in Lending Act and Regulation Z.

         Equal Credit Opportunity and Other Laws. We are also required to comply with the Equal Credit Opportunity Act and Regulation B, which prohibit creditors from discriminating against applicants on the basis of race, color, religion, national origin, sex, age or marital status. Regulation B also restricts creditors from obtaining specific types of information from loan applicants. Among other things, it also requires disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. We are also required to report statistical information on loan applicants to the Department of Housing and Urban Development which monitors compliance with fair lending laws.

         In instances where the applicant is denied credit or the rate of interest for a loan increases as a result of information obtained from a consumer credit reporting agency, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the reporting agency whose credit report was used in determining to reject a loan application. It also requires that lenders provide other information and disclosures about the loan application rejection. In addition, we are subject to the Fair Housing Act and regulations under the Fair Housing Act, which broadly prohibit specific discriminatory practices in connection with our home equity lending business.

         We are also subject to the Real Estate Settlement Procedures Act and Regulation X. These laws and regulations, which are administered by the Department of Housing and Urban Development, impose limits on the amount of funds a borrower can be required to deposit with us in any escrow account for the payment of taxes, insurance premiums or other charges; limits the fees which may be paid to third parties; and imposes various disclosure requirements.

         We are subject to various other federal and state laws, rules and regulations governing the licensing of mortgage lenders and servicers, procedures that must be followed by mortgage lenders and servicers, and disclosures that must be made to consumer borrowers. Failure to comply with these laws, as well as with the laws described above, may result in civil and criminal liability.

         Several of our subsidiaries are licensed and regulated by the departments of banking or similar entities in the various states in which they are licensed. The rules and regulations of the various states impose licensing and other restrictions on lending activities such as prohibiting discrimination and regulating collection, foreclosure procedures and claims handling, payment features, and, in some cases, these laws fix maximum interest rates and fees. Failure to comply with these requirements can lead to termination or suspension of licenses, rights of rescission for mortgage loans, individual and class action lawsuits and administrative enforcement actions. Upland Mortgage and New Jersey Mortgage maintain compliance with the various federal and state laws through its in-house counsel and outside counsel which review their documentation and procedures and monitor and inform them of various changes in the laws.

         The previously described laws and regulations are subject to legislative, administrative and judicial interpretation. Some of these laws and regulations have recently been enacted.

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


Some of these laws and regulations are rarely challenged in or interpreted by the courts. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted regulations can make it difficult for us to know what is permitted conduct under these laws and regulations. Any ambiguity under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with the applicable laws and regulations. See "Risk Factors - Our lending business is subject to government regulation and licensing requirements which may hinder our ability to operate profitably."

         Federal and state government agencies have recently begun to consider, and in some instances have adopted, legislation to restrict lenders' ability to charge rates and fees in connection with subprime residential mortgage loans and loans to borrowers with problem credit. Such legislation also imposes various loan term restrictions, e.g., limits on balloon loan features. Frequently referred to generally as "predatory lending" legislation, such legislation may limit our ability to impose fees, charge interest rates on consumer loans to those borrowers with problem credit and may impose additional regulatory restrictions on our business.

         The Gramm-Leach-Bliley Act, which was signed into law at the end of 1999, contains comprehensive consumer financial privacy restrictions. The various federal enforcement agencies, including the Federal Trade Commission, have issued final regulations to implement this act; however, compliance with the new regulations is voluntary until July 1, 2001. These restrictions fall into two basic categories. First, a financial institution must provide various notices to consumers about an institution's privacy policies and practices. Second, this act gives consumers the right to prevent the financial institution from disclosing non-public personal information about the consumer to non-affiliated third parties, with exceptions. As with any new regulations, we intend to prepare the appropriate disclosures and internal procedures to assure compliance with these new requirements.

         Although we believe that we have implemented systems and procedures to make sure that we comply with regulatory requirements, if more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult.

         Truth in Savings. If we receive the regulatory approval to operate an industrial loan company, we will offer certificates of deposit through our industrial loan company and will be subject to the disclosure requirements contained in the Truth in Savings Act and Regulation DD which require depository institutions to provide uniform disclosures to consumers about the rates and terms of certificates of deposit and other retail deposit accounts. These disclosures enable consumers to make meaningful comparisons among depository institutions. Failure to comply with these disclosure requirements would subject the depository institution to claims for damages from account holders, as well as, other fines and penalties imposed by the regulatory agencies.

         Federal Deposit Insurance Corporation. If we receive the regulatory approval to operate an industrial loan company, the deposits of our industrial loan company will be insured by the Federal Deposit Insurance Corporation up to limits permitted by applicable law. As such,

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


the Federal Deposit Insurance Corporation will exercise primary regulatory supervision over our industrial loan company. The Federal Deposit Insurance Corporation will also oversee the compliance of our industrial loan company with consumer protection laws and regulations applicable to lending and deposit products, as set forth above. In addition, if we receive regulatory approval to operate an industrial loan company, the Federal Deposit Insurance Corporation will establish the reporting, capital and reserve requirements of our industrial loan company in accordance with the Federal Deposit Insurance Act. Currently, we are unable to predict what capital requirements will be imposed on our industrial loan company. If our industrial loan company fails to comply with the applicable regulatory requirements, the industrial loan company would be subject to enforcement actions by the Federal Deposit Insurance Corporation.

Employees

         At March 31, 2000, we employed 883 people on a full-time basis and 25 people on a part-time basis. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good.

Property

         Except for real estate acquired in foreclosure in the normal course of our business, we do not presently hold title to any real estate for operating purposes. The interests which we presently hold in real estate are in the form of mortgages against parcels of real estate owned by our borrowers or their affiliates and real estate acquired through foreclosure.

         We presently lease office space at 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania, just outside the city limits of Philadelphia. We are currently leasing this office space under lease with an annual rental cost of approximately $2.2 million. The current lease term expires in July 31, 2003. We also lease the Roseland, New Jersey office which functions as the headquarters for New Jersey Mortgage and its subsidiaries. The Roseland office lease term expires in July 2003 and contains a renewal option for an additional term of five years. The Roseland office facility has a current annual rental cost of approximately $766,000. In addition, we lease branch offices on a short term basis in various cities throughout the United States. We do not believe that the leases for the branch offices are material to our operations.

Legal Proceedings

         From time to time, we are involved as plaintiff or defendant in various other legal proceedings arising in the normal course of our business. While we cannot predict the ultimate outcome of these various legal proceedings, it is management's opinion that the resolution of these legal actions should not have a material effect on our financial position, results of operations or liquidity.

                       WHERE YOU CAN FIND MORE INFORMATION

         We filed a Registration Statement on Form S-2 (which, together with all exhibits and schedules thereto, is referred to as the "registration statement") with the SEC, with respect to the registration of the notes offered by this prospectus, which contains additional information and documents. For further information pertaining to our business, the debt securities offered by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement.

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. So long as we are subject to the SEC's reporting requirements, we will continue to furnish the reports and other required information to the SEC. We will furnish all holders of the notes with copies of our annual reports containing audited financial statements and an opinion thereon expressed by our independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

         The following documents that we filed with the SEC, as well as all other reports filed with the SEC since June 30, 1999 are incorporated by reference in this prospectus:


                 SEC Filing                              Period or Date
-----------------------------------------  -------------------------------------
Annual Report on Form 10-K
(File No. 0-22474)                                         June 30, 1999
Quarterly Reports on Form 10-Q                          September 30, 1999
(File No. 0-22474)                                      December 31, 1999
                                                          March 31, 2000


         You may read and copy any reports, statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our SEC filings are also available on the SEC's Internet site (http://www.sec.gov).

         Our common stock is traded on the NASDAQ National Market System under the symbol "ABFI." You may also read reports, proxy statements and other information we file at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

         We will provide, at no cost, to each person to whom this prospectus is delivered, upon written or oral request, copies of any of the information incorporated by reference or included in the registration statement, which is not included in this prospectus. Requests should be directed to:

                            Jeffrey M. Ruben, Esquire
                   American Business Financial Services, Inc.
                            Bala Pointe Office Centre
                           111 Presidential Boulevard
                              Bala Cynwyd, PA 19004
                                 (610) 668-2440

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


                                   MANAGEMENT

General

         All of our directors and executive officers hold office during the term for which they are elected and until their successors are elected and qualified.

         The following table sets forth information regarding our Board of Directors and executive officers:


                 Name                    Age (1)                        Position
------------------------------------    --------   ---------------------------------------------
Anthony J. Santilli.................        57     Chairman, President, Chief Executive Officer,
                                                   Chief Operating Officer and Director
Leonard Becker......................        76     Director
Michael DeLuca......................        68     Director
Richard Kaufman.....................        58     Director
Harold E. Sussman...................        74     Director
Beverly Santilli....................        40     First Executive Vice President and Secretary of
                                                   ABFS and President of American Business Credit
Jeffrey M. Ruben....................        37     Executive Vice President and General Counsel
Albert W. Mandia....................        52     Executive Vice President and Chief Financial
                                                   Officer
Milt Riseman........................        63     Chairman of Consumer Mortgage Group
Ralph J. Hall.......................        51     Chairman of Business Alliance Group

-----------------------
(1)  As of March 31, 2000.

Directors

         Our Amended and Restated Certificate of Incorporation currently provides that the Board shall consist of not less than one nor more than fifteen directors and that within these limits the number of directors shall be as established by the Board. The Board has set the number of directors at five or until their successors are elected and qualified. Our Amended and Restated Certificate of Incorporation provides that the Board of Directors shall be divided into three classes which, have staggered terms of office, and which are as equal in number as possible. The members of each class of directors are to be elected for a term of three years. Our Amended and Restated Articles of Incorporation does not permit stockholders to cumulate their votes for the election of directors.

         The principal occupation of each of our directors is set forth below. All directors have held their present position for at least five years unless otherwise indicated.

         Anthony J. Santilli is our Chairman, President, Chief Executive Officer and Chief Operating Officer and is an executive officer of its subsidiaries. He has held the positions since early 1993 when we became the parent company of American Business Credit. He has held the positions with the subsidiaries since the formation of American Business Credit in June 1988.



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


         Prior to the founding of American Business Credit in 1988, Mr. Santilli was Vice President and Department Head of the Philadelphia Savings Fund Society ("PSFS"). As such, Mr. Santilli was responsible for PSFS' commercial relationships with small and middle market business customers. Mr. Santilli also served as the Secretary of PSFS' Asset/Liability Committee from May 1983 to June 1985 and as the Secretary of PSFS' Policy Committee from June 1986 to June 1987.

         Leonard Becker is a self-employed real estate investor, a position he has held since 1980. Mr. Becker was a former 50% owner and officer of the SBIC of the Eastern States, Inc., a federally licensed small business corporation which made medium term loans to small business concerns from 1967 to 1980. For the last 30 years, Mr. Becker has been heavily involved in the investment in and management of real estate, and has been involved in the ownership of numerous shopping centers, office buildings and apartments.

         Michael DeLuca is Chief Executive Officer and a Director of Lux Products Corporation, a position he has held since 1991. Mr. DeLuca was President, Chairman of the Board, Chief Executive Officer and a former owner of Bradford-White Corporation, a manufacturer of plumbing products from 1982 to the end of 1991. Presently, Mr. DeLuca serves as a Director of BWC-West, Inc., Bradford-White International.

         Richard Kaufman is Chairman and Chief Executive Officer of Academy Industries, Inc., a paper converting company, a position he has held since December 1996. From 1982 to 1996, he was self-employed and involved in making and managing investments for his own benefit. From 1976 to 1982, Mr. Kaufman was President and Chief Operating Officer of Morlan International, Inc., a cemetery and financial services conglomerate. From 1970 to 1976, Mr. Kaufman served as a Director and Vice President-Real Estate and Human Services Division of Texas International, Inc., an oil and gas conglomerate.

         Harold E. Sussman is currently a principal in and Chairman of the Board of the real estate firm of Colliers, Lanard & Axilbund, a major commercial and industrial real estate brokerage and management firm in the Philadelphia area, with which he has been associated since 1972.

Executive Officers who are not also Directors

         The following is a description of the business experience of each executive officer who is not also a director.

         Beverly Santilli, age 40, is First Executive Vice President, a position she has held since September 1998 and Secretary, a position she has held since our inception. Mrs. Santilli has held a variety of positions including Executive Vice President and Vice President. Mrs. Santilli is also the President of American Business Credit. Mrs. Santilli is responsible for all sales, marketing and day-to-day operation of American Business Credit. Mrs. Santilli is also responsible for human resources of ABFS. Prior to joining American Business Credit and from September 1984 to November 1987, Mrs. Santilli was affiliated with PSFS initially as an

Account Executive and later as a Commercial Lending Officer with that bank's Private Banking Group. Mrs. Santilli is the wife of Anthony J. Santilli.

         Jeffrey M. Ruben, age 37, is Executive Vice President and General Counsel, a position he has held since September 1998 .He is also Executive Vice President and General Counsel of some of our subsidiaries, positions he has held since April 1992. Mr. Ruben is responsible for the loan and the lease collections departments, the asset allocation unit and the legal department. Mr. Ruben served as Senior Vice President from April 1992 to September 1999. From June 1990 until he joined us in April 1992, Mr. Ruben was an attorney with the law firm of Klehr, Harrison, Harvey, Branzburg & Ellers in Philadelphia, Pennsylvania. From December 1987 until June 1990, Mr. Ruben was employed as a credit analyst with the CIT Group Equipment Financing, Inc. Mr. Ruben is a member of the Pennsylvania and New Jersey Bar Associations. Mr. Ruben holds both a New Jersey Mortgage Banker License and a New Jersey Secondary Mortgage Banker License.

         Albert W. Mandia, age 52, is Executive Vice President and Chief Financial Officer of ABFS, positions he has held since June 1998 and October 1998, respectively. Mr. Mandia is responsible for all financial, information systems and investor relations functions. From 1974 to 1998, Mr. Mandia was associated with CoreStates Financial Corp. where he last held the position of Chief Financial Officer from February 1997 to April 1998.

         Milt Riseman, age 63, is Chairman of the Consumer Mortgage Group, a position he has held since June 1999. Mr. Riseman is responsible for the sales, marketing and day-to-day operation of Upland Mortgage, including the Upland Mortgage retail operation at the Bala Cynwyd, Pennsylvania headquarters, and the Upland branch operation, which includes 12 offices throughout the United States. He is also responsible for the consumer mortgage web site, www.UplandMortgage.com. Mr. Riseman was President of Advanta Mortgage from February 1994 until 1999. He joined Advanta in 1992 as Senior Vice President, administration. From 1986 until 1992, Mr. Riseman was President of Citicorp Acceptance Corp. He joined Citicorp in 1965, and in 1978, he moved into general management positions in the bank's New York region.

         Ralph J. Hall, age 51, is Chairman of the Business Alliance Group, a position he held since May 2000. Mr. Hall is responsible for leading our New Jersey Mortgage and Processing Service Center subsidiaries in their business development efforts. He will also lead the growing business opportunities presented by business-to-business commerce. Mr. Hall was President and Chief Executive Officer of GreenPoint Mortgage Corp., North Carolina and Executive Vice President of GreenPoint Bank, New York, from July 1995 to April 2000. From 1992 to 1994, Mr. Hall was General Manager and Chief Operating Officer of GMAC Mortgage Corp., Philadelphia, Pennsylvania. Before joining GMAC Mortgage, he was President and Chief Executive Officer of GMAC Capital Corp. in Utah. Mr. Hall has also held positions with Citicorp, Arthur Anderson & Co., and Shell Oil Company.


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


                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 15, 2000 by our directors and executive officers and each person known to be the beneficial owners of five percent or more of our common stock, and all directors and executive officers as a group. The business address of our officers is our address.

                                                                            Number of
                                                                             Shares
                                                                          Beneficially              Percentage of
 Name, Position and Address of Beneficial Owner                              Owned (1)                  Class
------------------------------------------------------------------    ------------------------    -----------------
Anthony J. Santilli, Chairman, President, Chief Executive Officer,          1,009,646 (2)(3)          28.6%
Chief Operating Officer and Director of ABFS and Beverly Santilli,
President of ABC and First Executive Vice President and Secretary of
ABFS

Michael DeLuca, Director of ABFS                                              224,972 (4)              6.7
Lux Products
6001 Commerce Park
Mt. Laurel, NJ 08054

Richard Kaufman, Director of ABFS                                             199,589 (4)              4.5
1126 Bryn Tyddyn Drive
Gladwyne, PA 19035

Leonard Becker, Director of ABFS                                              123,417 (5)              3.7
Becker Associates
111 Presidential Blvd., Suite 140
Bala Cynwyd, PA 19004

Harold E. Sussman, Director of ABFS                                           127,297 (4)              3.8
Colliers, Lanard & Axilbund
399 Market Street, 3rd Floor
Philadelphia, PA 19106

Jeffrey M. Ruben                                                               46,775 (6)              0.6
Executive Vice President and General Counsel of ABFS

Albert W. Mandia                                                               34,125 (7)              0.2
Executive Vice President and Chief Financial Officer of ABFS

Milt Riseman                                                                   20,000 (8)                 (10)
Chairman of the Consumer Mortgage Group

Ralph J. Hall                                                                  20,000 (8)                 (10)
Chairman of the Business Alliance Group

All executive officers and directors as a group (10 persons)                1,805,821 (9)             46.8

-----------------------------
(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC. Accordingly they may include securities owned by or for, among others, the wife and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.

(2)    Shares listed are held in joint tenancy by Mr. and Mrs. Santilli.
(3) Includes options to purchase 49,375 shares of common stock awarded to Mr. Santilli pursuant to our Stock Option Plan, of which 30,975 are currently exercisable, and options to purchase 38,375 shares of common stock awarded to Mrs. Santilli pursuant to our Stock Option Plan, of which 9,975 are currently exercisable.
(4) Includes options to purchase 49,375 shares of common stock awarded pursuant to our Non-Employee Directors Stock Option Plan, all of which are currently exercisable.
(5) Includes options to purchase 26,875 shares of common stock awarded pursuant to our Non-Employee Directors Stock Option Plan, all of which are currently exercisable.
(6) Includes options to purchase 38,375 shares of common stock awarded pursuant to our Stock Option Plan, of which 9,975 are currently exercisable.
(7) Includes options to purchase 33,125 shares of common stock awarded pursuant to our Stock Option Plan, of which 5,250 are currently exercisable.
(8) Includes options to purchase 20,000 shares of common stock awarded to our Stock Option Plan, of which none are currently exercisable.
(9) Includes options to purchase 374,250 shares of common stock awarded to directors and officers of which 231,175 are currently exercisable.
(10)   Less than one percent.

                           MARKET FOR COMMON STOCK AND
                           RELATED STOCKHOLDER MATTERS

         Our common stock is currently traded on the NASDAQ National Market System under the symbol "ABFI." Our common stock began trading on the NASDAQ National Market System on February 14, 1997. Prior to February 14, 1997, our common stock had been traded on the Philadelphia Stock Exchange under the symbol "AFX" since May 13, 1996. Prior to the commencement of trading on the PHLX, there was no active trading market for our common stock.

         The following table sets forth the high and low sales prices of our common stock for the periods indicated. The stock price information appearing in the table below has been retroactively adjusted to reflect the effect of a 5% stock dividend declared subsequent to June 30, 1999. On June 23, 2000, the closing price of the common stock on the NASDAQ National Market System was $10.31.

                 Quarter Ended                        High             Low
------------------------------------------------   ----------       ---------
June 30, 1997.................................     $  21.42         $  17.62
September 30, 1997............................        22.86            18.57
December 31, 1997.............................        26.67            19.64
March 31, 1998................................        26.19            19.52
June 30, 1998.................................        24.29            20.95
September 30, 1998............................        20.71            11.19
December 31, 1998.............................        13.70             5.48
March 31, 1999................................        14.29            11.67
June 30, 1999.................................        18.93            10.23
September 30, 1999............................        13.75            11.69
December 31, 1999.............................        13.00             9.34
March 31, 2000................................        26.00            11.63
June 30, 2000 (through June 23, 2000).........        18.38            10.00

         As of May 31, 2000, there were 125 record holders and approximately 1,300 beneficial holders of our common stock.

         During the nine months ended March 31, 2000, we paid $0.22 per share in dividends on our common stock, for an aggregate dividend payment of $778,000. During fiscal 1999, we paid $0.165 per share in dividends on our common stock, for an aggregate dividend payment of $575,000. During fiscal 1998, we paid dividends of $211,000 on our common stock. The payment of dividends in the future is in the sole discretion of our Board of Directors and will depend, among other things, upon earnings, capital requirements and financial condition, as well as other relevant factors.

         On August 18, 1999, our Board of Directors declared a 5% stock dividend paid on September 27, 1999, to stockholders of record as of September 3, 1999. The stock price information in the table has been adjusted to reflect this stock dividend.

         As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the excess of our net assets over paid-in-capital or, if there is no excess, our net profits for the current and/or immediately preceding fiscal year.

         On October 27, 1997, we issued 20,240 shares of common stock to Stanley
L. Furst and Joel E. Furst as partial consideration for their 100% interest in New Jersey Mortgage.

                              PLAN OF DISTRIBUTION

         We do not currently use a broker-dealer or the agent to assist in the sales of the debt securities. We may employ the services of a National Association of Securities Dealers, Inc. member broker-dealer in the future for purposes of offering the debt securities on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we may pay the broker-dealer a commission which we estimate will range from .5% to 10% of the sale price of any notes sold through the broker-dealer, depending on numerous factors. We may also agree to indemnify the broker-dealer against specific liabilities, including liabilities under the Securities Act and to reimburse the broker-dealer for its costs and expenses, up to a maximum to be determined, based upon the total dollar value of the securities sold. We will otherwise offer the debt securities through our employees in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934.

         We may reject any order, in whole or in part, for any reason. Your order is irrevocable upon receipt by us. In the event your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders will be refunded within 48 hours after receipt. Once your order has been accepted, the applicable order funds will be promptly deposited in our account. We will send a receipt to you as soon as practicable after acceptance of your order. No minimum number of debt securities must be sold in the offering. You will not know at the time of order whether we will be successful in completing the sale of any or all of the debt securities being offered. We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

         We may from time to time offer investment incentives to investors. These incentives could take the form of merchandise travel, accommodations, or other goods or services which would be awarded to investors who satisfy total investment, length of investment or other criteria. There are no specific incentive programs in place on the date of this prospectus. Any specific incentive program would be disclosed in a prospectus supplement. Investors must consider that they will recognize income for income tax purposes based upon the value of any incentive received.

                                  LEGAL MATTERS

         Blank Rome Comisky & McCauley LLP, a Pennsylvania limited liability partnership, Philadelphia, Pennsylvania, will deliver an opinion stating that the debt securities when issued as contemplated by this prospectus will be binding obligations.

                                     EXPERTS

         Our consolidated financial statements as of June 30, 1999 and 1998 and for the years ending June 30, 1999, 1998 and 1997 included in this prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their report appearing in this prospectus and have been included in reliance upon that report given upon the authority of BDO Seidman, LLP as experts in accounting and auditing.

                      AMERICAN BUSINESS FINANCIAL SERVICES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                    Page
                                                                                    ----
Unaudited Quarterly Financial Information:
  Consolidated Balance Sheets as of March 31, 2000
        and June 30, 1999............................................................F-2
  Consolidated Statements of Income for the three and nine months ended
        March 31, 2000 and 1999......................................................F-3
  Consolidated Statements of Stockholders' Equity for the nine months ended
        March 31, 2000 and 1999......................................................F-4
  Consolidated Statements of Cash Flow for the nine months ended
        March 31, 2000 and 1999......................................................F-5
  Notes to Consolidated Financial Statements.........................................F-7

Audited Annual Financial Information:
  Report of Independent Certified Public Accountants.................................F-15
  Consolidated Balance Sheets as of June 30, 1999 and 1998...........................F-16
  Consolidated Statements of Income for the years ended
        June 30, 1999, 1998 and 1997.................................................F-17
  Consolidated Statements of Stockholders' Equity for the years ended
        June 30, 1999, 1998 and 1997.................................................F-18
  Consolidated Statements of Cash Flow for the years ended
        June 30, 1999, 1998 and 1997.................................................F-19
  Notes to Consolidated Financial Statements.........................................F-22

           American Business Financial Services, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                             (dollars in thousands)

                                                                  March 31,    June 30,
                                                                    2000        1999
                                                                 ----------   ---------
                                                                 (Unaudited)   (Note)
Assets
Cash and cash equivalents                                         $ 45,399    $ 22,395
Loan and lease receivables, net
     Available for sale                                             33,259      33,776
     Other                                                          10,819       6,863
Interest-only strips                                               258,772     178,218
Receivable for sold loans and leases                                62,651      66,086
Prepaid expenses                                                     4,412       1,671
Property and equipment, net                                         17,299      10,671
Servicing rights                                                    66,081      43,210
Other assets                                                        35,065      33,411
                                                                  --------    --------

Total assets                                                      $533,757    $396,301
                                                                  ========    ========

Liabilities and Stockholders' Equity

Liabilities
Subordinated debt                                                 $329,038    $211,652
Warehouse lines and other notes payable                             57,302      58,691
Accounts payable and accrued expenses                               27,148      26,826
Deferred income taxes                                               26,198      16,604
Other liabilities                                                   27,579      24,282
                                                                  --------    --------

Total liabilities                                                  467,265     338,055
                                                                  --------    --------

Stockholders' Equity
Preferred stock, par value $.001, Authorized, 1,000,000 shares
     Issued and outstanding, none                                       --          --
Common stock, par value $.001, Authorized, 9,000,000 shares
     Issued: 3,639,704 and 3,703,514 shares (including treasury
     shares of 250,300 and 116,550)                                      4           3
Additional paid-in capital                                          24,284      23,339
Accumulated other comprehensive income                               3,663       3,354
Retained earnings                                                   42,125      33,596
Treasury stock, 250,300 and 116,550 shares                          (2,984)     (1,446)
                                                                  --------    --------

                                                                    67,092      58,846
Note receivable                                                       (600)       (600)
                                                                  --------    --------

Total stockholders' equity                                          66,492      58,246
                                                                  --------    --------

Total liabilities and stockholders' equity                        $533,757    $396,301
                                                                  ========    ========

Note: The balance sheet at June 30, 1999 has been derived from the audited financial statements at that date. See accompanying notes to consolidated financial statements.

           American Business Financial Services, Inc. and Subsidiaries
                        Consolidated Statements of Income
                  (amounts in thousands except per share data)
                                   (unaudited)

                                            Three Months Ended   Nine Months Ended
                                                 March 31,          March 31,
                                            ------------------   -----------------
                                               2000     1999       2000     1999
                                             -------   -------   -------   -------
Revenues
Gain on sale of loans and leases             $23,412   $17,417   $63,025   $45,789
Interest and fees                              4,723     4,271    14,219    12,717
Interest accretion on interest-only strips     4,836       307    11,902       699
Servicing income                               1,173       952     3,412     1,967
Other income                                       2        22         5        37
                                             -------   -------   -------   -------

Total revenues                                34,146    22,969    92,563    61,209
                                             -------   -------   -------   -------

Expenses
Interest                                      10,112     6,126    26,175    15,674
Provision for credit losses                      331       542     1,040       745
Employee related costs                         2,820     1,157     7,342     3,666
Sales and marketing                            6,081     5,830    19,945    15,083
General and administrative                     8,277     3,832    18,956     9,910
                                             -------   -------   -------   -------

Total expenses                                27,621    17,487    73,458    45,078
                                             -------   -------   -------   -------

Income before provision for income taxes       6,525     5,482    19,105    16,131

Provision for income taxes                     2,610     1,973     7,642     5,704
                                             -------   -------   -------   -------

Net income                                   $ 3,915   $ 3,509   $11,463   $10,427
                                             =======   =======   =======   =======

Earnings per common share:
Basic                                        $  1.16   $  0.95   $  3.32   $  2.82
Diluted                                      $  1.12   $  0.92   $  3.23   $  2.74

Average common shares:
Basic                                          3,375     3,703     3,451     3,700
Diluted                                        3,502     3,806     3,538     3,810
==================================================================================

See accompanying notes to consolidated financial statements.

           American Business Financial Services, Inc. and Subsidiaries
                 Consolidated Statements of Stockholders' Equity
                             (amounts in thousands)
                                   (unaudited)


                                                       Common Stock
                                                ---------------------------                    Accumulated
                                                    Number                     Additional         Other
                                                   Of Shares                     Paid-In      Comprehensive     Retained
                                                  Outstanding     Amount         Capital         Income         Earnings
                                                --------------- -----------    ----------     -------------     --------
Balance, June 30, 1999                               3,587        $    3        $23,339           $3,354        $33,596
Comprehensive income:
     Net income                                         --            --             --               --         11,463
     Unrealized gains on investment securities          --            --             --              309             --
                                                     -----        ------        --------          ------        -------

Total comprehensive income                              --            --             --              309         11,463
                                                     -----        ------        --------          ------        -------

Exercise of stock options                               61             1            211               --             --
Issuance of non-employee stock options                  --            --            130               --             --
Repurchase of treasury shares                         (259)           --             --               --             --
Cash dividends ($0.22 per share)                        --            --             --               --           (778)
Stock dividend (5% of outstanding shares):
     Issuance of treasury shares                        --            --             --               --             --
     Issuance of new shares                             --            --            604               --         (2,156)
                                                     -----        ------        --------          ------        -------

Balance, March 31, 2000                              3,389        $    4        $24,284           $3,663        $42,125
                                                     =====        ======        ========          ======        =======



                              [RESTUBED FOR ABOVE]


                                                                              Total
                                                Treasury        Note      Stockholders'
                                                  Stock      Receivable     Equity
                                                --------     ----------   -------------
Balance, June 30, 1999                           $(1,446)      $(600)        $58,246
Comprehensive income:
     Net income                                       --          --          11,463
     Unrealized gains on investment securities        --          --             309
                                                 -------       -----         -------

Total comprehensive income                            --          --          11,772
                                                 -------       -----         -------

Exercise of stock options                             --          --             212
Issuance of non-employee stock options                --          --             130
Repurchase of treasury shares                     (3,090)         --          (3,090)
Cash dividends ($0.22 per share)                      --          --            (778)
Stock dividend (5% of outstanding shares):
     Issuance of treasury shares                   1,552          --           1,552
     Issuance of new shares                           --          --          (1,552)
                                                 -------       -----         -------

Balance, March 31, 2000                          $(2,984)      $(600)        $66,492
                                                 =======       =====         =======



See accompanying notes to consolidated financial statements.

           American Business Financial Services, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flow
                             (dollars in thousands)
                                   (unaudited)

                                                                      Nine Months Ended
                                                                           March 31,
                                                                    ----------------------
                                                                       2000        1999
                                                                    ---------    ---------
Cash Flows from Operating Activities:
   Net income                                                       $  11,463    $  10,427
   Adjustments to reconcile net income to net
       cash used in operating activities:
        Gain on sale of loans and leases                              (63,025)     (45,789)
        Depreciation and amortization                                  13,945        7,497
        Interest accretion on interest-only strips                    (11,901)        (699)
        Provision for credit losses                                     1,040          745
        Accounts written off, net                                      (1,273)        (761)
   Loans and leases originated for sale                              (844,365)    (653,805)
   Proceeds from sale of loans and leases                             788,638      599,738
   Principal payments on loans and leases                               3,377        8,015
   Increase in accrued interest and fees on
       loan and lease receivables                                      (3,956)      (1,676)
   Purchase of initial overcollateralization on securitized loans
       and leases                                                      (7,342)      (3,724)
   Required purchases of additional overcollateralization on
       securitized loans and leases                                   (20,710)     (11,490)
   Cash flow from interest-only strips                                 34,474       26,482
   Decrease in receivable for loans and leases sold                    13,361        2,537
   Increase in prepaid expenses                                        (2,741)      (1,220)
   Increase in accounts payable and accrued expenses                      322        5,720
   Increase (decrease) in deferred  income taxes                        9,403       (1,145)
   Increase in loans in process                                         3,297        9,255
   Decrease in other, net                                              (1,195)      (1,297)
                                                                    ---------    ---------

Net cash used in operating activities                                 (77,188)     (51,190)
                                                                    ---------    ---------

Cash Flows from Investing Activities:
   Purchase of property and equipment, net                             (9,758)      (3,668)
   Purchase of investment                                                  --         (646)
   Principal receipts on investments                                       24          699
                                                                    ---------    ---------

Net cash used in investing activities                                  (9,734)      (3,615)
                                                                    ---------    ---------

           American Business Financial Services, Inc. and Subsidiaries
                Consolidated Statements of Cash Flow (Continued)
                             (dollars in thousands)
                                   (unaudited)
                                                        Nine Months Ended
                                                             March 31,
                                                       --------------------
                                                         2000        1999
                                                       --------    --------

Cash Flows from Financing Activities:
   Proceeds from issuance of subordinated debt         $177,055    $111,616
   Redemptions of subordinated debt                     (59,670)    (44,022)
   Net borrowings on revolving lines of credit          (10,225)      6,828
   Borrowings, lease financing facility                  12,294          --
   Principal payments on lease financing facility        (1,635)         --
   Principal payments on note payable, other             (1,822)       (686)
   Financing costs incurred                              (2,545)     (2,218)
   Cash dividend paid                                      (778)       (405)
   Exercise of employee stock options                       212          10
   Issuance of non-employee stock options                   130          73
   Repurchase of treasury stock                          (3,090)         --
                                                       --------    --------

Net cash provided by financing activities               109,926      71,196
                                                       --------    --------

      Net increase in cash and cash equivalents          23,004      16,391
      Cash and cash equivalents, beginning of period     22,395       4,486
                                                       --------    --------

      Cash and cash equivalents, end of period         $ 45,399    $ 20,877
                                                       ========    ========

Supplemental disclosures of cash flow information
      Cash paid during the period for:
           Interest                                    $ 19,280    $ 13,302
           Income taxes                                $    500    $  2,755

See accompanying notes to consolidated financial statements.

           American Business Financial Services, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                                 March 31, 2000

1. Basis of Financial Statement Presentation

   American Business Financial Services, Inc., together with its subsidiaries (the "Company"), is a diversified retail financial service organization operating throughout the United States. The Company originates, sells and services loans to businesses secured by real estate and other business assets and conventional first mortgage and home equity loans, including loans to credit impaired borrowers secured by first and second mortgages. In addition, the Company continues to service its managed portfolio of business equipment leases, and to originate a minimal amount of new leases. The Company also sells subordinated debt securities to the public, the proceeds of which are used to fund loan originations and the Company's operations.

   The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and the elimination of intercompany balances) considered necessary for a fair presentation have been included. Operating results for the nine month period ended March 31, 2000 are not necessarily indicative of financial results that may be expected for the full year ended June 30, 2000. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.

   Certain prior period financial statement balances have been reclassified to conform to the current period presentation. All prior period outstanding share, average common share and earnings per common share amounts have been retroactively adjusted to reflect the effect of a 5% stock dividend declared August 18, 1999, and paid September 27, 1999.

   Recent Accounting Pronouncements

   In June 1999, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign-currency-denominated forecasted transaction. At the time of issuance SFAS No. 133 was to be effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 1999. Subsequently in August 1999, the FASB issued the Statement of Financial Accounting Standards No. 137, which deferred the effective date of the standard until years beginning after June 15, 2000. The adoption of this standard is not expected to have a material effect on the Company's financial condition or results of operations.

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2000

1. Basis of Financial Statement Presentation - (Continued)

   In October 1999, the FASB issued Statement of Financial Accounting Standards ("SFAS No. 134"), "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise". SFAS No. 134, which became effective January 1, 1999, requires that after the securitization of a mortgage loan held for sale, the resulting mortgage-backed security or other retained interests be classified based on the Company's ability and intent to hold or sell the investments. As a result, retained interests previously classified as trading assets, as required by prior accounting principles, had been reclassified to available for sale on January 1, 1999.

2. Loan and Lease Receivables - Available for Sale

   Loan and lease receivables available for sale which are held by the Company were as follows (in thousands):

                                                        March 31,    June 30,
                                                           2000        1999
                                                        ---------     -------

Real estate secured loans                                $14,111      $21,027
Leases, net of unearned income of $ 2,696
     and $1,543                                           19,617       13,451
                                                         -------      -------
                                                          33,728       34,478
Less: Allowance for credit losses on loans and leases
     available for sale                                      469          702
                                                         -------      -------

                                                         $33,259      $33,776
                                                         =======      =======

3. Interest-Only Strips

   Activity for interest-only strips during the nine-month period ended March 31, 2000 was as follows (in thousands):

   Balance at beginning of period                                      $178,218
   Initial recognition of interest-only strips,
        including initial overcollateralization of $7,342                81,917
   Required purchases of additional overcollateralization                20,710
   Interest accretion                                                    11,901
   Cash flow from interest-only strips                                  (34,474)
   Net adjustments to fair value                                            500
                                                                       --------

   Balance at end of period                                            $258,772
                                                                       ========

   Interest-only strips include overcollateralization balances that represent excess principal balances of loans and leases in securitization trusts over investor interests maintained to provide credit enhancement to investors in securitization trusts. In order to meet the required overcollateralization levels, the trust initially retains cash flows until overcollateralization requirements, which are specific to each securitization, are met. At March 31, 2000, the Company's investment in overcollateralization was $69.6 million.

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2000

4. Servicing Rights

   Activity for servicing rights during the nine-month period ended March 31, 2000 was as follows (in thousands):

   Balance at beginning of period                                      $43,210
   Initial recognition of servicing rights                              31,439
   Amortization                                                         (8,568)
                                                                       -------

   Balance at end of period                                            $66,081
                                                                       =======

   Servicing rights are periodically valued by the Company based on a discounted cash flow analysis of loans and leases remaining in the securitization trusts. A review for impairment is performed on a disaggregated basis for the predominant risk characteristics, referred to as a stratum, of the underlying loans and leases, which consist of loan type and credit quality and other factors. Impairments if they occurred would be recognized in a valuation allowance for each impaired stratum in the period of impairment. As of March 31, 2000, no valuation allowance for impairment was required.

5. Other Assets

   Other assets were comprised of the following (in thousands):

                                                          March 31,     June 30,
                                                            2000          1999
                                                          ---------     -------

   Goodwill, net of accumulated amortization
        of $2,814 and $1,913                               $15,450      $15,018
   Financing costs, debt offering costs, net of
        accumulated amortization of $5,014 and $3,903        5,902        4,487
   Due from securitization trusts for servicing
        related activities                                   7,131        6,266
   Investments held to maturity (mature April 2000
        through April 2011)                                    990        1,014
   Real estate owned                                         1,781          843
   Other                                                     3,811        5,783
                                                           --------     --------

                                                           $35,065      $33,411
                                                           ========     ========

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2000

6. Subordinated Debt and Warehouse Lines and Other Notes Payable

   Subordinated debt was comprised of the following (in thousands):

                                               March 31,                June 30,
                                                 2000                     1999
                                               --------                 --------

   Subordinated debentures (a)                 $325,539                 $206,918
   Subsidiary subordinated debentures (b)         3,499                    4,734
                                               --------                 --------
   Total subordinated debentures               $329,038                 $211,652
                                               ========                 ========

   Warehouse lines and other notes payable were comprised of the following (in thousands):

                                                     March 31,          June 30,
                                                       2000               1999
                                                     -------            -------
   Warehouse revolving line of credit (c)            $31,774            $42,627
   Warehouse revolving line of credit (d)                 --              3,764
   Warehouse revolving line of credit (e)              4,493                102
   Revolving line of credit (f)                        5,000              5,000
   Repurchase agreement (g)                            4,677              4,677
   Lease funding facility (h)                         10,659                 --
   Senior subordinated debt (i)                           --              1,250
   Other debt                                            699              1,271
                                                     -------            -------
   Total warehouse lines and other notes payable     $57,302            $58,691
                                                     =======            =======

(a) Subordinated debentures due April 2000 through March 2009, interest rates ranging from 6.15% to 12.90%; subordinated to all of the Company's indebtedness.
(b) Subsidiary subordinated debentures due April 2000 through May 2003, interest rates ranging from 9.00% to 11.99%; subordinated to all of the Company's indebtedness.
(c) $150 million warehouse revolving line of credit expiring October 2000, interest rates ranging from LIBOR plus 1.375% to LIBOR plus 2.0%, collateralized by certain loan receivables.
(d) $20 million warehouse revolving line of credit expired January 2000, interest rates at prime less 1.0% or LIBOR at the Company's option, collateralized by lease receivables.
(e) $150 million warehouse line of credit expiring August 2000, interest rate of LIBOR plus 1.0%, collateralized by certain loan receivables. In March 2000, the Company amended its arrangements with this warehouse lender to include an off-balance sheet conduit facility. This arrangement permits the Company to sell loans to a conduit entity sponsored by a bankruptcy remote trust. The sponsor of the facility has the option to re-securitize the loans, ordinarily using longer term certificates. The Company has no obligation to repurchase the loans and neither the third party purchaser nor the sponsor has a right to require such repurchase. If the sponsor fails to re-securitize the loans within 120 days, the third party purchaser has the right to securitize or sell the loans. Under this arrangement, the loans have been isolated from the Company; and, as a result, the transfer to the conduit facility is treated as a sale for financial reporting purposes. As of March 31, 2000, the Company had sold approximately $21.4 million in principal amount of loans to the conduit facility and recognized gains on those sales totaling approximately $2.1 million.
(f) $5 million revolving line of credit expiring December 2000, interest rate of LIBOR plus 2.0%, collateralized by certain interest-only strips in securitization trusts.
(g) Repurchase agreement due April 2000, interest rate of LIBOR plus 0.5%, collateralized by certain lease backed securities.
(h) Lease funding facility due April 2000 through December 2004, interest rate of LIBOR plus 1.775%, collateralized by certain lease receivables.
(i) Senior subordinated debt due December 1999, interest rate of 12.0%, subordinated to certain subsidiary's senior indebtedness.

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2000

7. Earnings Per Share

   Following is a reconciliation of the Company's basic and diluted earnings per share calculations (in thousands except per share data):

                                            Three Months Ended       Nine Months Ended
                                                 March 31,               March 31,
                                             -----------------     --------------------
                                              2000       1999       2000        1999
                                             ------     ------     -------     -------
Earnings
(a)  Net income                              $3,915     $3,509     $11,463     $10,427

Average Common Shares
(b) Average common shares outstanding         3,375      3,703       3,451       3,700
    Average potentially dilutive shares         127        103          87         110
                                             ------     ------     -------     -------
(c) Average common and potentially
     dilutive shares                          3,502      3,806       3,538       3,810
                                             ======     ======     =======     =======

Earnings Per Common Share
Basic (a/b )                                 $ 1.16     $ 0.95     $  3.32     $  2.82
Diluted ( a/c )                              $ 1.12     $ 0.92     $  3.23     $  2.74

8. Segment Information

   The Company has three operating segments: Loan Origination, Servicing, and Investment Note Services.

   The Loan Origination segment originates business purpose loans secured by real estate and other business assets and home equity loans including loans to credit-impaired borrowers and conventional first mortgage loans secured by one to four family residential real estate.

   The Servicing segment services the loans and leases the Company originates both while held by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

   The Investment Note Services segment funds the Company's general operating and lending activities through the offering of the Company's subordinated debt securities.

   All Other mainly represents segments that do not meet the Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" quantitative or defined thresholds for determining reportable segments, financial assets not related to operating segments, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified. Transactions between reportable segments have been reported at cost.

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2000

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Reconciling items represent elimination of inter-segment income and expense items.

Nine months ended                                        Investment
March 31, 2000                               Loan           Note                                      Reconciling
(in thousands)                            Origination     Services       Servicing     All Other        Items       Consolidated
                                          -----------    ----------      ---------     ---------      -----------   ------------
External revenues:
    Gain on sale of loans and
        leases                             $ 63,025        $    --        $    --      $     --       $     --       $ 63,025
    Interest income                           3,760             --             --        13,473             --         17,233
    Non-interest income                       1,535             --         10,770            --             --         12,305
Inter-segment revenues                           --         26,134             --         7,699        (33,833)            --
Operating expenses:
    Interest expense                         19,136         19,402            168        13,603        (26,134)        26,175
    Non-interest expense                     25,822          6,190          6,085         5,048             --         43,145
    Depreciation and amortization             1,458              4            155         2,521             --          4,138
    Inter-segment expense                     7,699             --             --            --         (7,699)            --
Income tax expense                            5,682            215          1,745            --             --          7,642
                                           --------        -------        -------      --------       --------       --------

Net income                                 $  8,523        $   323        $ 2,617      $     --       $     --       $ 11,463
                                           ========        =======        =======      ========       ========       ========
Segment assets                             $116,870        $51,347        $67,370      $298,170       $     --       $533,757
                                           ========        =======        =======      ========       ========       ========

                                      F-12

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2000

Nine months ended                                        Investment
March 31, 1999                               Loan           Note                                      Reconciling
(in thousands)                            Origination     Services       Servicing     All Other        Items       Consolidated
                                          -----------    ----------      ---------     ---------      -----------   ------------
External revenues:
    Gain on sale of loans and
        leases                             $ 45,789        $    --        $    --      $     --       $     --       $ 45,789
    Interest income                           4,596            168             --         1,700             --          6,464
    Non-interest income                       4,382             89          4,485            --             --          8,956
Inter-segment revenues                           --         16,764             --        14,493        (31,257)            --
Operating expenses:
    Interest expense                         12,752         10,247            209         9,230        (16,764)        15,674
    Non-interest expense                     14,390          4,035          1,647         6,355             --         26,427
    Depreciation and amortization               978          1,187            204           608             --          2,977
    Inter-segment expense                    14,114            379             --            --        (14,493)            --
Income tax expense                            4,431            415            858            --             --          5,704
                                           --------        -------        -------      --------       --------       --------

Net income                                 $  8,102        $   758        $ 1,567      $     --       $     --       $ 10,427
                                           ========        =======        =======      ========       ========       ========
Segment assets                             $ 80,197        $39,399        $35,619      $172,185       $     --       $327,400
                                           ========        =======        =======      ========       ========       ========

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2000

9. Legal Proceedings

   On October 23, 1997, a class action suit was filed in the Superior Court of New Jersey at Docket No. L-12066-97 against NJMIC by Alfred G. Roscoe on behalf of himself and others similarly situated. Mr. Roscoe sought certification that the action could be maintained as a class action. He also sought unspecified compensatory damages and injunctive relief. In his complaint, Mr. Roscoe alleged that NJMIC violated New Jersey's Mortgage Financing on Real Estate Law, N.J. Stat. Ann. 46:10A-1 et seq., by requiring him and other borrowers to pay or reimburse NJMIC for attorneys' fees and costs in connection with loans made to them by NJMIC. Mr. Roscoe further asserted that NJMIC's alleged actions violated New Jersey's Consumer Fraud Act, N.J. Stat. Ann. 56:8-1, et seq. and constituted common law fraud and deceit.

   On February 24, 1998, after oral argument before the Superior Court, an order was entered in favor of NJMIC and against Mr. Roscoe granting NJMIC a Motion for Summary Judgment. Mr. Roscoe appealed to the Superior Court of New Jersey
   - Appellate Division. Oral argument on the appeal was heard on January 20, 1999 before a two-judge panel of the Appellate Division. On February 3, 1999, the panel filed a per curiam opinion affirming the Superior Court's ruling in favor of NJMIC.

   On March 4, 1999, a Petition for Certification for review of the final judgment of the Superior Court was filed with the Supreme Court of New Jersey. NJMIC filed its Brief in Opposition to the Petition for Certification on March 16, 1999, and Mr. Roscoe filed a reply brief.

   On January 11, 2000 the Supreme Court entered an order which denied Mr. Roscoe's Petition for Certification for review of the final judgment of the Superior Court in favor of NJMIC and against Mr. Roscoe. Accordingly, NJMIC has prevailed in this suit which has now been concluded.

Report of Independent Certified Public Accountants

American Business Financial Services, Inc.
Bala Cynwyd, Pennsylvania

We have audited the accompanying consolidated balance sheets of American Business Financial Services, Inc. and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income and stockholders' equity, and cash flow for each of the years in the three-year period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Business Financial Services, Inc. and subsidiaries as of June 30, 1999 and 1998, and the consolidated results of their operations and their cash flow for each of the years in the three-year period ended June 30, 1999 in conformity with generally accepted accounting principles.

In January 1999, the Company adopted Financial Accounting Standards Board Statement No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This change is discussed in Note 1 of the Notes to the Consolidated Financial Statements.


/s/ BDO Seidman LLP
Philadelphia, Pennsylvania
September 9, 1999

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                                     Consolidated Balance Sheets

=====================================================================================================

June 30,                                                                  1999             1998
-----------------------------------------------------------------------------------------------------
                                                                       (dollar amounts in thousands)
Assets
Cash and cash equivalents                                                $ 22,395        $   4,486
Loan and lease receivables, net
     Available for sale                                                    33,776           62,382
     Other                                                                  6,863            4,096
Interest-only strips                                                      178,218           95,913
Receivable for sold loans and leases                                       66,086            2,377
Prepaid expenses                                                            1,671            2,572
Property and equipment, net                                                10,671            7,785
Servicing rights                                                           43,210           18,472
Other assets                                                               33,411           28,468
-----------------------------------------------------------------------------------------------------
Total assets                                                             $396,301        $ 226,551
-----------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Liabilities
     Subordinated debt                                                   $211,652        $ 112,182
     Warehouse lines and other notes payable                               58,691           32,403
     Accounts payable and accrued expenses                                 26,826           15,563
     Deferred income taxes                                                 16,604           10,864
     Other liabilities                                                     24,282           12,797
-----------------------------------------------------------------------------------------------------

Total liabilities                                                         338,055          183,809
-----------------------------------------------------------------------------------------------------

Stockholders' equity
     Preferred stock, par value $.001 authorized, 1,000,000 shares
         Issued and outstanding, none                                          --               --
     Common stock, par value $.001 authorized, 9,000,000 shares
         Issue:   3,703,514 shares in 1999 (including treasury shares
                  of 116,550 in 1999), and 3,699,576 shares in 1998             3                3
     Additional paid-in capital                                            23,339           23,256
     Accumulated other comprehensive income                                 3,354               --
     Retained earnings                                                     33,596           20,083
     Treasury stock, 116,550 shares                                       (1,446)               --
-----------------------------------------------------------------------------------------------------

                                                                           58,846           43,342
     Note receivable                                                        (600)             (600)
-----------------------------------------------------------------------------------------------------

Total stockholders' equity                                                 58,246           42,742
-----------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                               $396,301        $ 226,551
=====================================================================================================

                    See accompanying notes to consolidated financial statements.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                               Consolidated Statements of Income

--------------------------------------------------------------------------------

Year ended June 30,                                         1999                     1998                1997
--------------------------------------------------------------------------------------------------------------------
                                                            (dollar amounts in thousands, except per share data)

Revenues
     Gain on sale of loans and leases                     $64,490                   $40,778             $19,942
     Interest and fees                                     16,553                    17,386               5,584
     Interest accretion on interest - only strips           2,021                       538                 101
     Servicing income                                       3,321                       476                 283
     Other income                                              39                       157                  52
--------------------------------------------------------------------------------------------------------------------

Total revenues                                             86,424                    59,335              25,962
--------------------------------------------------------------------------------------------------------------------

Expenses
     Interest                                              22,427                    13,190               5,175
     Provision for credit losses                              928                       491                 106
     Employee related costs                                 5,318                     5,030               1,618
     Sales and marketing                                   21,859                    14,237               6,964
     General and administrative                            14,041                     8,497               3,097
--------------------------------------------------------------------------------------------------------------------

Total expenses                                             64,573                    41,445              16,960
--------------------------------------------------------------------------------------------------------------------

Income before provision for income taxes                   21,851                    17,890               9,002

Provision for income taxes                                  7,763                     6,435               3,062
--------------------------------------------------------------------------------------------------------------------

Net income                                                $14,088                   $11,455             $ 5,940
====================================================================================================================

Earnings per common share
     Basic                                                $  3.83                   $  3.10             $  2.03
     Diluted                                              $  3.72                   $  2.98             $  1.95
====================================================================================================================

Average common shares (in thousands)
     Basic                                                  3,682                     3,692               2,921
     Diluted                                                3,791                     3,847               3,049

====================================================================================================================


                    See accompanying notes to consolidated financial statements.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                 Consolidated Statements of Stockholders' Equity

--------------------------------------------------------------------------------

Year ended June 30, 1999, 1998 and 1997
------------------------------------------------------------------------------------------------------------------------------------

                                                Common Stock
                                         ----------------------           Accumulated
                                            Number             Additional    Other                                          Total
                                          Of Shares            Paid-In   Comprehensive  Retained   Treasury    Note    Stockholders'
                                         Outstanding   Amount   Capital      Income      Earnings    Stock   Receivable    Equity
------------------------------------------------------------------------------------------------------------------------------------
                                                                        (amounts in thousands)

Balance, June 30, 1996                       2,471      $  2      $ 1,932     $   --     $ 3,057     $    --     $(600)     $ 4,391
Sale of common stock,                                                             --
     net of offering expenses of $2,261      1,208         1       20,737                     --          --        --       20,738
Cash dividends ($.06 per share)                 --        --           --         --        (158)         --        --         (158)
Net income                                      --        --           --         --       5,940          --        --        5,940
------------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1997                       3,679         3       22,669         --       8,839          --      (600)      30,911
Common stock issued for acquisition             21        --          500         --          --          --        --          500
Issuance of non-employee stock options          --        --           87         --          --          --        --           87
Cash dividends ($.06 per share)                 --        --           --         --        (211)         --        --         (211)
Net income                                      --        --           --         --      11,455          --        --       11,455
------------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1998                       3,700         3       23,256         --      20,083          --      (600)      42,742
Comprehensive income:
     Net income                                 --        --           --         --      14,088          --        --       14,088
     Unrealized gains on investment
      securities                                --        --           --      3,354          --          --        --        3,354
------------------------------------------------------------------------------------------------------------------------------------

Total comprehensive income                      --        --           --      3,354      14,088          --        --       17,442

Issuance of non-employee stock options          --        --           73         --          --          --        --           73
Exercise of stock options                        4        --           10         --          --          --        --           10
Cash dividends ($0.165 per share)               --        --           --         --        (575)         --        --         (575)
Repurchase of treasury shares                 (117)       --           --         --          --      (1,446)       --       (1,446)
------------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1999                       3,587      $ 3       $23,339     $3,354     $33,596     $(1,446)    $(600)     $58,246
====================================================================================================================================

                      See accompanying note to consolidated financial statements

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                            Consolidated Statements of Cash Flow

--------------------------------------------------------------------------------

Year ended June 30,                                                        1999              1998               1997
----------------------------------------------------------------------------------------------------------------------
                                                                               (dollar amounts in thousands)

Cash flows from operating activities
     Net income                                                       $  14,088         $ 11,455          $  5,940
     Adjustments to reconcile net income to
         net cash used in operating activities
              Gain on sales of loans and leases                         (64,490)         (40,778)          (19,942)
              Depreciation and amortization                              10,826            5,340             1,992
              Interest accretion on interest-only strips                 (2,021)            (538)             (101)
              Provision for credit losses                                   928              491               106
              Accounts written off, net                                  (1,107)            (667)              (98)
         Loans and leases originated for sale                          (918,477)        (510,783)         (147,521)
         Principal payments on loans and leases                           9,200           19,003             4,555
         Proceeds from sale of loans and leases                         883,349          436,294           118,817
         (Increase) decrease in accrued interest
              and fees on loan and lease receivables                     (2,767)           6,164            (1,288)
         Purchase of initial overcollateralization on
              securitized loans and leases                               (4,825)          (5,376)           (3,453)
         Required purchases of additional
              overcollateralization on securitized
              loans and leases                                          (16,682)          (9,961)           (4,655)
         Cash flow from interest-only strips                             32,927           13,382             4,643
         (Increase) decrease in receivable for loans
              and leases sold                                           (70,895)          (2,687)              204
         Decrease (increase) in prepaid expenses                            901           (1,391)           (1,266)
         Increase in accounts payable and
              accrued expenses                                           11,465            9,199             2,949
         Increase in deferred income taxes                                5,539            5,333             3,125
         Increase in loans in process                                    11,484            6,455             4,001
         Other, net                                                        (976)           3,393            (1,709)
---------------------------------------------------------------------------------------------------------------------

Net cash used in operating activities                                  (101,533)         (55,672)          (33,701)
=====================================================================================================================

                     See accompanying notes to consolidated financial statements

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                            Consolidated Statements of Cash Flow
                                                                     (Continued)

--------------------------------------------------------------------------------

Year ended June 30,                                                        1999              1998                1997
----------------------------------------------------------------------------------------------------------------------
                                                                                        (dollar amounts in thousands)
Cash flows from investing activities
     Purchase of property and equipment                                 $ (5,819)        $ (4,085)            $ (1,738)
     Proceeds from sale of property and equipment                            684               --                   --
     Purchase of investments                                                  --           (2,986)              (5,000)
     Principal receipts and maturity of investments                        3,428            5,101                   81
     Purchase of subsidiary, net                                              --           (8,866)                  --
----------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                     (1,707)         (10,836)              (6,657)
----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
     Proceeds from issuance of subordinated
         Debentures                                                     $168,357         $ 73,884             $ 33,991
     Principal payments on subordinated debentures                       (70,636)         (25,044)             (11,125)
     Net borrowings on revolving lines of credit                          25,241           19,750               (2,348)
     Proceeds from repurchase agreement                                    4,677               --                   --
     Principal payments on debt, other                                    (1,566)            (445)                 (18)
     Financing costs incurred                                             (2,986)          (2,041)              (1,053)
     Dividends paid                                                         (575)            (211)                (158)
     Issuance of non-employee stock options                                   73               87                   --
     Exercise of employee stock options                                       10               --                   --
     Repurchase of treasury stock                                         (1,446)              --                   --
     Proceeds from public offering, net of related
         Costs                                                                --               --               20,738
----------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                121,149           65,980               40,027
----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in
     cash and cash equivalents                                          $ 17,909         $   (528)            $   (331)


Cash and cash equivalents at beginning of year                             4,486            5,014                5,345
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                $ 22,395         $  4,486             $  5,014
======================================================================================================================


                    See accompanying notes to consolidated financial statements.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                            Consolidated Statements of Cash Flow
                                                                     (Continued)

--------------------------------------------------------------------------------





Year ended June 30,                                                        1999              1998               1997
---------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information
     Cash paid during the year for:
         Interest                                                        $18,900            $10,647            $2,877
=====================================================================================================================

         Income taxes                                                    $ 3,750            $    50            $   --
=====================================================================================================================

              Supplemental disclosure of noncash financing activity
     Noncash transaction recorded in connection with acquisition of subsidiary
         Decrease in acquisition debt                                    $(1,001)           $(3,418)           $   --
         Decrease in loan and lease receivables                            1,001              3,418                --
=====================================================================================================================

                    See accompanying notes to consolidated financial statements.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.      Summary of                 Business
        Significant
        Accounting                 American Business Financial Services, Inc.
        Policies                   ("ABFS"), together with its subsidiaries (the
                                   "Company"), is a diversified retail financial service organization operating throughout the
                                   United States. The Company originates, sells and services loans to businesses secured by real estate and other business assets, mortgage and home equity loans, typically to credit impaired borrowers secured by first and second mortgages and business equipment leases. In addition the Company sells subordinated debt securities to the public, the proceeds of which are used to fund loan and lease originations and the Company's operations.


                                   Basis of Financial Statement Presentation

                                   The consolidated financial statements include the accounts of ABFS and its subsidiaries (all of which are wholly owned.) The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. All significant intercompany balances and transactions have been eliminated. In preparing the consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include, among other things, estimated prepayment, credit loss and discount rates on loans and leases sold with servicing retained, estimated servicing revenues and costs, valuation of collateral owned and determination of the allowance for credit losses.

                                   Certain prior period financial statement balances have been reclassified to conform to current period presentation. All outstanding share, average common share, earnings per common share and stock option amounts have been retroactively adjusted to reflect the effect of a 5% stock dividend declared August 18, 1999. See note 10 for further description.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.      Summary of                 Cash and Cash Equivalents
        Significant
        Accounting                 Cash equivalents consist of short-term
        Policies                   investments with an initial maturity of
        (Continued)                three months or less.

                                   Loan and Lease Receivables

                                   Loan and lease receivables -available for sale are loans and leases the Company plans to sell or securitize and are carried at the lower of aggregate cost (principal balance, including unamortized origination costs and fees) or market value. Market value is
                                   determined by quality of credit risk, types of loans originated, current interest rates, economic conditions, and other relevant factors.

                                   Loan and lease receivables -other is
                                   comprised mainly of accrued interest and fees on loans and leases and lease equipment residuals receivable from a third party. These amounts are carried at their estimated net recoverable value.

                                   Allowance for Credit Losses

                                   The Company's allowance for credit losses on available for sale loans and leases is maintained to account for loans and leases that are delinquent and are expected to be ineligible for sale into a securitization. The allowance is calculated based upon management's estimate of the expected collectibility of loans and leases outstanding based upon a variety of factors, including but not limited to, periodic analysis of the available for sale loans and leases, economic conditions and trends, historical credit loss experience, borrowers ability to repay, and collateral considerations.

                                   Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged off. Loan and lease charge offs reduce the allowance.



                                   Loan and Lease Origination Costs and Fees

                                   Direct loan and lease origination costs and loan fees such as points and other closing fees are recorded as an adjustment to the cost basis of the related loan and lease receivable and are recognized in the Statement of Income as an adjustment to the gain on sale recorded at the time the loans and leases are securitized.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.      Summary of                 Interest-Only Strips
        Significant
        Accounting                 The Company sells a majority of its
        Policies -                 originated loans and leases through
        (Continued)                securitizations. In connection with these
                                   securitizations, the Company receives cash and an interest-only strip which represents our retained interest in the securitized loans and leases. As a holder of the interest-only strips, the Company is entitled to receive certain excess (or residual) cash flows which are derived from payments made to the trust from the securitized loans and leases after deducting payments to investors in the securitization trust and other miscellaneous fees. These cash flows are projected over the life of the loans and leases using certain prepayment and default assumptions. Excess cash flows are retained by the trust until certain overcollateralization levels are established.
                                   The overcollateralization causes the
                                   aggregate principal amount of the related securitization pool to exceed the aggregate balance of the investor notes. The overcollateralization serves as credit enhancement for the investors. The securitization trusts and its investors have no recourse to other assets of the Company for failure of the securitized loans and leases to pay when due.

                                   The fair values of the excess cash flows are estimated based on a discounted cash flow analysis, and are recorded by the Company at the time loans and leases are securitized. Cash flows are discounted from the date the cash is expected to be available to the Company (the "cash-out method"). Cash flows are discounted at a rate management believes is commensurate with the risks involved in the Company's securitization assets. See "Management's Discussion and Analysis--Securitization Accounting
                                   Considerations" for further discussion of how the discount rate is determined.

                                   Interest-only strips are periodically
                                   revalued by the Company based on a discounted cash flow analysis of loans and leases remaining in the trusts. The assumptions for prepayment and default rates are monitored against actual experience and adjusted if warranted.

                                   In October 1998, the Financial Accounting
                                   Standards Board ("FASB") issued Statement of
                                   Financial Accounting Standards ("SFAS") No.
                                   134, "Accounting for Mortgage-Backed
                                   Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." SFAS No. 134 requires that after the securitization of a mortgage loan held for sale, an entity classify the resulting mortgage-backed security or other retained interests based on its ability and intent to hold or sell those investments. SFAS No. 134 became effective for fiscal quarters beginning after December 15, 1998. In accordance with the provisions of SFAS No. 134, the Company has reclassified its retained interests from trading securities to available for sale securities. As available for sale securities, subsequent adjustments to the fair value of retained interests are recorded in stockholders' equity and reported as a component of comprehensive income.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.      Summary of                 Servicing Rights
        Significant
        Accounting                 Upon the securitization of loans and leases,
        Policies -                 the Company retains servicing rights. Because
        (Continued)                the benefits of servicing are expected to be
                                   more than adequate compensation to the
                                   Company for performing the servicing, the Company capitalizes the benefits associated with the rights to service securitized loans and leases based on the servicing rights' relative fair value to other consideration received in a securitization. The fair value of servicing rights is estimated based on a discounted cash flow analysis which considers contractual fees for servicing (generally
                                   0.5% of outstanding loans and leases
                                   serviced) and the rights to collect ancillary servicing related fees, which include prepayment fees, late charges, nonsufficient fund fees and other miscellaneous fees, from the loans and leases, net of costs to service the loans and leases. Assumptions used to value servicing rights are consistent with assumptions used to value interest-only strips in securitizations. Servicing rights are amortized based on the ratio of net servicing income received in the current period to total net servicing income projected to be realized from the servicing rights. Projected net servicing income is in turn determined by the estimated future balance of the underlying mortgage loan portfolio, which declines over time from prepayments and scheduled loan amortization.

                                   Property and Equipment

                                   Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets ranging from 3 to 15 years.

                                   Financing Costs and Amortization

                                   Financing costs incurred in obtaining
                                   revolving lines of credit are recorded in other assets and are amortized using the straight-line method over the terms of the agreements. Financing costs incurred in connection with public offerings of subordinated debt securities are also recorded in other assets and are amortized over the term of the related debt.

                                   Investments Held to Maturity

                                   Investments classified as held to maturity recorded in other assets consist of asset-backed securities that the Company has the positive intent and ability to hold to maturity. These investments are stated at amortized cost.

                                   Real Estate Owned

                                   Property acquired by foreclosure or in
                                   settlement of loan and lease receivables is recorded in other assets, and is carried at the lower of the cost basis in the loan or fair value of the property less estimated costs to sell.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.      Summary of                 Revenue Recognition
        Significant
        Accounting                 The Company derives its revenue principally
        Policies -                 from gain on sale of loans and leases,
        (Continued)                interest and fees on loans and leases, and
                                   servicing income.

                                   Gains on sales of loans and leases through securitizations represent the difference between the net proceeds to the Company, including retained interests in the securitization, and the allocated cost of loans and leases securitized. The allocated cost of loans and leases securitized is determined by allocating their net carrying value between the loans and leases, the interest-only strips and the servicing rights retained by the Company based upon their relative fair values.

                                   Interest and fee income consists of interest earned on available for sale loans and leases, premiums earned on loans sold with servicing released and other ancillary fees collected in connection with loan and lease origination. Interest income is recognized based on the interest method. Accrual of interest income is suspended when the receivable is contractually delinquent for 90 days or more. The accrual is resumed when the receivable becomes contractually current, and past-due interest income is recognized at that time. In addition, a detailed review will cause earlier suspension if collection is doubtful. Premiums earned on loans sold with servicing released, referred to as whole loan sales, are the difference between the net proceeds from the sale and the loans net carrying value. The net carrying value of loans is equal to their principal balance plus unamortized origination costs and fees.

                                   Interest accretion on interest-only strips represents the interest component of cash flows received on interest-only strips. The interest income portion of the cash flow is determined by the discount rate used in the calculation of the fair value of the interest-only strips.

                                   Servicing income is recognized as contractual fees and other fees for servicing loans and leases are collected, net of amortization of servicing rights assets.

                                   Derivative Financial Instruments

                                   The primary market risk exposure that the Company faces is interest rate risk. Interest rate risk occurs due to potential changes in interest rates between the date fixed rate loans and leases are originated and the date of securitization. The Company utilizes hedging strategies to mitigate the effect of changes in interest between the date rate commitments on loans are made and the date the fixed rate pass-through certificates to be issued by a securitization trust are priced, a period typically less than 90 days.

                                   These strategies include the utilization of derivative financial instruments such as futures and forward pricing on securitizations. The nature and quality of

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.      Summary of                 hedging transactions are determined by the
        Significant                Company's management based on various
        Accounting                 factors, including market conditions and the
        Policies -                 expected volume of mortgage loan and lease
        (Continued)                originations and purchases. At the time the
                                   contract is executed, derivative contracts are specifically designated as hedges of mortgage loans, leases and loan commitments to be included in the next subsequent securitization. The mortgage loans and loan commitments consist of essentially similar pools of fixed rate loans and loan commitments, collateralized by real estate
                                   (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed rate pass-through certificates issued by securitization trusts are generally priced to yield a spread above a benchmark rate based on U.S. Treasury securities with a three-year maturity. The
                                   Company hedges potential rate changes in this security with futures contracts on a similar underlying security. This provides strong correlation between our hedge contracts and the ultimate pricing we will receive on the subsequent securitization. The gain or loss derived from these hedging transactions is deferred, reported in other assets or other liabilities and recognized as an adjustment to the gains on sale of loans and leases when the loans and leases are securitized. Cash flow related to hedging activities is reported as it occurs. Gains or losses on terminated contracts are recognized in the period the termination occurs. The effectiveness of our hedges are continuously monitored. If correlation did not exist, the related gain or loss on the contract would be recognized as an adjustment to income in the period incurred.

                                   During fiscal 1999, net losses of
                                   approximately $2.0 million were incurred on hedging transactions (futures contracts), which were recognized as reductions to the gains on sale for the securitizations they were designated as hedges against. The Company had no hedge contracts in fiscal 1998.

                                   The Company had no contracts open at June 30, 1999 or 1998, other than an obligation to satisfy a lease securitization prefund requirement of $9.0 million and $14.0 million, respectively, at June 30, 1999 and 1998.

                                   Income Taxes

                                   The Company and its subsidiaries file a
                                   consolidated federal income tax return.

                                   Under the asset and liability method used by the Company to provide for income taxes, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis carrying amounts of existing assets and liabilities.

                                   Acquisition

                                   Effective October 1, 1997, the Company
                                   acquired all of the issued and outstanding stock of New Jersey Mortgage and Investment Corp. ("NJMIC"), a mortgage and leasing company based in Roseland, New Jersey. The purchase price for the stock consisted of $11.0 million in cash, a note payable of $5.0 million and the issuance of 20,240 shares of the Company's common stock. The purchase agreement included a provision for a series of contingent payments

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.      Summary of Significant     to the former stockholders of NJMIC totaling
        Accounting Policies -      $4.0 million based on NJMIC's attainment of
        (Continued)                certain performance targets over a three year
                                   period. To date the Company has paid $1.3 million of the total amount of potential contingent payments. Pursuant to the terms of the acquisition agreement, the Company is permitted to reduce the amount payable to the former owners of NJMIC under the $5.0 million note payable described above, in an amount equal to the losses sustained from October
                                   1997 to October 2000 on any loans or leases acquired in the NJMIC acquisition.

                                   The transaction was accounted for under the purchase method and accordingly the results of NJMIC have been included with the Company's since the date of acquisition. As a result of the transaction the Company recorded approximately $16.9 million of goodwill, which is being amortized using the straight-line method over 15 years. Any contingent payments made will be recorded as additional goodwill.

                                   Recent Accounting Pronouncements

                                   In June 1998, the FASB issued SFAS No. 133
                                   "Accounting for Derivative Instruments and
                                   Hedging Activities" ("SFAS No. 133"). SFAS
                                   No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as
                                   (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign-currency-denominated forecasted transaction. At the time of issuance SFAS No. 133 was to be effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 1999. Subsequently the effective date of the standard was delayed until years beginning after June 15, 2000. The adoption of this standard is not expected to have a material effect on the Company's financial condition or results of operations.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.      Loan and Lease             June 30,                                    1999          1998
        Receivables                -----------------------------------------------------------------
                                                                                (in thousands)
                                  Real estate secured loans                $  21,027    $   51,196
                                  Leases (net of unearned income
                                      of $1,543 and $1,845)                   13,451        12,067
                                  ----------------------------------------------------------------
                                                                              34,478        63,263
                                  Less allowance for credit
                                      losses on loan and
                                      lease receivables available for sale       702           881
                                  ----------------------------------------------------------------
                                                                           $  33,776    $   62,382
                                  ================================================================

                                   Real estate secured loans have contractual maturities of up to 30 years.

                                   At June 30, 1999 and 1998, the accrual of interest income was suspended on real estate secured loans of $85 thousand and $718 thousand, respectively. Based on its evaluation of the collateral related to these loans, the Company expects to collect all contractual interest and principal.

                                   Substantially all leases originated by the Company are direct finance-type leases whereby the lessee has the right to purchase the leased equipment at the lease expiration for a nominal amount.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3.      Allowance for
        Credit Losses               Year ended June 30                        1999        1998      1997
                                   -----------------------------------------------------------------------
                                                                                   (in thousands)
                                  Balance at beginning of year             $    881      $  338    $  330
                                  Provision for credit losses:
                                      Home equity loans                         296           -         -
                                      Business purpose loans                    278         128        91
                                      Equipment leases                          354         363        15

                                  ------------------------------------------------------------------------
                                      Total provision                           928         491       106
                                  ------------------------------------------------------------------------
                                  Acquired through acquisition                    -         719         -
                                  ------------------------------------------------------------------------

                                  Charge-offs, net of recoveries:
                                      Home equity loans                        (486)          -         -
                                      Business purpose loans                   (301)       (138)      (34)
                                      Equipment leases                         (320)       (529)      (64)
                                  ------------------------------------------------------------------------
                                      Total charge-offs                      (1,107)       (667)      (98)
                                  ------------------------------------------------------------------------
                                  Balance at end of year                   $    702      $  881    $  338
                                  ------------------------------------------------------------------------
                                  Ratio of net charge-offs during
                                       the period to average
                                       total managed portfolio                0.12%       0.12%     0.07%
                                  Ratio of allowance to
                                       gross receivables                      2.04%       1.39%     0.94%

                                   Recoveries of loans previously charged off were $3 thousand during fiscal 1999. No recoveries were recorded in fiscal 1998 and 1997.


4.      Securitizations            During fiscal 1999, the Company sold $71.9
                                   million of business purpose loans and $613.0 million of home equity loans in four securitizations and $92.6 million of equipment leases in numerous sales to a commercial paper conduit and two securitizations. During fiscal 1998 the
                                   Company sold $54.1 million of business
                                   purpose loans and $270.9 million of home equity loans in three securitizations and $59.7 million of equipment leases in one securitization.

                                   The Company's securitizations involve a
                                   two-step transfer that meets the requirements of SFAS 125. First, the Company sells the loans and leases to a special purpose entity ("SPE") which has been established for the limited purpose of buying and reselling the loans and leases. Next, the SPE then sells the loans and leases to a qualified special purpose entity ("the Trust"), transferring title to the loans and leases and isolating those assets from the Company. Finally, the Trust issues certificates to investors to raise the cash purchase price, collects proceeds on behalf of the certificate holders, distributes proceeds and has a distinct legal standing from the Company.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

4.      Securitizations-           The commercial paper conduit arrangement
        (Continued)                provided for the sale of equipment leases
                                   using a pooled securitization. The facility is sponsored by a major financial institution and requires its approval to re-securitize the leases, ordinarily using longer-term certificates. Should a longer-term securitization not occur, the leases would remain in the commercial paper conduit until their contractual termination. The Company has no obligation to repurchase the leases and neither the facility nor the sponsor has a right to require such repurchase. Under this arrangement the leases have been isolated from the Company; the transfer of these leases to the conduit facility is treated as a sale for financial reporting purposes. The Company ceased originating equipment leases as of December 31, 1999 and no longer sells leases into this facility.

                                   In fiscal 1999, cash proceeds from the
                                   securitizations of business purpose loans and home equity loans were $685.0 million, with pretax gains of $61.9 million. Cash proceeds from the securitization of equipment leases were $91.1 million with pretax gains of $2.6 million. In fiscal 1998, cash proceeds from the securitization of business purpose loans and home equity loans were $325.0 million, with pretax gains of $40.5 million. Cash proceeds from the securitization of equipment leases were $13.7 million with pretax gains of $0.3 million.

                                   Information regarding the initial and current assumptions applied in determining the fair values of our mortgage and lease related interest-only strips and servicing rights are detailed in "Management's Discussion and Analysis - Securitization Accounting Considerations."

5.      Interest-Only Strips       June 30,                          1999             1998
                                   ---------------------------------------------------------
                                                                        (in thousands)
                                  Interest-only strips:             $ 172,411      $      -
                                  Available for sale
                                      Trading assets                    5,807        95,913
                                  ----------------------------------------------------------
                                                                    $ 178,218      $ 95,913
                                  ==========================================================

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


5.      Interest-Only Strips -     SFAS No. 134, which became effective January
        (Continued)                1, 1999, requires that after the
                                   securitization of a mortgage loan held for sale, the resulting mortgage-backed security or other retained interests be classified based on the Company's ability and intent to hold or sell the investments. As a result, retained interests previously classified as trading assets, as required by prior accounting principles, have been reclassified to available for sale. The effect of SFAS No.
                                   134 on net income and net income per share was $3.3 million and $0.88, respectively.

                                   Interest-only strips include
                                   overcollateralized balances that represent undivided interests in the securitizations maintained to provide credit enhancements to the investors. At June 30, 1999 and 1998, overcollateralized principal balances were $38.6 million and $25.3 million, respectively.

                                   The activity for interest-only strip
                                   receivables is summarized as follows (in thousands):

                                  Year ended June 30,                          1999        1998
                                  --------------------------------------------------------------
                                  Balance at beginning of year             $  95,913    $ 37,507
                                  Initial recognition of
                                      interest-only strips including
                                      initial overcollateralization of
                                      $4,825 and $5,376, respectively         93,175      61,289
                                  Interest accretion                           2,021         538
                                  Required purchases of additional
                                      overcollateralization                   16,682       9,961
                                  Cash flow from interest-only strips        (32,927)    (13,382)
                                  Net adjustments to fair value                3,354          --
                                  --------------------------------------------------------------
                                  Balance at end of year                   $ 178,218    $ 95,913
                                  ==============================================================

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

6.      Servicing Rights           The total managed loan and lease portfolio,
                                   which includes loans and leases sold to
                                   investors and those held as available for sale by the Company, is as follows
                                   (in thousands):

                                  June 30,                                            1999                1998
                                  ------------------------------------------------------------------------------
                                  Home equity loans                                $  858,806           $349,685
                                  Business purpose loans                              148,932            101,250
                                  Equipment leases                                    169,180            108,463
                                  ------------------------------------------------------------------------------
                                                                                   $1,176,918           $559,398
                                  ==============================================================================

                                   The activity for the loan and lease servicing rights asset is summarized as follows (in thousands):

                                  Year ended June 30,                                  1999                1998
                                  ------------------------------------------------------------------------------

                                  Balance at beginning of year                     $   18,472           $  8,083
                                  Initial recognition of
                                      servicing rights                                 30,289             12,041
                                  Amortization                                         (5,551)            (1,652)
                                  ------------------------------------------------------------------------------

                                  Balance at end of year                           $   43,210           $ 18,472
                                  ==============================================================================

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

6.      Servicing Rights -         Servicing rights are periodically valued by
        (Continued)                the Company based on a discounted cash flow
                                   analysis of loans and leases remaining in the securitization trusts. A review for impairment is performed on a disaggregated basis for the predominant risk characteristics, herein referred to as a stratum, of the underlying loans and leases, which consist of loan type and credit quality. Key assumptions used in the periodic valuation of the servicing rights are described in "Management's Discussion and
                                   Analysis -- Securitization Accounting
                                   Considerations." The Company generally makes loans to credit-impaired borrowers whose borrowing needs may not be met by traditional financial institutions due to credit exceptions. The Company has found that credit-impaired borrowers are payment sensitive rather than interest rate sensitive. As such, the Company does not consider interest rates a predominant risk characteristic for purposes of valuation for impairments. Impairments if they occurred would be recognized in a valuation allowance for each impaired stratum in the period of impairment. At June 30, 1999 and 1998, the carrying value of servicing rights approximated fair value.

7.      Property and               June 30,                                      1999                  1998
        Equipment                  -------------------------------------------------------------------------
                                                                                      (in thousands)
                                  Computer equipment and software             $  7,548              $  5,383
                                  Office furniture and equipment                 8,271                 5,527
                                  Leasehold improvements                         1,756                 1,102
                                  Transportation equipment                         260                   217
                                  --------------------------------------------------------------------------
                                                                                17,835                12,229
                                  Less accumulated depreciation
                                      and amortization                           7,164                 4,444
                                  --------------------------------------------------------------------------

                                                                              $ 10,671              $  7,785
                                  ==========================================================================

                                   Depreciation and amortization expense for property and equipment was $2.9 million, $1.7 million and $0.5 million for the years ended June 30, 1999, 1998 and 1997, respectively.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

8.      Other Assets               June 30,                                       1999                1998
                                   -------------------------------------------------------------------------
                                                                                      (in thousands)
                                  Deposits                                      $   198             $    146
                                  Financing costs, debt offerings, net
                                      of accumulated amortization of $3,903
                                      and $2,891                                  4,487                2,525
                                  Investments held to maturity
                                      (mature July 1999 through April 2011)       1,014                5,639
                                  Due from securitization trusts for
                                      servicing related activities                7,131                  738
                                  Real estate owned                                 843                  716
                                  Goodwill, net of accumulated
                                      Amortization of $1,913 and $780            15,018               16,151
                                  Other                                           4,720                2,553
                                  --------------------------------------------------------------------------
                                                                                $33,411             $ 28,468
                                  ==========================================================================

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


9.  Subordinated Debt      Subordinated debt was comprised of the following
    and Notes Payable      (in thousands):

                           June 30,                                         1999                        1998
                           ------------------------------------------------------------------------------------

                           Subordinated debentures (a)                  $   206,918                  $ 105,652

                           Subsidiary subordinated
                              debentures (b)                                  4,734                      6,530
                           ------------------------------------------------------------------------------------

                           Total subordinated debentures                $   211,652                   $112,182

                           =====================================================================================

                           Warehouse lines and other notes payable were comprised of the following
                           (in thousands):

                           Warehouse revolving line of
                                credit (c)                              $    42,627                 $   25,720
                           Warehouse revolving line of
                                credit (d)                                    3,764                         --
                           Warehouse revolving line of
                                credit (e)                                      102                        531
                           Revolving line of credit (f)                       5,000                         --
                           Repurchase agreement (g)                           4,677                         --
                           Senior subordinated debt (h)                       1,250                      3,000
                           Other debt                                         1,271                      3,152
                           ------------------------------------------------------------------------------------
                           Total warehouse lines and
                                other notes payable                     $    58,691                 $   32,403
                           =====================================================================================

                           (a) Subordinated debentures due July 1999 through
                               June 2009, interest rates ranging from 6.15% to 11.50%; subordinated to all of the Company's indebtedness.
                           (b) Subsidiary subordinated debentures due July 1999
                               through May 2003, interest rates ranging from 9.00% to 11.99%; subordinated to all of the Company's indebtedness.
                           (c) $150 million warehouse revolving line of credit
                               expiring October 2000, interest rates ranging from LIBOR plus 1.375% to LIBOR plus 2.0%, collateralized by certain loan receivables.
                           (d) $20 million warehouse revolving line of credit
                               expired September 2000, interest rates at prime less 1.0% or LIBOR at the Company's option, collateralized by lease receivables.
                           (e) $100 million warehouse line of credit expiring
                               August 2000, interest rate of LIBOR plus 1.25%, collateralized by certain loan receivables.
                           (f) $5 million revolving line of credit expiring
                               December 1999, interest rate of LIBOR plus 2.0%,
                               collateralized by certain interest-only strips.
                           (g) Repurchase agreement due July 1999, interest rate
                               of LIBOR plus 0.5%, collateralized by certain
                               lease backed securities.
                           (h) Senior subordinated debt due July 1999 through
                               December 1999, interest rate of 12.0%,
                               subordinated to certain subsidiary's senior indebtedness.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


9.  Subordinated Debt      Principal payments on debt for the next five years
    and Notes Payable -    are as follows: year ending June 30, 2000 - $176.0
    (Continued)            million; 2001 - $35.0 million; 2002 - $25.0 million;
                           2003 - $9.0 million; and 2004 - $12.0 million.

                           The Company's subordinated debt securities are subordinated in right of payment to, or subordinate to, the prior payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. There is no limit on the amount of senior debt the Company may incur. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debt in the event of default following payment to holders of the senior debt. In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the assets of the subsidiaries can be used to repay the holders of the subordinated debt securities.

                           The loan agreements provide for certain covenants regarding net worth and financial matters. At June 30, 1999, the Company is in compliance with the terms of the loan covenants.

10. Stockholders' Equity   On August 18, 1999, the Company's Board of Directors
                           declared a 5% stock dividend to be paid on September
                           27, 1999 to shareholders of record on September 3, 1999. In addition the Board resolved that all outstanding stock options would be adjusted for the dividend. Accordingly, all outstanding shares, earnings per common share, average common share and stock option amounts have been retroactively adjusted to reflect the effect of the stock dividend.

                           In July 1998, the Company's Board of Directors authorized the repurchase of up to 10% of the outstanding shares of its common stock over a one-year period. In May 1999, the repurchase period was extended for an additional one year to July 2000. As of June 30, 1999, 111,000 shares or 3% of the Company's outstanding shares were repurchased under the July 1998 authorization at a cost of $1.4 million. The Company's Board of Directors initiated the stock repurchase program in view of the price level at that time of the Company's common stock which was trading at below book value and its consistent earnings growth over fiscal 1998 and 1999 which did not result in a corresponding increase in the market value of its common stock.

                           In the second quarter of fiscal 1999, the Company increased its quarterly dividend by 233% to $0.05 per share. Dividends of $0.165 were paid in the year ended June 30, 1999 compared to $0.06 in each of the years ended June 30, 1998 and 1997.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


10. Stockholders'          The Company has a loan receivable from an officer of
    Equity -               the Company for $600 thousand, which was an advance
    (Continued)            for the exercise of stock options to purchase 225,012
                           shares of the Company's common stock. The loan is due in September 2005 (earlier if the stock is disposed of). Interest at 6.46% is payable annually. The loan is secured by 225,012 shares of the Company's stock, and is shown as a reduction of stockholders' equity on the accompanying balance sheet.

                           In February 1997, the Company sold 1,150,000 shares of common stock through a public offering, resulting in net proceeds of $20.7 million.

11. Employee               The Company has a 401(k) defined contribution plan,
    Benefit Plan           which was established in 1995, available to all
                           employees who have been with the Company for six months and have reached the age of 21. Employees may generally contribute up to 15% of their salary each year, subject to IRS imposed limitations. The
                           Company, effective October 1, 1997, at its discretion, may match up to 25% of the first 5% of salary contributed by the employee. The Company's contribution expense was $263 thousand and $108 thousand for the years ended June 30, 1999 and 1998 respectively.

12. Stock Option Plans     The Company has a stock option plan that provides for
                           the periodic granting of options to key employees
                           ("the Employee Plan"). The options are generally granted at the market price of the Company's stock on the date of grant and expire five to ten years from date of grant. Options either fully vest when granted or over periods of up to five years. At June 30, 1999, substantially no shares were available for future grant under this plan.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


12. Stock Option Plans     A summary of stock option activity under the Employee
    (Continued)            Plan for the years ended June 30, 1999, 1998 and
                           1997, retroactively adjusted for the effect of the 5% stock dividend described in note 10, follows:

                                                                       Number of         Weighted-Average
                                                                         Shares           Exercise Price
                           --------------------------------------------------------------------------------
                           Options outstanding, June 30, 1996            69,300            $      3.30

                           Options granted                              169,575                  18.98
                           --------------------------------------------------------------------------------

                           Options outstanding, June 30, 1997           238,875                  14.43

                           Options granted                              106,575                  22.95

                           Options canceled                              (9,450)                 19.51
                           --------------------------------------------------------------------------------

                           Options outstanding, June 30, 1998           336,000                  18.10

                           Options granted                               14,175                  17.86

                           Options exercised                             (3,937)                  2.54

                           Options canceled                             (41,475)                 20.48
                           --------------------------------------------------------------------------------

                           Options outstanding, June 30, 1999           304,763            $     16.74
                           ================================================================================

                           The following tables summarize information about stock options outstanding under the Employee Plan at June 30, 1999:

                                                         Options Outstanding
                           ---------------------------------------------------------------------------
                                                                      Weighted
                                                                     Remaining
                           Range of Exercise         Number        Contractual      Weighted-Average
                           Prices of Options      of Shares      Life in Years        Exercise Price
                           ---------------------------------------------------------------------------
                              $2.54-$4.76           65,363             1.0              $   3.34
                              14.29-16.90           10,500             3.3                 15.75
                                 19.05             131,250             7.2                 19.05
                              19.52-24.76           97,650             8.5                 22.72
                           ---------------------------------------------------------------------------

                                                   304,763             6.1              $  16.74
                           ===========================================================================

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


12. Stock Option
    Plans - (Continued)

                                                         Options Exercisable
                           ---------------------------------------------------------------------------
                                                                      Weighted
                                                                     Remaining
                           Range of Exercise         Number        Contractual      Weighted-Average
                           Prices of Options      of Shares      Life in Years        Exercise Price
                           ---------------------------------------------------------------------------
                              $2.54-$4.76           65,625             1.0              $   3.34
                              14.29-16.90           10,500             3.3                 15.75
                                 19.05              59,325             6.5                 19.05
                              19.52-24.76           23,730             8.4                 22.72
                           ---------------------------------------------------------------------------

                                                   159,180             4.3              $  12.92
                           ===========================================================================

                           The Company accounts for stock options issued under the Employee Plan using the intrinsic value method, and, accordingly, no expense is recognized where the exercise price equals or exceeds the fair value of the shares at the date of grant. Had the Company accounted for stock options granted under the Employee Plan using the fair value method, pro forma net income and earnings per share would have been as follows (in thousands except per share amounts):

                           June 30,                                1999              1998            1997
                           ----------------------------------------------------------------------------------
                           Net income
                               As reported                      $ 14,088          $ 11,455       $   5,940
                               Pro forma                          13,811            10,956           5,361

                           Earnings per share -basic
                               As reported                      $   3.83         $    3.10        $   2.03
                               Pro forma                            3.75              2.97            1.84

                           Earnings per share -diluted
                               As reported                      $   3.72         $    2.98        $   1.95
                               Pro forma                            3.64              2.85            1.76
                           ==================================================================================

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


12. Stock Option           The fair value of options  granted was  estimated on
    Plans - (Continued)    the date of grant using the Black-Scholes
                           option-pricing model with the following assumptions:

                           June 30,                              1999               1998            1997
                           --------------------------------------------------------------------------------
                           Expected volatility                    30%                30%             25%
                           Expected life                    5-10 yrs.          5-10 yrs.          5 yrs.
                           Risk-free interest rate        4.50%-5.68%        5.39%-6.17%     6.31%-6.90%

                           The Company also has a non-employee director stock option plan ("the Director Plan") that provides for the granting of options to non-employee directors. Options are generally granted at the market price of the stock on the date of grant, fully vest when granted and expire three to ten years after the date of grant.

                           A summary of activity under the Director Plan for the three years ended June 30, 1999, 1998 and 1997, retroactively adjusted for the effect of the 5% stock dividend described in note 10, follows:

                                                                      Number of         Weighted-Average
                                                                         Shares           Exercise Price
                           --------------------------------------------------------------------------------
                           Options outstanding, June 30, 1996            94,500             $  4.76

                           Options granted                               21,000               16.90
                           --------------------------------------------------------------------------------

                           Options outstanding, June 30, 1997           115,500                6.97

                           Options granted                               21,000               22.14
                           --------------------------------------------------------------------------------

                           Options outstanding, June 30, 1998           136,500                9.30

                           Options granted                               21,000               14.29
                           --------------------------------------------------------------------------------

                           Options outstanding, June 30, 1999           157,500             $  9.97
                           ================================================================================

                           The fair value of options granted under the Director Plan is expensed on the date of grant. The Company recognized expense of $73 thousand and $87 thousand for the years ended June 30, 1999 and 1998, respectively.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


13. Income Taxes           The provision for income taxes consists of the
                           following (in thousands):

                           Year ended June 30,               1999             1998             1997
                           --------------------------------------------------------------------------------
                           Current
                              Federal                    $  1,268          $  1,087          $     --
                           --------------------------------------------------------------------------------

                           Deferred
                              Federal                       6,495             5,348             3,062
                              State                            --                --                --
                           --------------------------------------------------------------------------------

                                                            6,495             5,348             3,062
                           --------------------------------------------------------------------------------

                           Total provision for
                              income taxes               $  7,763          $  6,435          $  3,062
                           ================================================================================

                           The current provision for federal income taxes for the year ended June 30, 1997 is net of the tax benefit of approximately $0.5 million from the utilization of net operating loss carryforwards. There were no tax benefits from the utilization of net operating loss carryforwards in the years ended June 30, 1999 or 1998.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


13. Income Taxes -         The cumulative temporary  differences resulted in net
    (Continued)            deferred income tax assets or liabilities consisting
                           primarily of the following (in thousands):

                           Year ended June 30,                                  1999               1998
                           --------------------------------------------------------------------------------
                           Deferred income tax assets
                               Allowance for credit losses                   $   4,039         $   1,212
                               Net operating loss carryforwards                 11,262             5,777
                               Loan and lease receivables                           --               659
                           --------------------------------------------------------------------------------

                                                                                15,301             7,648
                           Less valuation allowance                              6,845             5,777
                           --------------------------------------------------------------------------------

                                                                                 8,456             1,871
                           --------------------------------------------------------------------------------

                           Deferred income tax liabilities
                               Loan and lease origination
                                    costs/fees, net                              1,123             1,253
                               Book over tax basis of property
                                    and equipment                                   47               741
                               Interest-only strips and other
                                    receivables                                 19,886             8,396
                               Servicing rights                                  4,004             2,345
                           --------------------------------------------------------------------------------

                                                                                25,060            12,735
                           --------------------------------------------------------------------------------

                           Net deferred income taxes                         $  16,604         $  10,864
                           ================================================================================

                           The valuation allowance represents the income tax effect of state net operating loss carryforwards of the Company, which are not presently expected to be utilized.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


13. Incomes Taxes -        A reconciliation of income taxes at federal statutory
    (Continued)            rates to the Company's tax provision is as follows
                           (in thousands):


                           Year ended June 30,                     1999            1998             1997
                           --------------------------------------------------------------------------------
                           Federal income tax at
                               statutory rates                 $  7,429         $  6,083         $  3,062
                           Nondeductible items                      528              349               --
                           Other, net                              (194)               3               --
                           --------------------------------------------------------------------------------

                                                               $  7,763         $  6,435         $  3,062
                           ================================================================================

                           For income tax reporting, the Company has net operating loss carryforwards aggregating approximately $85.5 million available to reduce future state income taxes for various states as of June 30, 1999. If not used, substantially all of the carryforwards will expire at various dates from June 30, 2000 to June 30, 2002.

14. Commitments            As of June 30, 1999, the Company leases property
    and                    under noncancelable operating leases requiring
    Contingencies          minimum annual rentals as follows (in thousands):


                           Year ending June 30,                           Amount
                           -----------------------------------------------------

                               2000                                     $  3,598
                               2001                                        3,347
                               2002                                        3,024
                               2003                                        2,041
                               2004                                           48
                               Thereafter                                     --
                           -----------------------------------------------------

                                                                        $ 12,058
                           =====================================================

                           Rent expense for leased property was $2.9 million, $1.7 million and $0.5 million respectively, for the years ended June 30, 1999, 1998 and 1997.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


14. Commitments            Employment Agreements
    and
    Contingencies -        The Company entered into employment agreements, as
    (Continued)            amended, with three executives under which they are
                           entitled to annual base compensation of $800,000, collectively, adjusted for increases in the Consumer
                           Price Index and merit increases for one executive.
                           The agreements terminate upon: (a) the earlier of the executive's death, permanent disability, termination of employment for cause, voluntary resignation
                           (except that no voluntary resignation may occur prior to February 2000) or 70th birthday; or (b) the later of the fifth anniversary of the agreement or from three to five years from the date of notice to the executive of the Company's intention to terminate the agreement.

                           In addition, the executives are entitled to a cash payment equal to 299% of the last five years average annual compensation in the event of a "change in control," as defined in the agreement, and two of the executives are entitled to all of the compensation discussed above.

                           The Company has entered into employment agreements with two other officers under which they are entitled to minimum annual base compensation of $350,000, collectively. These agreements terminate upon the earlier of the executive's death, permanent disability, termination for cause, voluntary resignation or three years.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


15. Legal Proceedings      On October 23, 1997, a class action suit was filed in
                           the Superior Court of New Jersey at Docket No.
                           L-12066-97 against NJMIC by Alfred G. Roscoe on behalf of himself and others similarly situated. Mr.
                           Roscoe sought certification that the action could be maintained as a class action. He also sought unspecified compensatory damages and injunctive relief. In his complaint, Mr. Roscoe alleged that NJMIC violated New Jersey's Mortgage Financing on
                           Real Estate Law, N.J. Stat. Ann. 46:10A-1 et seq., by requiring him and other borrowers to pay or reimburse
                           NJMIC for attorneys' fees and costs in connection with loans made to them by NJMIC. Mr. Roscoe further asserted that NJMIC's alleged actions violated New
                           Jersey's Consumer Fraud Act, N.J. Stat. Ann. 56:8-1, et seq. and constituted common law fraud and deceit

                           On February 24, 1998, after oral argument before the Superior Court, an order was entered in favor of NJMIC and against Mr. Roscoe granting NJMIC a Motion for Summary Judgment. Mr. Roscoe appealed to the Superior Court of New Jersey - Appellate Division. Oral argument on the appeal was heard on January 20, 1999 before a two-judge panel of the Appellate Division. On February 3, 1999, the panel filed a per curiam opinion affirming the Superior Court's ruling in favor of NJMIC.

                           On March 4, 1999, a Petition for Certification for review of the final judgment of the Superior Court was filed with the Supreme Court of New Jersey. NJMIC filed its Brief in Opposition to the Petition for Certification on March 16, 1999, and Mr. Roscoe filed a reply brief. To date, no decision has been rendered by New Jersey Supreme Court on this matter.

                           Pursuant to the terms of the Agreement for Purchase and Sale of Stock of NJMIC between the Company and the former shareholders of NJMIC, the former shareholders are required to indemnify the Company up to $16.0 million to the extent of any losses over $100,000 related to, caused by or arising from NJMIC's failure to comply with applicable law. The former NJMIC shareholders have agreed to defend the Company in this suit.

                           Additionally, from time to time, the Company is involved as plaintiff or defendant in various other legal proceedings arising in the normal course of our business. While the Company cannot predict the ultimate outcome of these various legal proceedings, it is management's opinion that the resolution of these legal actions should not have a material effect on the Company's financial position, results of operations or liquidity.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


16. Fair Value of          No market exists for certain of the Company's assets
    Financial              and liabilities. Therefore, fair value estimates are
    Instruments            based on judgments regarding credit risk, investor
                           expectation of future economic conditions, normal cost of administration and other risk characteristics, including interest rates and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                           The following table summarizes the carrying amounts and fair value estimates of financial instruments recorded on the Company's financial statements at June 30, 1999 and 1998 (in thousands):


                           June 30,                                                                1999
                           -------------------------------------------------------------------------------
                                                                            Carrying               Fair
                                                                               Value              Value
                           -------------------------------------------------------------------------------
                           Assets
                               Cash and cash equivalents                  $   22,395         $   22,395
                               Loan and leases available
                                     for sale                                 33,776             35,152
                               Interest-only strips                          178,218            178,217
                               Servicing rights                               43,210             43,210
                               Investments held to maturity                    1,014                911

                           Liabilities
                               Subordinated debt and
                                    notes payable                         $  270,343         $  270,915
                           ===============================================================================

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


16. Fair Value of
    Financial Instruments -
    (Continued)

                           June 30,                                                                 1998
                           --------------------------------------------------------------------------------
                                                                            Carrying                Fair
                                                                               Value               Value
                           --------------------------------------------------------------------------------
                           Assets
                               Cash and cash equivalents                  $    4,486          $    4,486
                               Loan and leases available
                                 for sale                                     62,382              63,685
                               Interest-only strips                           95,913              95,913
                               Servicing rights                               18,472              19,310
                               Investments held to
                                 maturity                                      5,639               5,639

                           Liabilities
                               Subordinated debt and
                                    notes payable                         $  144,585          $  144,585
                           ================================================================================

                           The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

                           Cash and cash equivalents - For these short-term instruments, the carrying amount approximates fair value.

                           Loans and leases available for sale - Fair value is determined by recent sales and securitizations.

                           Interest-only strips - Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


16. Fair Value of          Servicing rights - Fair value is determined using
    Financial              estimated discounted future cash flows taking into
    Instruments -          consideration anticipated prepayment rates and credit
    (Continued)            loss rates of the underlying loans and leases.

                           Investments held to maturity - Represent mortgage loan backed securities retained in securitizations. Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

                           Subordinated debt and notes payable - The fair value of fixed debt is estimated using the rates currently available to the Company for debt of similar terms.

                           The carrying value of investment securities at June 30, 1999 were as follows (in thousands):

                                                                                 Gross           Gross
                                                             Amortized      Unrealized      Unrealized       Fair
                                                                  Cost           Gains          Losses      Value
                           ----------------------------------------------------------------------------------------
                           Held-to-Maturity:
                           Mortgage backed
                             securities retained in
                             securitizations                  $  1,014          $   --        $  (103)   $    911
                           Available for sale:
                           Lease backed securities
                             retained in
                             securitizations.                    4,818             253              --      5,071
                           ----------------------------------------------------------------------------------------

                           Total                              $  5,832          $  253        $  (103)   $  5,982
                           ========================================================================================


                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


17. Reconciliation of
    Basic and Diluted
    Earnings Per
    Common Share

                           Year ended June 30,                    1999              1998          1997
                           ------------------------------------------------------------------------------
                                                                  (in thousands except per share data)
                           (Numerator)
                           Net income                        $  14,088         $  11,455       $  5,940
                           ------------------------------------------------------------------------------
                           (Denominator)
                           Average Common Shares
                               Average common
                                 shares outstanding              3,682             3,692          2,921
                               Average potentially
                                 dilutive shares                   109               155            128
                               Average common and
                                 potentially
                                 dilutive shares                 3,791             3,847          3,049
                           ------------------------------------------------------------------------------

                           Earnings per common
                             share
                                 Basic                       $    3.83         $    3.10       $   2.03
                                 Diluted                          3.72              2.98           1.95
                           ==============================================================================

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


18. Segment Information    The Company adopted the Statement of Financial
                           Accounting Standard No. 131, "Disclosures about
                           Segments of an Enterprise and Related Information" as of July 1, 1998 ("SFAS No. 131"). SFAS No. 131
                           establishes standards for the way companies report information about operating segments in annual financial statements and in interim financial reports. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position.

                           The Company has divided its operations into three reportable segments: Loan and Lease Origination, Servicing, and Investment Note Services.

                           The Loan and Lease Origination segment originates business purpose loans secured by real estate and other business assets, home equity loans typically to credit-impaired borrowers, conventional first mortgage loans secured by one to four family residential real estate and small ticket and middle market business equipment leases.

                           The Servicing segment services the loans and leases the Company originates both while held as available for sale and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

                           The Investment Note Services segment markets the Company's subordinated debt securities pursuant to a registered public offering. The proceeds from the sale of subordinated debt are used to fund the Company's general operating and lending activities.

                           All Other mainly represents segments that do not meet the SFAS No. 131 quantitative or defined thresholds for determining reportable segments, financial assets not related to operating segments, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified. Transactions between reportable segments have been reported at cost.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


18. Segment                The reporting segments follow the same accounting
    Information -          policies used for the Company's consolidated
    (Continued)            financial statements as described in the summary of
                           significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

                           Reconciling items represent elimination of inter-segment income and expense items, and are included to reconcile segment data to the consolidated financial statements.


                                        Loan and     Investment
Year ended June 30, 1999                   Lease           Note                                      Reconciling
(in thousands)                       Origination       Services      Servicing       All Other             Items     Consolidated
------------------------------------------------------------------------------------------------------------------------------------
External revenues:
    Gain on sale of loans and
      Leases                           $  64,490      $      --      $      --      $       --          $     --       $   64,490
    Interest income                        6,883            321             --           2,120                --            9,324
    Non-interest income                    5,225             88          7,265               4                --           12,582
Inter-segment revenues                        --         23,630             --          25,080           (48,710)              --
Operating expenses:                                                                                                            --
    Interest expense                      14,313         14,995            415          16,333           (23,630)          22,426
    Non-interest expense                  21,885          4,730          2,274           9,058                --           37,947
    Depreciation and amortization          1,385          1,614            300             873                --            4,172
    Inter-segment expense                 24,490            590             --              --           (25,080)              --
Income tax expense                         5,161            750          1,519             333                --            7,763
------------------------------------------------------------------------------------------------------------------------------------
Net income                                 9,364          1,360          2,757             607                --           14,088
====================================================================================================================================
Segment assets                         $  66,969      $  28,131      $  44,921      $  256,280          $     --       $  396,301
====================================================================================================================================

                           Prior to fiscal 1999 the Company was managed by legal entity, not by functional division as is the current practice. Due to this organizational structure change, comparative information is not presented for the year ended June 30, 1998.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


19. Quarterly Data         The following table is a summary of financial data by
    Statement (Unaudited)  quarters for the years ended June 30, 1999 and 1998:



For the Quarters Ended Fiscal Year 1999
(in thousands, except per share data)                          June 30,     March 31,   December 31,   September 30,
-----------------------------------------------------------------------------------------------------------------------
Revenues
   Gain on sale of loans and leases                           $ 18,701        $17,417       $ 14,775        $ 13,597
   Interest and fees                                             3,836          4,271          3,907           4,539
   Interest accretion on interest-only strips                    1,322            307            208             184
   Servicing income                                              1,354            952            525             490
   Other income                                                      2             22              1              14
-----------------------------------------------------------------------------------------------------------------------

Total revenues                                                  25,215         22,969         19,416          18,824

Total expenses                                                  19,495         17,487         13,949          13,642
-----------------------------------------------------------------------------------------------------------------------

Income before provision for income taxes                         5,720          5,482          5,467           5,182

Provision for income taxes                                       2,059          1,973          1,969           1,762
-----------------------------------------------------------------------------------------------------------------------

Net income                                                      $3,661         $3,509        $ 3,498         $ 3,420
=======================================================================================================================

Earnings per common share
   Basic                                                        $ 1.01          $0.95         $ 0.95          $ 0.92
   Diluted                                                      $ 0.98          $0.92         $ 0.92          $ 0.90
=======================================================================================================================

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements

================================================================================


For the Quarters Ended Fiscal Year 1998

(in thousands, except per share data)                         June 30,      March 31,   December 31,   September 30,
-----------------------------------------------------------------------------------------------------------------------
Revenues
   Gain on sale of loans and leases                           $ 15,553       $ 10,292        $ 6,476         $ 8,457
   Interest and fees                                             5,782          4,225          5,075           2,304
   Interest accretion on interest-only loan strips                 231            135            108              64
   Servicing income                                                 60            163             84             169
   Other income                                                      2             37            118              --
-----------------------------------------------------------------------------------------------------------------------

Total revenues                                                  21,628         14,852         11,861          10,994

Total expenses                                                  16,073          9,647          9,506           6,219
-----------------------------------------------------------------------------------------------------------------------

Income before provision for income taxes                         5,555          5,205          2,355           4,775

Provision for income taxes                                       2,118          1,893            801           1,623
-----------------------------------------------------------------------------------------------------------------------

Net income                                                     $ 3,437        $ 3,312        $ 1,554         $ 3,152
=======================================================================================================================

Earnings per common share
   Basic                                                       $  0.93         $ 0.89         $ 0.42          $ 0.86
   Diluted                                                     $  0.89         $ 0.86         $ 0.40          $ 0.83
=======================================================================================================================

================================================================================

You should rely only on the information contained or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus, including information incorporated by reference, is accurate as of any date other than the date on the front of the prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities in any jurisdiction where that offer or sale is not permitted. The information in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of securities.





                                AMERICAN BUSINESS
                            FINANCIAL SERVICES, INC.

                                     [LOGO]

                                  $350,000,000

                                       of

                          Subordinated Investment Notes
                        and Adjustable Rate Subordinated
                               Money Market Notes





                               ------------------

                                   PROSPECTUS

                               ------------------



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses to be incurred in connection with the offering of the Debt Securities, other than underwriting discounts and commissions, which ABFS does not anticipate paying:

         SEC Registration Fee*.....................................   $   92,400
         NASD Filing Fee...........................................            0
         Printing, Engraving and Mailing...........................      110,000
         Legal Fees and Expenses...................................      100,000
         Accounting Fees and Expenses..............................       50,000
         Blue Sky Fees and Expenses................................       20,000
         Miscellaneous.............................................    7,540,000
                                                                      ----------
                        TOTAL                                         $7,912,400
                                                                      ==========

* Exact; all other fees and expenses are estimates

Item 15. Indemnification of Directors and Officers.

     The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Bylaws (the "Bylaws") of ABFS provide for indemnification of its directors and officers to the full extent permitted by Delaware law. In the event that the Delaware General Corporation Law (the "Corporation Law") is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the Certificate of Incorporation and Bylaws provide the personal liability of the directors and officers of ABFS shall be so eliminated or limited.

     Section 145 of the Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

     Section 145 of the Corporation Law provides that a company may pay the expenses incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. The Certificate of Incorporation and Bylaws of ABFS provide that ABFS shall pay such expenses.

     The Company maintains insurance to cover the Company's directors and executive officers for liabilities which may be incurred by the Company's directors and executive officers in the performance of their duties.

Item 16. Exhibits

   Exhibit
   Number                                  Description
   -------  --------------------------------------------------------------------
     4.1    Form of Unsecured Investment Note (Incorporated by reference from
            Exhibit 4.1 of Amendment No. 1 to the Registration Statement on Form SB-2 filed April 29, 1994, Registration Number 33-76390).

     4.2 Form of Unsecured Investment Note issued pursuant to Indenture with First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.5 of Amendment No. One to the Registration Statement on Form SB-2 filed on December 14, 1995, Registration Number 33-98636 (the "1995 Form SB-2").

     4.3 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.6 of the Registration Statement on Form SB-2 filed on October 26, 1995, Registration Number 33-98636).

     4.4 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed March 28, 1997, Registration Number 333-24115 (the "1997 Form SB-2")).

     4.5    Form of Unsecured Investment Note (Incorporated by reference from
            Exhibit 4.5 of the 1997 Form SB-2).

     4.6 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

     4.7    Form of Unsecured Investment Note (Incorporated by reference from
            Exhibit 4.5 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

-----------------
* Previously filed.

     4.8 Form of Indenture by and between ABFS and U.S. Bank Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.8 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

     4.9    Form of Unsecured Investment Note (Incorporated by reference from
            Exhibit 4.9 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

     4.10 Form of Indenture by and between ABFS and U.S. Bank Trust National Association (Incorporated by reference from Exhibit 4.10 of Registrant's Registration Statement on Form S-2, No. 333-87333, filed September 17, 1999).

     4.11 Form of Indenture by and between ABFS and U.S. Bank Trust National Association.*

     4.12   Form of Investment Note.*

     5      Opinion of Blank Rome Comisky & McCauley LLP.*

     10.1 Loan and Security Agreement between Upland Mortgage and BankAmerica Business Credit, Inc. dated May 23, 1996 (Incorporated by reference from the 1996 Form 10-KSB).

     10.2 Amended and Restated Stock Option Plan (Incorporated by reference from Exhibit 10.2 of ABFS' Quarterly Report on Form 10-QSB from the quarter ended September 30, 1997, File No. 0-22474).

     10.3   Stock Option Award Agreement (Incorporated by reference from Exhibit
            10.1 of the Registration Statement on Form S-11 filed on February 26, 1993, Registration No. 33-59042 (the "Form S-11")).

     10.4 Line of Credit Agreement by and between American Business Credit, Inc. and Eagle National Bank (Incorporated by reference from Exhibit
            10.4 of Amendment No. 1 to the Registration Statement on Form SB-2 filed on April 29, 1993, Registration No. 33-59042 (the "1993 Form SB-2")).

     10.5 Agreement dated April 12, 1993 between American Business Credit, Inc. and Eagle National Bank (Incorporated by reference from Exhibit
            10.5 of the 1993 Form SB-2).

     10.6 1995 Stock Option Plan for Non-Employee Directors (Incorporated by reference from Exhibit 10.6 of the Amendment No. 1 to the 1996 Form SB-2 filed on February 4, 1996 Registration No. 333-18919 (the "Amendment No. 1 to the 1997 Form SB-2")).


-----------------
* Previously filed.

     10.7 Form of Option Award Agreement for Non-Employee Directors Plan for Formula Awards (Incorporated by reference from Exhibit 10.13 of the 1996 Form 10-KSB).

     10.8 1997 Non-Employee Director Stock Option Plan (including form of Option Agreement) (Incorporated by reference from Exhibit 10.1 of the September 30, 1997 Form 10-QSB).

     10.9 Interim Warehouse and Security Agreement between Upland Mortgage and Prudential Securities Realty Funding Corporation dated April 25, 1996 (Incorporated by reference from Exhibit 10.14 of the 1996 Form 10-KSB).

     10.10 Lease dated January 7, 1994 by and between TCW Realty Fund IV Pennsylvania Trust and ABFS (Incorporated by reference from Exhibit
            10.9 of the Registration Statement on Form SB-2 filed March 15, 1994, File No. 33-76390).

     10.11 First Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 24, 1994. (Incorporated by reference from Exhibit 10.9 of ABFS' Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995 (the "1995 Form 10-KSB")).

     10.12 Second Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated December 23, 1994 (Incorporated by reference from Exhibit 10.10 of the 1995 Form 10-KSB).

     10.13 Third Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated July 25, 1995 (Incorporated by reference from
            Exhibit 10.11 of the 1995 Form 10-KSB).

     10.14 Promissory Note of Anthony J. Santilli and Stock Pledge Agreement dated September 29, 1995 (Incorporated by reference from Exhibit
            10.14 of the 1995 Form SB-2).

     10.15 Form of Employment Agreement with Anthony J. Santilli, Beverly Santilli and Jeffrey M. Ruben (Incorporated by reference from
            Exhibit 10.15 of the Amendment No. 1 to the 1996 Form SB-2).

     10.16 Amendment One to Anthony J. Santilli Employment Agreement (Incorporated by reference from Exhibit 10.3 of the September 30, 1997 Form 10-QSB).

     10.17 Amendment One to Beverly Santilli's Employment Agreement (Incorporated by reference from Exhibit 10.4 of the September 30, 1997 Form 10-QSB).

-----------------
* Previously filed.

     10.18  Management Incentive Plan (Incorporated by reference from Exhibit
            10.16 of the 1996 Form SB-2).

     10.19 Loan and Security Agreement dated December 12, 1996 between American Business Credit, Inc. and Finova Capital Corporation (Incorporated by reference from Exhibit 10.17 of the 1996 Form SB-2).

     10.20 Form of Option Award Agreement for Non-Employee Directors Plan for Non-Formula Awards (Incorporated by reference from Exhibit 10.18 of the Amendment No. 1 to the 1996 Form SB-2).

     10.21 Form of Pooling and Servicing Agreement related to the Company's loan securitizations dated March 31, 1995, October 1, 1995, May 1, 1996, August 31, 1996, February 28, 1997, September 1, 1997,
            February 1, 1998, and June 1, 1998 (Incorporated by reference from
            Exhibit 4.1 of ABFS' Quarterly Report on Form 10-QSB for the quarter ended March 31, 1995 (the "March 31, 1995 Form 10-QSB")).

     10.22 Form of Sales and Contribution Agreement related to the Company's loan securitizations dated March 31, 1995, October 1, 1995, May 1, 1996 and September 27, 1996 (Incorporated by reference from Exhibit
            4.1 of the March 31, 1995 Form 10-QSB).

     10.23 Amendments to the Interim Warehouse and Security Agreement between Upland Mortgage and Prudential Securities Realty Funding Corporation. (Incorporated by reference from Exhibit 10.21 of the Amendment No. 1 to the 1997 Form SB-2 filed on May 23, 1997 Registration No. 333-24115(the "Amendment No. 1 to the 1997 SB-2")).

     10.24 Fourth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated April 9, 1996 (Incorporated by reference from
            Exhibit 10.22 to the Amendment No. 1 to the 1997 SB-2).

     10.25 Fifth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 8, 1996 (Incorporated by reference from
            Exhibit 10.23 to the Amendment No. 1 to the 1997 SB-2).

     10.26 Sixth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated March 31, 1997 (Incorporated by reference from
            Exhibit 10.24 to the Amendment No. 1 to the 1997 SB-2).

     10.27 Agreement for Purchase and Sale of Stock between Stanley L. Furst, Joel E. Furst and ABFS dated October 27, 1997 (Incorporated by reference from ABFS' Current Report on Form 8-K dated October 27, 1997, File No. 0-22747).

-----------------
* Previously filed.

     10.28 Credit Agreement between American Business Credit, Inc., HomeAmerican Credit, Inc., and American Business Leasing, Inc., as co-borrowers, American Business Financial Services, Inc., as parent, Chase Bank of Texas, NA, as administrative agent and certain lenders (Incorporated by reference from Exhibit 10.24 of ABFS' Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997 filed on September 29, 1997, File No. 0-22474).

     10.29 Standard Form of Office Lease and Rider to Lease dated April 2, 1993 by and between 5 Becker Associates and NJMIC (Incorporated by reference from Exhibit 10.29 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.30 First Amendment of Lease by and between 5 Becker Associates and NJMIC dated July 27, 1994 (Incorporated by reference from Exhibit
            10.30 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.31 Form of Debenture Note related to NJMIC's subordinated debt (Incorporated by reference from Exhibit 10.31 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.32 Note Agreement and Promissory Note dated July 15, 1997 issued by NJMIC to N.M. Rothschild & Sons (Incorporated by reference from
            Exhibit 10.32 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.33 Form of Standard Terms and Conditions of Servicing Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996. (Incorporated by reference from Exhibit 10.33 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.34 Form of Standard Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996 (Incorporated by reference from Exhibit 10.34 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

-----------------
* Previously filed.

     10.35 Amended and Restated Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit 10.35 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.36 Amended and Restated Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit 10.36 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.37 Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference from Exhibit 10.37 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.38 Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference from Exhibit 10.38 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

     10.39 Indenture by and among ABFS Equipment Contract Trust 1998-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1998 (Incorporated by reference from Exhibit 10.39 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

     10.40 Form of Unaffiliated Seller's Agreement related to the Company's home equity loan securitizations dated March 27, 1997, September 29, 1997, February 1, 1998 and June 1, 1998 (Incorporated by reference from Exhibit 10.40 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

     10.41 First Amended and Restated Interim Warehouse and Security Agreement among Prudential Securities Credit Corporation, as lender, and HomeAmerican Credit Inc. and American Business Credit, Inc., as borrowers (Incorporated by reference from Exhibit 10.41 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

-----------------
* Previously filed.

     10.42 Amendments to the First Amended and Restated Interim Warehouse and Security Agreement among Prudential Securities Credit Corporation, as lender, and HomeAmerican Credit Inc. and American Business Credit, Inc., as borrowers (Incorporated by reference from Exhibit
            10.42 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

     10.43 Amendments to the Credit Agreement between American Business Credit, Inc., HomeAmerican Credit, Inc., American Business Leasing, Inc., New Jersey Mortgage & Investment Corp., and Federal Leasing Corp. as co-borrowers, American Business Financial Services, Inc., as parent, Chase Bank of Texas, NA, as administrative agent for lenders (Incorporated by reference from Exhibit 10.43 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

     10.44 $100.0 Million Receivables Purchase Agreement, dated September 30, 1998 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Capital Markets and First Union National Bank, as liquidity agent. (Incorporated by reference from Exhibit 10.1 of the Registrant's September 30, 1998 Form 10-Q).

     10.45 $20.0 Million Credit Agreement, dated September 28, 1998 between American Business Leasing, Inc., Federal Leasing Corp. and First Union National Bank. (Incorporated by reference from Exhibit 10.2 of the Registrant's September 30, 1998 Form 10-Q).

     10.46 Interim Warehouse and Security Agreement, dated August 3, 1998, among Prudential Securities Credit Corporation, as lender, and Federal Leasing, Inc. and American Business Leasing, Inc., as borrowers, and Amendments One and Two thereto. (Incorporated by reference from Exhibit 10.3 of the Registrant's September 30, 1998 Form 10-Q).

     10.47 Amended and Restated Credit Agreement, dated October 1, 1998, between American Business Credit, Inc., HomeAmerican Credit, Inc., American Business Leasing, Inc., New Jersey Mortgage and Investment Corp., as co-borrowers, American Business Financial Services, Inc., as parent and Chase Bank of Texas. (Incorporated by reference from Exhibit 10.4 of the Registrant's September 30, 1998 Form 10-Q)

-----------------
* Previously filed.

     10.48 $5,000,000 Loan Agreement dated as of December 30, 1998, between American Business Credit, Inc., HomeAmerican Credit, Inc., New Jersey Mortgage and Investment Corp. as co-borrowers, and Chase Bank of Texas as lender. (Incorporated by reference from Exhibit 10.1 of the Registrant's December 31, 1998 Form 10-Q).

     10.49 Amendment to First Amended and Restated Interim Warehouse and Security Agreement dated June 7, 1997 among Prudential Securities Credit Corporation and Home American Credit, Inc., New Jersey Mortgage and American Business Credit, Inc. and ABFS as Guarantor (Incorporated by reference to Exhibit 10.44 of the Form 10-K for the year ended June 30, 1999).

     10.50 Lease Agreement dated August 30, 1999 related to One Presidential Boulevard (Incorporated by reference to Exhibit 10.1 of the Registrant's September 30, 1999 Form 10-Q).

     10.51 Employment Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.2 of the Registrant's September 30, 1999 Form 10-Q).

     10.52 Change in Control Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to
            Exhibit 10.3 of the Registrant's September 30, 1999 Form 10-Q).

     10.53 12/99 Amendment dated effective as of December 30, 1999, to $5,000,000 Loan Agreement dated as of December 30, 1998, between American Business Credit, Inc., HomeAmerican Credit, Inc., and New Jersey Mortgage and Investment Corp., as co-borrower and Chase Bank of Texas, National Association as lender (Incorporated by reference from Exhibit 10.1 of the Registrant's December 31, 1999 Form 10-Q).

     10.54 American Business Financial Services Inc. 1999 Stock Option Plan (Incorporated by reference from Exhibit 10.2 of the Registrant's December 31, 1999 Form 10-Q).

     10.55 Amendment No. 3 to Receivables Purchase Agreement, dated as of October 13, 1999 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.3 of the Registrant's December 31, 1999 Form 10-Q).

-----------------
* Previously filed.

     10.56 Amendment No. 4, dated as of November 12, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from
            Exhibit 10.4 of the Registrant's December 31, 1999 Form 10-Q).

     10.57 Amendment No. 5, dated as of November 29, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from
            Exhibit 10.5 of the Registrant's December 31, 1999 Form 10-Q).

     10.58 Amendment No. 6, dated as of December 14, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from
            Exhibit 10.6 of the Registrant's December 31, 1999 Form 10-Q).

     10.59 Seventh Amendment, dated as of December 31, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from
            Exhibit 10.7 of the Registrant's December 31, 1999 Form 10-Q).

     10.60 Eight Amendment, dated as of January 10, 2000, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from
            Exhibit 10.8 of the Registrant's December 31, 1999 Form 10-Q).

     10.61 2000-1 Securitization Agreement - the Sale and Servicing Agreement, dated as of March 1, 2000, by and among Prudential Securities Secured Financing Corporation, ABFS Mortgage Loan Trust 2000-1, Chase Bank of Texas, N.A., as collateral agent, The Chase Manhattan Bank, as indenture trustee and American Business Credit, Inc., as Servicer (Incorporated by reference from Exhibit 10.1 of the Registrant's March 31, 2000 Form 10-Q).

-----------------
* Previously filed.

     10.62 The Sale and Servicing Agreement dated as of March 1, 2000 by and among ABFS Millenium, Inc., as Depositor, American Business Credit, Inc., HomeAmerican Credit, Inc., d/b/a Upland Mortgage and New Jersey Mortgage and Investment Corp., as Originators, American Business Financial Services, Inc., as Guarantor, ABFS Mortgage Loan Warehouse Trust, as Issuer, American Business Credit, Inc., as Servicer, and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent (Incorporated by reference from Exhibit 10.2 of the Registrant's March 31, 2000 Form 10-Q).

     10.63 Warehousing Credit and Security Agreement dated as of May 5, 2000 between New Jersey Mortgage and Investment Corp., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and Residential Funding Corporation.*

     10.64 Sale and Servicing Agreement dated as of July 6, 2000 by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and New Jersey Mortgage and Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business Financial Services, Inc., as Sponsor, and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent.*

     11 Statement of Computation of Per Share Earnings (Included in Note 16 of the Notes to Consolidated Financial Statements).

     12     Computation of Ratio of Earnings to Fixed Charges.*

     21     Subsidiaries of the Company.*

     23.1   Consent of Blank Rome Comisky & McCauley LLP (Included in Exhibit
            5).*

     23.2   Consent of BDO Seidman LLP.

     24     Power of Attorney (Included on Signature Page).*

     25 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1.*

     27 Financial Data Schedule (Incorporated by reference from Exhibit 27 of the Registrant's Form 10-Q for the nine months ended March 31,
            2000).

     99.1   Form of Prospectus Supplement, Form of Order Forms and Other
            Materials.

-----------------
* Previously filed.

     Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K for a Registration Statement on Form S-2.

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sells securities, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof;

         (3) To remove form registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

-----------------
* Previously filed.

     (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes that:

         (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Pre-Effective Amendment No. One to Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Philadelphia, Commonwealth of Pennsylvania on August 18, 2000.

                                AMERICAN BUSINESS FINANCIAL SERVICES, INC.

                            By: /s/ Anthony J. Santilli
Date: September 15, 2000        --------------------------------------------
                                Anthony J. Santilli, Chairman, President,
                                Chief Executive Officer, Chief Operating Officer
                                and Director (Duly Authorized Officer)

                             ---------------------

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.




       SIGNATURE                            CAPACITY                                                DATE
----------------------------------------------------------------------------------------------------------------
/s/ Anthony J. Santilli          Chairman, President, Chief Executive                       September 15, 2000
------------------------         Officer, Chief Operating Officer and
Anthony J. Santilli              Director (Principal Executive and Operating
                                 Officer)

         *                       Executive Vice President and Chief Financial
------------------------         Officer (Principal Financial and Accounting
Albert W. Mandia                 Officer)


         *                       Director
------------------------
Leonard Becker

         *                       Director
------------------------
Richard Kaufman

         *                       Director
------------------------
Michael DeLuca

         *                       Director
------------------------
Harold Sussman

* By: /s/ Anthony J. Santilli                                                               September 15, 2000
      -----------------------
      Anthony J. Santilli
      Attorney-In-Fact

                                  EXHIBIT INDEX

Exhibit Numbers  Description
---------------  -----------
     4.11 Form of Indenture by and between ABFS and U.S. Bank Trust National Association.*

     4.12        Form of Investment Note.*

     5           Opinion of Blank Rome Comisky & McCauley LLP.*

     10.63 Warehousing Credit and Security Agreement dated as of May 5, 2000 between New Jersey Mortgage and Investment Corp., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and Residential Funding Corporation.*

     10.64 Sale and Servicing Agreement dated as of July 6, 2000 by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and New Jersey Mortgage and Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business Financial Services, Inc., as Sponsor, and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent.*

     11          Statement of Computation of Per Share Earnings. (Included in
                 Note 16 of the Notes to Consolidated Financial Statements).*

     12          Statement of Computation of Ratios.*

     21          Subsidiaries of the Company.*

     23.1        Consent of Blank Rome Comisky & McCauley LLP (Included in
                 Exhibit 5).*

     23.2        Consent of BDO Seidman LLP.

     24          Power of Attorney (Included on Signature Page).*

     25 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1.*

     99.1        Form of Prospectus Supplement, Form of Order Form and Other
                 Materials.

---------------
*  Previously filed.